   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 1998
                                                     REGISTRATION NO. 333-48473
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                         INTERPLAY ENTERTAINMENT CORP.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     7372                    33-0102707
                         (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     (STATE OR OTHER      CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
     JURISDICTION OF
    INCORPORATION OR
      ORGANIZATION)

               16815 VON KARMAN AVENUE, IRVINE, CALIFORNIA 92606
                                (949) 553-6655
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                     CHRISTOPHER J. KILPATRICK, PRESIDENT
                         INTERPLAY ENTERTAINMENT CORP.
                            16815 VON KARMAN AVENUE
                           IRVINE, CALIFORNIA 92606
                                (949) 553-6655
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
          NICK E. YOCCA, ESQ.                  JEFFREY D. SAPER, ESQ.
           K.C. SCHAAF, ESQ.                 PATRICK J. SCHULTHEIS, ESQ.
   STRADLING YOCCA CARLSON & RAUTH,       WILSON SONSINI GOODRICH & ROSATI,
      A PROFESSIONAL CORPORATION              PROFESSIONAL CORPORATION
 660 NEWPORT CENTER DRIVE, SUITE 1600            650 PAGE MILL ROAD
    NEWPORT BEACH, CALIFORNIA 92660       PALO ALTO, CALIFORNIA 94304-1050
            (949) 725-4000                         (650) 493-9300

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY STATE.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED JUNE 1, 1998

PROSPECTUS
dated      , 1998

                                6,250,000 Shares

                               [LOGO OF INTERPLAY]

                                  Common Stock

All of the 6,250,000 shares of Common Stock offered hereby (the "Offering") are being issued and sold by Interplay Entertainment Corp. ("Interplay" or the "Company"). A non-management stockholder of the Company (the "Selling Stockholder") has granted the Underwriters a 30-day option to purchase up to an additional 937,500 shares of Common Stock. The Company will not receive any proceeds from the sale of stock by the Selling Stockholder.

Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price of the Common Stock offered hereby will be between $8.00 and $10.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Application has been made for the quotation of the Company's Common Stock on the Nasdaq National Market under the symbol "IPLY," subject to official notice of issuance.

SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                           PRICE TO    UNDERWRITING PROCEEDS TO
                                            PUBLIC     DISCOUNT(1)  COMPANY(2)
-------------------------------------------------------------------------------
Per Share..............................      $             $            $
-------------------------------------------------------------------------------
Total(3)...............................     $             $            $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting offering expenses payable by the Company estimated at $1,000,000.
(3) The Selling Stockholder has granted the Underwriters a 30-day option to purchase up to an additional 937,500 shares of Common Stock solely to cover over-allotments, if any, at the Price to Public less the Underwriting Discount. If all such shares are purchased, the total Price to Public and
    Underwriting Discount will be $   and $  , respectively, and the Selling
    Stockholder will receive proceeds of $   . See "Underwriting."

The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates representing shares of the Common Stock will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or
about    , 1998.

Piper Jaffray Inc.
                            Bear, Stearns & Co. Inc.
                                                                  UBS Securities

INTERPLAY
  PRODUCTIONS

                     [ANIMATED DEPICTIONS OF CHARACTERS AND ARTWORK FROM THE COMPANY'S STAR TREK, REDNECK RAMPAGE, EARTHWORM JIM, CLAY FIGHTER AND VR SPORTS
                     POWERBOAT RACING TITLES]


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

BY GAMERS.

                                        [Title names interspersed with animated
FOR GAMERS.                             product artwork and pictures of product
                                        packaging]



                                        STRATEGY
                                        --------

                                        FLAT CAT



ACTION                                  M.A.X.
------

TANTRUM                                 CONQUEST OF THE NEW WORLD


DESCENT                                 CAESARS PALACE


DESCENT II                              BRIDGE DELUXE II WITH OMAR SHARIF


STAR TREK: STARFLEET ACADEMY            BATTLE CHESS


CARMAGEDDON                             USCF CHESS


REDNECK RAMPAGE                         BEAT THE HOUSE



CLAY FIGHTER 63 1/3

                                        ROLE PLAYING
                                        ------------

                                        BLACK ISLE STUDIOS

                                        FALLOUT

                                        STONEKEEP

                                     SHINY
                                     -----

                                 EARTHWORM JIM

                                      MDK



                                   ADVENTURE
                                   ---------

                                 TRIBAL DREAMS

                     OF LIGHT AND DARKNESS -- THE PROPHECY



                                     SPORTS
                                     ------

                                   VR SPORTS

                                  VIRTUAL POOL

                                 VIRTUAL POOL 2

                                VR BASEBALL '97

                           VR SPORTS POWERBOAT RACING

                        JIMMY JOHNSON'S VR FOOTBALL '98

  [Wording interspersed with animated product artwork and pictures of product packaging]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements and Notes thereto (the "Consolidated Financial Statements") included elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus, including financial information, share and per share data, assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

  Interplay Entertainment Corp. ("Interplay" or the "Company") is a leading developer, publisher and distributor of interactive entertainment software for both core gamers and the mass market. The Company, which commenced operations in 1983, is most widely known for its titles in the action/arcade, adventure/role-playing game ("RPG"), strategy/puzzle and sports categories, and has published such hit titles as Descent, Fallout, Stonekeep, Battle Chess and Virtual Pool. The Company has produced titles for many of the most popular interactive entertainment software platforms, and currently balances its development efforts by publishing interactive entertainment software for personal computers ("PCs") and current generation video game consoles, such as the PlayStation(R) manufactured by Sony Computer Entertainment ("PlayStation") and Nintendo 64. Interplay was named Publisher of the Year in 1996 by Computer & Net Player magazine.

  The worldwide market for interactive entertainment software has grown significantly in recent years. According to the International Development Group ("IDG"), a market research firm, the worldwide market for interactive entertainment software generated sales of more than 220 million retail units in 1997 and is projected to generate more than 437 million retail units in 1999, representing a 41% compound annual growth rate. The interactive entertainment software market is composed primarily of software for PCs and current generation video game consoles.

  The Company seeks to publish interactive entertainment software titles that are, or have the potential to become, franchise titles that can be leveraged across several releases and/or platforms, and has published many such successful franchise titles to date. In addition, the Company secures licenses to use popular intellectual properties, such as Star Trek, Caesars Palace and Major League Baseball, for incorporation into certain of its products. Of the more than 40 titles currently in development by the Company, more than half are sequels to successful titles or incorporate licensed intellectual properties.

  In addition to developing products through its internal product development group of approximately 290 employees worldwide, the Company seeks to publish titles from leading third party interactive entertainment software developers. Through relationships with such developers, the Company believes that it is able to supplement its internally developed product line with products developed by talented third party developers while reducing its exposure to certain of the financial risks associated with internal product development. The Company believes that one of its core strengths is its developer-friendly management culture, which the Company believes provides it with a competitive advantage in forging strategic relationships with successful third party interactive entertainment software developers. The Company's internal software producers manage external product development efforts to ensure that externally developed titles satisfy the Company's product development standards. The Company also seeks to leverage its investments in existing gameplay technologies into new titles, while internally and externally developing new technologies which can be used in multiple future title releases.

  The Company has developed a worldwide sales and distribution capability. In North America, Interplay sells and distributes its products primarily through its direct sales force and, to a lesser extent, through third party distribution arrangements. In certain international markets, the Company has established direct sales and distribution capabilities, while in the majority of international markets the Company utilizes third party distribution arrangements. The Company's wholly owned subsidiary, Interplay OEM, Inc., distributes both Company-published and third party-published titles to computer hardware and peripheral device manufacturers for use in bundling arrangements. In addition, the Company sells its games directly through its web site and generates royalty-based revenues from use of its games by providers of on-line gameplay who distribute through popular on-line services, such as America Online.

  The Company was incorporated in the State of California in 1982, and conducts business under the trade name "Interplay Productions." The Company will be reincorporated in the State of Delaware prior to the effective date of the Offering. The principal executive offices of the Company are located at 16815 Von Karman Avenue, Irvine, California 92606, and its telephone number at that location is (949) 553-6655.

                                  THE OFFERING

Common Stock offered by
 the Company............   6,250,000 shares
Common Stock to be
 outstanding after the
 Offering...............  18,591,728 shares(1)
Use of Proceeds.........  For repayment of indebtedness and for working capital and other general corporate purposes. See "Use of Proceeds."
Proposed Nasdaq National
 Market symbol..........  IPLY

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       EIGHT MONTHS       THREE MONTHS
                                   YEAR ENDED APRIL 30,             ENDED DECEMBER 31,   ENDED MARCH 31,
                         -----------------------------------------  -------------------  ----------------
                          1993    1994    1995    1996      1997       1996      1997     1997     1998
                         ------- ------- ------- -------  --------  ----------- -------  -------  -------
                                                                    (UNAUDITED)            (UNAUDITED)
STATEMENTS OF OPERATIONS DATA(2):
 Net revenues........... $25,355 $52,668 $79,546 $96,952  $ 83,262   $ 50,364   $85,961  $22,410  $40,996
 Gross profit...........  11,981  21,445  34,055  47,013    20,782     14,639    41,097    8,902   21,775
 Operating income
  (loss)................   3,917   5,296   6,047    (417)  (34,684)   (22,302)   (2,786)  (6,850)   4,512
 Net income (loss)......   2,623   3,203   4,249    (744)  (27,219)   (17,469)   (5,059)  (5,443)   2,849
Net income (loss) per share(3):
 Basic.................. $  0.32 $  0.37 $  0.40 $ (0.07) $  (2.46)  $  (1.58)  $ (0.45) $ (0.49) $  0.26
 Diluted................ $  0.29 $  0.32 $  0.35 $ (0.07) $  (2.46)  $  (1.58)  $ (0.45) $ (0.49) $  0.23

                                           THREE MONTHS ENDED
                             --------------------------------------------------
                             MARCH 31,  JUNE 30,  SEPT. 30,  DEC. 31, MARCH 31,
                               1997       1997      1997       1997     1998
                             ---------  --------  ---------  -------- ---------
                                               (UNAUDITED)
QUARTERLY STATEMENTS OF OP-
 ERATIONS DATA:
 Net revenues..............  $ 22,410   $ 20,502  $ 23,833   $ 53,308 $ 40,996
 Gross profit..............     8,902      6,561     9,680     26,557   21,775
 Operating income (loss)...    (6,850)    (9,327)   (4,431)     8,045    4,512
 Net income (loss).........    (5,443)    (9,990)   (5,481)     6,493    2,849

                                                             MARCH 31, 1998
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(4)
                                                         -------- --------------
                                                               (UNAUDITED)
BALANCE SHEET DATA:
 Working capital........................................ $ 17,442    $ 53,616
 Total assets...........................................   78,327      98,040
 Total long-term debt (including current portion).......   38,680         225
 Stockholders' equity...................................    1,669      61,643

-------
(1) Based on shares outstanding at March 31, 1998. Includes 1,388,700 shares of Common Stock issuable upon the closing of the Offering upon the exercise of Common Stock Warrants by the cancellation of Subordinated Secured Promissory Notes at an exercise price of $6.30 per share (based on an assumed initial public offering price of $9.00 per share). Excludes (i) 2,053,206 shares of Common Stock issuable upon exercise of stock options outstanding at March 31, 1998, which had a weighted average exercise price of $4.80 per share, (ii) 1,680,541 shares of Common Stock reserved for issuance under the Company's 1997 Stock Incentive Plan and (iii) 200,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan. See "Management--Employee Benefit Plans--Stock Incentive Plans," "Description of Capital Stock--Common Stock Warrants" and Notes 6 and 13 of Notes to Consolidated Financial Statements.
(2) Effective May 1, 1997, the Company changed its fiscal year end from April 30 to December 31.
(3) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the number of shares used in computing net income per share.
(4) As adjusted to reflect the sale by the Company of 6,250,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share and the application of the estimated net proceeds therefrom, and the exercise of Common Stock Warrants having an aggregate purchase price of $87,488 by the cancellation of Subordinated Secured Promissory Notes in the aggregate principal amount of $8,661,320. See "Use of Proceeds," "Description of Capital Stock--Common Stock Warrants" and Notes 6 and 13 of Notes to Consolidated Financial Statements.

  As used in this Prospectus, references to Interplay or the Company refer to Interplay Entertainment Corp., a Delaware corporation, its California predecessor, and its wholly and majority owned subsidiaries. Interplay(TM), Interplay Productions(R), the Interplay logo(R), By Gamers. For Gamers.(TM), and certain of the Company's product names and publishing labels referred to herein are trademarks of the Company. This Prospectus also includes trademarks of other companies.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered by this Prospectus. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus.

FLUCTUATIONS IN OPERATING RESULTS; UNCERTAINTY OF FUTURE RESULTS; SEASONALITY

  The Company's operating results have fluctuated significantly in the past and will likely fluctuate significantly in the future, both on a quarterly and an annual basis. A number of factors may cause or contribute to such fluctuations, and many of such factors are beyond the Company's control. Such factors include, but are not limited to, demand for the Company's and its competitors' products, the size and rate of growth of the market for interactive entertainment software, changes in computing platforms, the number of new products and product enhancements released by the Company and its competitors during the period, changes in product mix, product returns, the timing of orders placed by distributors and dealers, delays in shipment, the timing of development and marketing expenditures, price competition and the level of the Company's international and OEM, royalty and licensing net revenues. The uncertainties associated with the interactive entertainment software development process, lengthy manufacturing lead times for Nintendo-compatible products, possible production delays, and the approval process for products compatible with the Sony Computer Entertainment, Nintendo and Sega video game consoles, as well as approvals required from other licensors, make it difficult to accurately predict the quarter in which shipments will occur. Because of the limited number of products introduced by the Company in any particular quarter, a delay in the introduction of a product may materially adversely affect the Company's operating results for that quarter. A significant portion of the Company's operating expenses is relatively fixed, and planned expenditures are based primarily on sales forecasts. If net revenues do not meet the Company's expectations in any given quarter, operating results may be materially adversely affected. The interactive entertainment software industry is highly seasonal, with the highest levels of consumer demand occurring during the year-end holiday buying season, followed by demand during the first calendar quarter resulting both from demand for interactive entertainment software for PCs and video game consoles purchased during the holidays and from continuing demand for titles released in the preceding fourth calendar quarter. As a result, net revenues, gross profits and operating income for the Company have historically been highest during the fourth and the following first calendar quarters, and have declined from those levels in the subsequent second and third calendar quarters.

  The failure or inability of the Company to introduce products on a timely basis to meet such seasonal increases in demand may have a material adverse effect on the Company's business, operating results and financial condition. The Company may over time become increasingly affected by the industry's seasonal patterns. Although the Company seeks to reduce the effect of such seasonal patterns on its business by distributing its product release dates more evenly throughout the year, there can be no assurance that such efforts will be successful. There can be no assurance that the Company will be profitable in any particular period given the uncertainties associated with software development, manufacturing, distribution and the impact of the industry's seasonal patterns on the Company's net revenues.

  As a result of the foregoing factors and the other factors discussed in "Risk Factors," it is likely that the Company's operating results in one or more future periods will fail to meet or exceed the expectations of securities analysts or investors. In such event, the trading price of the Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RECENT LOSSES

  The Company has experienced significant losses in recent periods, including losses of $5.1 million and $27.2 million, respectively, in the eight months ended December 31, 1997 and in the Company's former fiscal year ended April 30, 1997. The losses resulted primarily from delays in the completion of certain products, which led the Company to release alternative titles developed by third parties which did not achieve broad market acceptance, and the sharp decline in the market for titles for the Macintosh and Sega Saturn platforms, both of which resulted in a high level of product returns and markdowns which reduced net revenues. Operating results for the year ended April 30, 1997, were also negatively affected by the Company's decision to write-off $5.9 million in prepayments to third party developers relating to titles or platform versions of titles which had been cancelled or which were expected to achieve lower unit sales than were originally forecast, an excessive reliance on development projects utilizing new technologies in the face of increasing development costs, slower than expected growth in sales in the Japanese market, and investments in new product lines in the sports and edutainment categories. There can be no assurance that the Company will not experience similar problems in current or future periods or that the Company will be able to generate sufficient net revenues to attain or sustain profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON NEW PRODUCT INTRODUCTIONS; RISK OF PRODUCT DELAYS AND PRODUCT DEFECTS

  The Company's products typically have short life cycles, and the Company depends on the timely introduction of successful new products, including enhancements of or sequels to existing products and conversions of previously released products to additional platforms, to generate net revenues to fund operations and to replace declining net revenues from older products. In the Company's former fiscal year ended April 30, 1997, the Company's results of operations were adversely affected by a number of factors, including delays in the completion of certain new products which led the Company to release alternative titles developed by third parties that did not achieve broad market acceptance. If in the future for any reason net revenues from new products were to fail to replace declining net revenues from existing products, the Company's business, operating results and financial condition could be materially adversely affected. The timing and success of new interactive entertainment software product releases remains unpredictable due to the complexity of product development, including the uncertainty associated with new technology. The development cycle of new products is difficult to predict but typically ranges from 12 to 24 months and another six to 12 months for the porting of a product to a different technology platform. In the past, the Company has repeatedly experienced significant delays in the introduction of certain new products, and the Company anticipates that it will experience such delays in the future. Because net revenues associated with the initial shipments of a new product generally constitute a high percentage of the total net revenues associated with a product, any delay in the introduction of, or the presence of a defect in, one or more new products expected in a period could have a material adverse effect on the ultimate success of such products and on the Company's business, operating results and financial condition. The costs of developing and marketing new interactive entertainment software have increased in recent years due to such factors as the increasing complexity and content of interactive entertainment software, increasing sophistication of hardware technology and consumer tastes and increasing costs of obtaining licenses for intellectual properties, and the Company expects this trend to continue. There can be no assurance that new products will be introduced on schedule, if at all, or that, if introduced, they will achieve significant market acceptance or generate significant net revenues. In addition, software products as complex as those offered by the Company may contain undetected errors when first introduced or when new versions are released. There can be no assurance that, despite testing by the Company, errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTY OF MARKET ACCEPTANCE; DEPENDENCE ON HIT TITLES

  Consumer preferences for interactive entertainment software are continually changing and are extremely difficult to predict. Historically, few interactive entertainment software products have achieved sustained market acceptance. Rather, a limited number of releases have become "hits" and have accounted for a substantial portion of revenues in the industry. Further, publishers with a history of producing hit titles have enjoyed a significant marketing advantage because of their heightened brand recognition and customer loyalty. The Company expects the importance of introducing hit titles to increase in the future. There can be no assurance that new products introduced by the Company will achieve significant market acceptance, that such acceptance, if achieved, will be sustainable for any significant period, or that product life cycles will be sufficient to permit the Company to recover development and other associated costs. Most of the Company's products have a relatively short life cycle and sell for a limited period of time after their initial release, usually less than one year. The Company believes that these trends will continue and that the Company's future revenue will continue to be dependent on the successful production of hit titles on a continuous basis. Because the Company introduces a relatively limited number of new products in a given period, the failure of one or more of such products to achieve market acceptance could have a material adverse effect on the Company's business, operating results and financial condition. Further, if market acceptance is not achieved, the Company could be forced to accept substantial product returns or grant significant markdown allowances to maintain its relationship with retailers and its access to distribution channels. In the event that the Company is forced to accept significant product returns or grant significant markdown allowances, its business, operating results and financial condition could be materially adversely affected.

DEPENDENCE ON THIRD PARTY SOFTWARE DEVELOPERS

  The Company relies on third party interactive entertainment software developers for the development of a significant number of its interactive entertainment software products. As reputable and competent third party developers continue to be in high demand, there can be no assurance that third party software developers that have developed products for the Company in the past will continue to be available to develop products for the Company in the future. Many third party software developers have limited financial resources, which could expose the Company to the risk that such developers may go out of business prior to completing a project. In addition, due to the limited control that the Company exercises over third party software developers, there can be no assurance that such developers will complete products for the Company on a timely basis or within acceptable quality standards, if at all. Increased competition for skilled third party software developers has required the Company to enter into agreements with licensors of intellectual property and developers of games that involve advance payments by the Company of royalties and guaranteed minimum royalty payments, and the Company expects to continue to enter into such arrangements. If the sales volumes of products subject to such arrangements are not sufficient to recover such royalty advances and guarantees, the Company would be required to write-off unrecovered portions of such payments, which could have a material adverse effect on its business, operating results and financial condition. Further, there can be no assurance that third party developers will not demand renegotiation of their agreements with the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Product Development."

RAPIDLY CHANGING TECHNOLOGY; PLATFORM RISKS

  The interactive entertainment software industry is subject to rapid technological change. The introduction of new technologies, including operating systems such as Microsoft Windows 95, technologies that support multi-player games, new media formats such as on-line delivery and digital video disks ("DVDs") and as yet unreleased video game platforms could render the Company's current products or products in development obsolete or unmarketable. The Company must continually anticipate and assess the emergence of, and market acceptance of, new interactive entertainment software platforms well in advance of the time the platform is introduced to consumers. Because product development cycles are difficult to predict, the Company is required to make substantial product development and other investments in a particular platform well in advance of introduction of the platform. If the platforms for which the Company develops software are not released on a timely basis or do not attain significant market penetration, the Company's business, operating results and financial condition could be materially adversely affected. Alternatively, if the Company fails to develop products for a platform that does achieve significant market penetration, then the Company's business, operating results and financial condition could also be materially adversely affected.

  The emergence of new interactive entertainment software platforms and technologies and the increased popularity of new products and technologies may materially and adversely affect the demand for products based on older technologies. In this regard, the Company's results of operations in its former fiscal year ended April 30, 1997 were adversely affected by a sharp decline in the market for titles for the Macintosh and Sega Saturn platforms, which declines resulted in a high level of product returns and markdown allowances. The broad range of competing and incompatible emerging technologies may lead consumers to postpone buying decisions with respect to products until one or more of such technologies gain widespread acceptance. Such postponement could have a material adverse effect on the Company's business, operating results and financial condition. The Company is currently actively developing products for the Microsoft Windows 95, PlayStation and Nintendo 64 platforms. The Company's success will depend in part on its ability to anticipate technological changes and to adapt its products to emerging game platforms. There can be no assurance that the Company will be able to anticipate future technological changes, to obtain licenses to develop products for those platforms on terms favorable to the Company or to create software for those new platforms, and any failure to do so could have a material adverse effect on the Company's business, operating results and financial condition.

INDUSTRY COMPETITION; COMPETITION FOR SHELF SPACE

  The interactive entertainment software industry is intensely competitive and is characterized by the frequent introduction of new interactive entertainment software platforms and software products. The Company's competitors vary in size from small companies to very large corporations with significantly greater financial, marketing and product development resources than those of the Company. Due to these greater resources, certain of the Company's competitors are able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors of desirable motion picture, television, sports and character properties and pay more to third party software developers than the Company. The Company believes that the principal competitive factors in the interactive entertainment software industry include product features, brand name recognition, access to distribution channels, quality, ease of use, price, marketing support and quality of customer service.

  The Company competes primarily with other publishers of PC and video game console interactive entertainment software. Significant competitors include Electronic Arts, GT Interactive Software Corp., Cendant Corporation, Activision, Inc., Microsoft Corporation, LucasArts Entertainment Company, Midway Games Inc., Acclaim Entertainment Inc., Microprose (Spectrum Holobyte), Virgin Interactive Entertainment, Inc. and Hasbro Inc. In addition, integrated video game console hardware/software companies such as Sony Computer Entertainment, Nintendo and Sega compete directly with the Company in the development of software titles for their respective platforms. Large diversified entertainment companies, such as The Walt Disney Company, many of which own substantial libraries of available content and have substantially greater financial resources than the Company, may decide to compete directly with the Company or to enter into exclusive relationships with competitors of the Company. The Company also believes that the overall growth in the use of the Internet and on-line services by consumers may pose a competitive threat if customers and potential customers spend less of their available home PC time using interactive entertainment software and more on the Internet and on-line services.

  Retailers of the Company's products typically have a limited amount of shelf space and promotional resources, and there is intense competition among consumer software producers, and in particular interactive entertainment software products, for high quality retail shelf space and promotional support from retailers. To the extent that the number of consumer software products and computer platforms increases, competition for shelf space may intensify and may require the Company to increase its marketing expenditures. Due to increased competition for limited shelf space, retailers and distributors are in an increasingly better position to negotiate favorable terms of sale, including price discounts, price protection, marketing and display fees and product return policies. The Company's products constitute a relatively small percentage of any retailer's sales volume, and there can be no assurance that retailers will continue to purchase the Company's products or to provide the Company's products with adequate levels of shelf space and promotional support, and a prolonged failure in this regard may have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE UPON THIRD PARTY LICENSES

  Many of the Company's products, such as its Star Trek, Major League Baseball and Caesars Palace titles, are based on original ideas or intellectual properties licensed from third parties. There can be no assurance that the Company will be able to obtain new licenses, or renew existing licenses, on commercially reasonable terms, if at all. Should the Company be unable to obtain licenses for the underlying content that it believes offers the greatest consumer appeal, the Company would either have to seek alternative, potentially less appealing licenses, or release the products without the desired underlying content, either of which events could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that acquired properties will enhance the market acceptance of the Company's products based on such properties, that the Company's new product offerings will generate net revenues in excess of their costs of development and marketing or minimum royalty obligations, or that net revenues from new product sales will meet or exceed net revenues from existing product sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Products."

DEPENDENCE ON DISTRIBUTION CHANNELS; RISK OF CUSTOMER BUSINESS FAILURES; PRODUCT RETURNS

  The Company currently sells its products directly through its own sales force to mass merchants, warehouse club stores, large computer and software specialty chains and through catalogs in the U.S. and Canada, as well as to certain distributors. Outside North America, the Company generally sells to third party distributors. The Company's sales are made primarily on a purchase order basis, without long-term agreements. The loss of, or significant reduction in sales to, any of the Company's principal retail customers or distributors could materially adversely affect the Company's business, operating results and financial condition.

  The distribution channels through which consumer software products are sold are characterized by continuous change, including consolidation, financial difficulties of certain distributors and retailers, and the emergence of new distributors and new retailers such as warehouse chains, mass merchants and computer superstores. As more consumers own PCs, the distribution channels for interactive entertainment software have changed and are expected to continue to change. Mass merchants have become the most important distribution channels for retail sales of interactive entertainment software. A number of these mass merchants, includingWal-Mart, have entered into exclusive buying arrangements with other software developers or distributors, which arrangements prevent the Company from selling certain of its products directly to that mass merchant. If the number of mass merchants entering into exclusive buying arrangements with software distributors other than the Company were to increase, the Company's ability to sell to such merchants would be restricted to selling through the exclusive distributor. Because sales to distributors typically have a lower gross margin than sales to retailers, this would have the effect of lowering the Company's gross margin. In addition, this trend could increase the Company's exposure to product returns and expose the Company to greater risks, any of which could have a material adverse impact on the Company's business, operating results and financial condition. In addition, emerging methods of distribution, such as the Internet and on-line services, may become important in the future, and it will be important for the Company to maintain access to these channels of distribution. There can be no assurance that the Company will maintain such access or that the Company's access will allow the Company to maintain its historical levels of sales volume.

  Distributors and retailers in the computer industry have from time to time experienced significant fluctuations in their businesses, and there have been a number of business failures among these entities. The insolvency or business failure of any significant distributor or retailer of the Company's products could have a material adverse effect on the Company's business, operating results and financial condition. Sales are typically made on unsecured credit, with terms that vary depending upon the customer and the nature of the product. Although the Company has obtained insolvency risk insurance to protect against any bankruptcy, insolvency or liquidation that may occur involving its customers, such insurance contains a significant deductible and a co-payment obligation, and the policy does not cover all instances of non-payment. In addition, while the Company maintains a reserve for uncollectable receivables, the actual reserve may not be sufficient in every circumstance. As a result, a payment default by a significant customer could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company is exposed to the risk of product returns and markdown allowances with respect to its distributors and retailers. The Company allows distributors and retailers to return defective, shelf-worn and damaged products in accordance with negotiated terms, and also offers a 90-day limited warranty to its end users that its products will be free from manufacturing defects. In addition, the Company provides markdown allowances to its customers to manage its customers' inventory levels in the distribution channel. Although the Company maintains a reserve for returns and markdown allowances, and although the Company's agreements with certain of its customers place certain limits on product returns and markdown allowances, the Company could be forced to accept substantial product returns and provide markdown allowances to maintain its relationships with retailers and its access to distribution channels. Product returns and markdown allowances that exceed the Company's reserves could have a material adverse effect on the Company's business, operating results and financial condition. In this regard, the Company's results of operations for the former fiscal year ended April 30, 1997 were adversely affected by a sharp decline in the market for titles for the Macintosh and Sega Saturn platforms, which resulted in a higher than expected level of product returns and markdown allowances and consequently reduced net revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

DEPENDENCE ON LICENSES FROM AND MANUFACTURING BY HARDWARE COMPANIES

  The Company is required to obtain a license to develop and distribute software for each of the video game console platforms for which the Company develops products, including a separate license for each of North America, Japan and Europe. The Company has obtained licenses to develop software for the PlayStation in North America and Japan and is currently negotiating agreements covering additional territories. In addition, the Company has obtained a license to develop software for the Nintendo 64 in North America and is currently negotiating with Nintendo for licenses covering additional territories. There can be no assurance that the Company will be able to obtain licenses from hardware companies on acceptable terms or that any existing or future licenses will be renewed by the licensors. In addition, each of Sony Computer Entertainment, Nintendo and Sega have the right to approve the technical functionality and content of the Company's products for such platform prior to distribution. Due to the nature of the approval process, the Company must make significant product development expenditures on a particular product prior to the time it seeks such approvals. The inability of the Company to obtain such approvals could have a material adverse effect on the Company's business, operating results and financial condition.

  Hardware companies such as Sony Computer Entertainment, Nintendo and Sega may impose upon their licensees a restrictive selection and product approval process, such that licensees are restricted in the number of titles that will be approved for distribution on the particular platform. While the Company has prepared its future product release plans taking this competitive approval process into consideration, if the Company has incorrectly predicted the impact of this restrictive approval process, and as a result the Company fails to obtain approvals for all products in the Company's development plans, such failure could have a material adverse effect on the Company's business, operating results and financial condition. The Company depends upon Sony Computer Entertainment and Nintendo for the manufacture of the Company's products that are compatible with their respective video game consoles. As a result, Sony and Nintendo have the ability to raise prices for supplying such products at any time and effectively control the timing of the Company's release of new titles for those platforms. PlayStation products consist of CD-ROMs and are typically delivered by Sony Computer Entertainment within a relatively short lead time. Manufacturers of Nintendo and other video game cartridges typically deliver software to the Company within 45 to 60 days after receipt of a purchase order. If the Company experiences unanticipated delays in the delivery of video game console products from Sony Computer Entertainment or Nintendo, or if actual retailer and consumer demand for its interactive entertainment software differs from that forecast by the Company, its business, operating results and financial condition could be materially adversely affected.

FUTURE CAPITAL REQUIREMENTS

  The Company expects that its capital requirements will increase significantly in the future. The Company did not generate cash flow from operations in the three months ended March 31, 1998, the eight months ended

December 31, 1997 and the former fiscal year ended April 30, 1997. There can be no assurance that the Company will ever generate cash flow from operations. The Company's ability to fund its capital requirements out of available cash, its bank line of credit and cash generated from operations will depend on numerous factors, including the progress of the Company's product development programs, the rate of growth of the Company's business, and the commercial success of the Company's products. The Company will likely be required to seek additional funds through debt or equity financing. The issuance of additional equity securities by the Company could result in substantial dilution to stockholders. If adequate funds are not available on acceptable terms, the Company would be required to delay or scale back its product development and marketing programs, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends to a significant extent on the continued service of its key product design, development, sales, marketing and management personnel, and in particular on the leadership, strategic vision and industry reputation of its founder and Chief Executive Officer, Brian Fargo. The Company's future success will also depend upon the Company's ability to continue to attract, motivate and retain highly qualified employees and contractors, particularly key software design and development personnel. Competition for highly skilled employees is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Specifically, the Company may experience increased costs in order to attract and retain skilled employees. The Company's failure to retain the services of Brian Fargo or its other key personnel or to attract and retain additional qualified employees could have a material adverse effect on the Company's business, operating results and financial condition.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS; CURRENCY FLUCTUATIONS

  International net revenues accounted for 27.4%, 28.7%, 38.4% and 25.4% of the Company's total net revenues in the three months ended March 31, 1998, the eight months ended December 31, 1997 and the former fiscal years ended April 30, 1997 and 1996, respectively. The Company intends to continue to expand its direct and indirect sales, marketing and product localization activities worldwide. Such expansion will require significant management time and attention and financial resources in order to develop improved international sales and support channels. There can be no assurance, however, that the Company will be able to maintain or increase international market demand for its products. International sales and operations are subject to a number of inherent risks, including the impact of possible recessionary environments in economies outside the U.S., the time and financial costs associated with translating and localizing products for foreign markets, longer accounts receivable collection periods and greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements, difficulties and costs of staffing and managing foreign operations, and political and economic instability. For example, the Company has recently experienced difficulties selling products in certain Asian countries as a result of economic instability in such countries, and there can be no assurance that such difficulties will not continue or occur in other countries in the future. There can be no assurance that the foregoing factors will not have a material adverse effect on the Company's future international net revenues and, consequently, on the Company's business, operating results and financial condition. The Company currently does not engage in currency hedging activities. Although exposure to currency fluctuations to date has been insignificant, there can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse effect on net revenues from international sales and licensing, and thus on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANAGEMENT OF GROWTH

  The Company has recently undergone a period of rapid growth that has placed a significant strain on the Company's financial, management and other resources. The Company's ability to manage its growth effectively, should it continue, will require it to continue to improve its operational, financial and management information systems and to attract, train, motivate, manage and retain key employees. If the Company's executives are unable to manage growth effectively, the Company's business, operating results and financial condition could be materially adversely affected.

PROTECTION OF PROPRIETARY RIGHTS

  The Company regards its software as proprietary and relies primarily on a combination of copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect its proprietary rights. The Company owns or licenses various copyrights and trademarks. While the Company provides "shrinkwrap" license agreements or limitations on use with its software, the enforceability of such agreements or limitations is uncertain. The Company is aware that unauthorized copying occurs within the computer software industry, and if a significantly greater amount of unauthorized copying of the Company's interactive entertainment software products were to occur, the Company's operating results could be materially adversely affected. While the Company does not copy protect its products, it does not provide source code to third parties unless they have signed nondisclosure agreements with respect thereto.

  The Company relies on existing copyright laws to prevent unauthorized distribution of its software. Existing copyright laws afford only limited protection. Policing unauthorized use of the Company's products is difficult, and software piracy can be expected to be a persistent problem, especially in certain international markets. Further, the laws of certain countries in which the Company's products are or may be distributed either do not protect the Company's products and intellectual property rights to the same extent as the laws of the U.S. or are weakly enforced. Legal protection of the Company's rights may be ineffective in such countries, and as the Company leverages its software products using emerging technologies, such as the Internet and on-line services, the ability of the Company to protect its intellectual property rights, and to avoid infringing the intellectual property rights of others, becomes more difficult. In addition, the intellectual property laws are less clear with respect to such emerging technologies. There can be no assurance that existing intellectual property laws will provide adequate protection to the Company's products in connection with such emerging technologies.

  As the number of interactive entertainment software products in the industry increases and the features and content of these products further overlap, software developers may increasingly become subject to infringement claims. Although the Company makes reasonable efforts to ensure that its products do not violate the intellectual property rights of others, there can be no assurance that claims of infringement will not be made. Any such claims, with or without merit, can be time consuming and expensive to defend. From time to time, the Company has received communication from third parties asserting that features or content of certain of its products may infringe upon the intellectual property rights of such parties. There can be no assurance that existing or future infringement claims against the Company will not result in costly litigation or require the Company to license the intellectual property rights of third parties, either of which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Intellectual Property and Proprietary Rights."

ENTERTAINMENT SOFTWARE RATING SYSTEM; GOVERNMENTAL RESTRICTIONS

  Legislation is periodically introduced at the state and federal levels in the U.S. and in foreign countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in interactive entertainment software products. Such a system would include procedures with which interactive entertainment software publishers would be expected to comply by identifying particular products within defined rating categories and communicating such ratings to consumers through appropriate package labeling and through advertising and marketing presentations consistent with each product's rating. In addition, many foreign countries have laws which permit governmental entities to censor the content of certain works, including interactive entertainment software. In certain instances, the Company may be required to modify its products to comply with the requirements of such governmental entities, which could delay the release of those products in such countries. Such delays could have a material adverse effect on the Company's business, operating results and financial condition. While the Company currently voluntarily submits its products to industry-created review boards and publishes their ratings on its game packaging, the Company believes that mandatory government-run interactive entertainment software products rating systems eventually will be adopted in many countries which represent significant markets or potential markets for the Company. Due to the uncertainties inherent in the implementation of such a rating system, confusion in the marketplace may occur, and the Company is unable to predict what effect, if any, such a rating system would have on the Company's business. In addition to such regulations, certain retailers have in the past declined to stock certain of the Company's products because they believed that the content of the packaging artwork or the products would be offensive to the retailer's customer base. While to date such actions have not had a material adverse effect on the Company's business, operating results or financial condition, there can be no assurance that similar actions by the Company's distributors or retailers in the future would not have a material adverse effect on the Company's business, operating results or financial condition.

DEVELOPMENT OF INTERNET/ON-LINE SERVICES OR PRODUCTS

  The Company seeks to establish an on-line presence by creating and supporting sites on the Internet. The Company's future plans envision conducting and supporting on-line product offerings through these sites or others. The ability of the Company to successfully establish an on-line presence and to offer on-line products will depend on several factors that are outside the Company's control, including the emergence of a robust on-line industry and infrastructure and the development and implementation of technological advancements to the Internet to increase bandwidth and the speed of responsiveness to the point that will allow the Company to conduct and support on-line product offerings. Because global commerce and the exchange of information on the Internet and other similar open, wide area networks are relatively new and evolving, there can be no assurance that a viable commercial marketplace on the Internet will emerge from the developing industry infrastructure, that the appropriate complementary products for providing and carrying Internet traffic and commerce will be developed, that the Company will be able to create or develop a sustainable or profitable on-line presence or that the Company will be able to generate any significant revenue from on-line product offerings in the near future, or at all. If the Internet does not become a viable commercial marketplace, or if such development occurs but is insufficient to meet the Company's needs or if such development is delayed beyond the point when the Company plans to have established an on-line service, the Company's business, operating results and financial condition could be materially adversely affected.

YEAR 2000 COMPLIANCE

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and software used by many companies may need to be upgraded to comply with such Year 2000 requirements. The Company believes that its products, which are self-contained software programs that run independently of external chronology, will not be significantly affected by Year 2000 problems. The Company is currently in the process of investigating whether its internal accounting systems and other operational systems are Year 2000 compliant. The Company has been informed by the vendor of its internal accounting software that upgrades that will bring such software into Year 2000 compliance will be provided to the Company under its existing software maintenance agreement in the third quarter of 1998. The Company expects to effect the conversion of its internal accounting system to such upgraded software by the end of 1998. There can be no assurance that such upgrades will be provided on a timely basis or will be free of errors. In addition, there can be no assurance that certain of the Company's products or the Company's internal computer systems and networks or those of its key vendors, developers and distributors will not be adversely affected by Year 2000 issues, which could have a material adverse effect on the Company's business, operating results and financial condition.

RISKS ASSOCIATED WITH ACQUISITIONS

  As part of its strategy to enhance distribution and product development capabilities, the Company intends to pursue acquisitions of complementary businesses, products and technologies. Some of these acquisitions could be material in size and scope. While the Company will continue to search for appropriate acquisition opportunities, there can be no assurance that the Company will be successful in identifying suitable acquisition opportunities. If any potential acquisition opportunity is identified, there can be no assurance that the Company will consummate such acquisition, and if such acquisition does occur, there can be no assurance that it will be successful in enhancing the Company's business or will be accretive to the Company's earnings. As the interactive entertainment software industry continues to consolidate, the Company may face increased competition for acquisition opportunities, which may inhibit its ability to complete suitable transactions or increase the cost thereof. Future acquisitions could also divert substantial management time, could result in short term reductions in earnings or special transaction or other charges and may be difficult to integrate with existing operations or assets.

  The Company may, in the future, issue additional shares of Common Stock in connection with one or more acquisitions, which may dilute its stockholders, including investors in the Offering. Additionally, with respect to future acquisitions, the Company's stockholders may not have an opportunity to review the financial statements of the entity being acquired or to vote on such acquisitions.

CONTROL BY DIRECTORS AND OFFICERS

  The Company's directors and officers and Universal Studios, Inc. ("Universal"), which currently has two representatives on the Company's Board of Directors, will, in the aggregate, beneficially own approximately 59.4% of the Company's outstanding Common Stock following the completion of the Offering, assuming that the Underwriters' over-allotment option is not exercised. These stockholders, if acting together, would be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of directors (subject to the cumulative voting rights of the Company's stockholders) and the approval of mergers or other business combination transactions. Such concentration of ownership could discourage or prevent a change in control of the Company. See "Principal Stockholders." Certain directors, officers and other affiliates of the Company will receive a material benefit as a result of the Offering. See "Use of Proceeds."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of Common Stock, including Common Stock issued upon the exercise of outstanding options, in the public market after the Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity or equity-related securities in the future at a time and price that the Company deems acceptable, or at all. Upon the completion of the Offering, the Company will have 18,591,728 shares of Common Stock outstanding. Of these shares, the 6,250,000 shares sold in the Offering (7,187,500 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The remaining 12,341,728 shares of Common Stock held by existing stockholders (11,404,228 shares if the Underwriters' over-allotment option is exercised in full) are "restricted securities," as that term is defined in Rule 144 and were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act. These restricted shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144. Holders of an aggregate of 12,340,528 shares of Common Stock following the Offering (11,043,028 shares if the Underwriters' over-allotment option is exercised in full) and holders of options to purchase an aggregate of 1,730,188 shares of Common Stock have agreed, pursuant to certain lock-up agreements with the Representatives that they will not offer, sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock owned by them or that could be purchased by them through the exercise of options to purchase Common Stock of the Company for a period of 180 days after the date of this Prospectus without prior written consent of Piper Jaffray Inc. Such lock-up agreements will not apply to the sale of Common Stock by the Selling Stockholder pursuant to the exercise of the Underwriters' over-allotment option. Upon expiration of the lock-up agreements, 10,974,249 shares held by existing stockholders (10,036,749 shares if the Underwriters' over-allotment option is exercised in full) will be eligible for sale subject to the volume and other restrictions of Rule 144, and 1,361,279 shares will be eligible for sale without restriction under Rule 144(k). As of the date hereof, 2,053,206 shares were subject to outstanding options to purchase

Common Stock, of which 1,730,188 shares are subject to the lock-up agreements described above. Following completion of the Offering, holders of 11,719,813 shares (10,782,313 shares if the Underwriters' over-allotment option is exercised in full) will be entitled to certain demand and piggyback registration rights upon termination of lock-up agreements. Any exercise of these registration rights could impair the Company's ability to raise capital through the sale of its equity securities and, if such registered shares are sold, could have a material adverse effect on the market price of the Common Stock. See "Description of Capital Stock--Registration Rights" and "Shares Eligible for Future Sale."

BROAD DISCRETION OF MANAGEMENT TO ALLOCATE OFFERING PROCEEDS

  The Company expects to utilize the net proceeds from the Offering to repay the outstanding portion of its bank line of credit, to repay certain Subordinated Secured Promissory Notes, to repay certain amounts payable to certain affiliates of the Company, to expand its sales and marketing activities, to fund product development, and for working capital and general corporate purposes. The Company may use a portion of the net proceeds for acquisitions of complementary products, technologies or businesses. However, no commitments or agreements with respect to any acquisition currently exist. The Company currently is not able to estimate precisely the allocation of the proceeds among such uses, and the timing and amount of expenditures will vary depending upon numerous factors. The Company's management will have broad discretion to allocate the net proceeds of the Offering and to determine the timing of expenditures, and there can be no assurance that the net proceeds can or will be invested to yield a significant return. See "Use of Proceeds," "Certain Transactions--Transactions with Fargo and Universal" and "--Other Transactions."

ANTI-TAKEOVER EFFECTS; DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS; PREFERRED STOCK

  The Company's Certificate of Incorporation and Bylaws, as well as Delaware corporate law, contain certain provisions that could have the effect of delaying, deferring or preventing a change in control of the Company and could materially adversely affect the prevailing market price of the Common Stock. Certain of such provisions impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. See "Description of Capital Stock."

DILUTION

  The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will incur immediate and substantial net tangible book value dilution of $5.79 per share, assuming an initial public offering price of $9.00 per share. To the extent that options to purchase the Company's Common Stock are exercised, there will be further dilution. In addition, the Company may issue additional shares in connection with compensation of employees, acquisitions of complementary products, technologies or businesses or strategic relationships. To the extent that such pool is increased or additional shares are issued, there will be additional dilution. See "Dilution," "Capitalization" and "Description of Capital Stock."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 6,250,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $51,312,500 at an assumed initial public offering price of $9.00 per share and after deducting the estimated underwriting discount and offering expenses. If the Underwriters' over-allotment option is exercised, the Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder. The Company expects to use approximately $25.4 million of the net proceeds to repay amounts outstanding under the Company's current bank line of credit, which terminates in May 1999 and which bears interest at a rate per annum equal to the London Interbank Offered Rate plus 4.87% (10.56% at March 31,
1998). In addition, the Company expects to use approximately $6.3 million of the net proceeds to repay Subordinated Secured Promissory Notes, which bear interest at the rate of 12% per annum and are payable upon the closing of the Offering, and accrued interest thereon. See "Description of Capital Stock-- Common Stock Warrants." The Company expects to use approximately $1.5 million of the net proceeds to pay certain amounts due to Universal Interactive Studios under the terms of an existing distribution agreement. See "Certain Transactions." The Company expects to use the remainder of the net proceeds of the Offering for working capital and general corporate purposes, including increasing the Company's product development and sales and marketing activities. From time to time, the Company reviews possible strategic acquisitions of businesses, products or technologies complementary to those of the Company, and a portion of the net proceeds may also be used for such acquisitions. The Company is not currently a party to any commitments or agreements with respect to any acquisitions. Pending such uses, the Company intends to invest the net proceeds of the Offering in short-term, interest bearing, investment-grade securities.

                                DIVIDEND POLICY

  The Company anticipates that all future earnings will be retained to finance future growth, and the Company does not anticipate paying any dividends on its Common Stock in the foreseeable future. The Company's bank line of credit agreement currently restricts the Company from paying cash dividends without the prior written consent of the bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                   DILUTION

  The net tangible book value (deficit) of the Company as of March 31, 1998 was $(328,000) or $(0.03) per share. "Net tangible book value (deficit) per share" is determined by dividing the number of shares of Common Stock outstanding into the net tangible book value of the Company (tangible assets less liabilities). After giving effect to the Offering and use of net proceeds described herein, and the exercise of certain Common Stock Warrants by the cancellation of certain Subordinated Secured Promissory Notes, the pro forma net tangible book value of the Company at March 31, 1998 would have been approximately $59,646,000 or $3.21 per share based on an assumed initial public offering price of $9.00 per share. This represents an immediate increase in the net tangible book value of approximately $3.24 to present stockholders and an immediate dilution of $5.79 per share to new investors purchasing shares of Common Stock at the assumed initial public offering price. The following table sets forth this per share dilution:

   Initial public offering price per share:                              $9.00
     Net tangible book value (deficit) before the Offering...... $(0.03)
     Increase resulting from the Offering.......................   3.24
                                                                 ------
   Pro forma net tangible book value per share after the Offer-
    ing.........................................................          3.21
                                                                         -----
   Dilution per share to new investors..........................         $5.79
                                                                         =====

  The following table summarizes the difference between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total cash consideration paid and the average price paid per share (before deducting the estimated underwriting discount and offering expenses):

                                  SHARES OF COMMON                      AVERAGE
                                  STOCK PURCHASED   TOTAL CONSIDERATION  PRICE
                                 ------------------ -------------------   PER
                                   NUMBER   PERCENT   AMOUNT    PERCENT  SHARE
                                 ---------- ------- ----------- ------- -------
Existing Stockholders(1)........ 12,341,728   66.4% $24,393,000   30.2%  $1.98
New Investors...................  6,250,000   33.6   56,250,000   69.8    9.00
                                 ----------  -----  -----------  -----
  Total......................... 18,591,728  100.0% $80,643,000  100.0%
                                 ==========  =====  ===========  =====

--------
(1) Based on shares outstanding at March 31, 1998. Includes 1,388,700 shares of Common Stock issuable upon the closing of the Offering upon the exercise of Common Stock Warrants by the cancellation of Subordinated Secured Promissory Notes at an exercise price of $6.30 per share (based on an assumed initial public offering price of $9.00 per share). Excludes (i) 2,053,206 shares of Common Stock issuable upon exercise of stock options outstanding at March 31, 1998, which had a weighted average exercise price of $4.80 per share, (ii) 1,680,541 shares reserved for issuance pursuant to future option grants under the Company's 1997 Stock Incentive Plan and
    (iii) 200,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan. See "Management--Employee Benefit Plans--Stock Incentive Plans," "Description of Capital Stock--Common Stock Warrants" and Notes 6 and 13 of Notes to Consolidated Financial Statements.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1998, and as adjusted to give effect to (i) the sale of 6,250,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $9.00 per share and the application of the net proceeds after deducting the estimated underwriting discount and offering expenses payable by the Company, and (ii) the issuance of 1,388,700 shares of Common Stock upon the closing of the Offering upon the exercise of Common Stock Warrants at an exercise price of $6.30 per share by the cancellation of Subordinated Secured Promissory Notes. This table should be read in conjunction with "Use of Proceeds," "Selected Consolidated Financial Information" and the Consolidated Financial Statements included elsewhere in this Prospectus.

                                                              MARCH 31, 1998
                                                           ---------------------
                                                            ACTUAL   AS ADJUSTED
                                                           --------  -----------
                                                              (IN THOUSANDS)
Current Portion of Long-Term Debt......................... $ 14,825   $    170
                                                           ========   ========
Accrued Expenses.......................................... $ 22,231   $ 20,425
                                                           ========   ========
Long-Term Debt:
  Bank line of credit..................................... $ 23,800   $    --
  Other long-term debt....................................       55         55
                                                           --------   --------
    Total long-term debt, net of current portion..........   23,855         55
                                                           --------   --------
Stockholders' Equity:
  Preferred Stock, $.001 par value, 5,000,000 shares
   authorized; no shares issued and outstanding, actual
   and as adjusted........................................      --         --
  Common Stock, $.001 par value, 50,000,000 shares autho-
   rized; 10,953,028 and 18,591,728 shares issued and out-
   standing, actual and as adjusted(1)....................       11         19
  Paid-in capital.........................................   18,494     78,460
  Accumulated deficit.....................................  (17,028)   (17,028)
  Cumulative translation adjustment.......................      192        192
                                                           --------   --------
  Total stockholders' equity..............................    1,669     61,643
                                                           --------   --------
  Total capitalization (including long-term debt)......... $ 25,524   $ 61,698
                                                           ========   ========

--------
(1) Based on shares outstanding at March 31, 1998. Includes 1,388,700 shares of Common Stock issuable upon the closing of the Offering upon the exercise of Common Stock Warrants by the cancellation of Subordinated Secured Promissory Notes at an exercise price of $6.30 per share (based on an assumed initial public offering price of $9.00 per share). Excludes (i) 2,053,206 shares of Common Stock issuable upon exercise of stock options outstanding at such date, which had a weighted average exercise price of $4.80 per share, (ii) 1,680,541 shares reserved for issuance pursuant to future option grants under the Company's 1997 Stock Incentive Plan and
    (iii) 200,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan. See "Management--Employee Benefit Plans--Stock Incentive Plans" and "Description of Capital Stock--Common Stock Warrants" and Notes 6 and 13 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The selected consolidated statements of operations data for the former fiscal years ended April 30, 1995, 1996 and 1997 and the eight months ended December 31, 1997, and the selected consolidated balance sheets data as of April 30, 1996 and 1997 and as of December 31, 1997 are derived from the Company's audited consolidated financial statements included elsewhere in this Prospectus. The selected consolidated statements of operations data for the three months ended March 31, 1998 and 1997 and the consolidated balance sheets data as of March 31, 1998 are unaudited and are derived from the Company's consolidated financial statements included elsewhere in this Prospectus. The selected consolidated statements of operations data for the years ended
April 30, 1993 and 1994, and the selected consolidated balance sheets data as of April 30, 1993, 1994, and 1995 are derived from the Company's audited consolidated financial statements not included in this Prospectus. The selected consolidated statements of operations data for the eight months ended December 31, 1996 is derived from the Company's unaudited consolidated financial statements. The unaudited pro forma income (loss) per share is derived from the unaudited pro forma data included elsewhere in this Prospectus. The Company's historical results are not necessarily indicative of the results that may be achieved for any other period. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this Prospectus.

                                                                     EIGHT MONTHS ENDED   THREE MONTHS ENDED
                                    YEAR ENDED APRIL 30,                DECEMBER 31,           MARCH 31,
                          -----------------------------------------  -------------------- --------------------
                           1993    1994    1995    1996      1997      1996       1997      1997       1998
                          ------- ------- ------- -------  --------  ---------  --------- ---------  ---------
STATEMENTS OF OPERATIONS
 DATA(1):
Net revenues............  $25,355 $52,668 $79,546 $96,952  $ 83,262  $  50,364  $ 85,961  $  22,410  $  40,996
Cost of goods sold......   13,374  31,223  45,491  49,939    62,480     35,725    44,864     13,508     19,221
                          ------- ------- ------- -------  --------  ---------  --------  ---------  ---------
Gross profit............   11,981  21,445  34,055  47,013    20,782     14,639    41,097      8,902     21,775
                          ------- ------- ------- -------  --------  ---------  --------  ---------  ---------
Operating expenses:
 Marketing and sales....    4,421   7,698  14,280  23,285    24,627     15,747    20,603      7,280      8,589
 General and administra-
  tive..................    1,589   4,805   5,528   9,025     9,408      8,730     8,989      3,088      2,855
 Product development....    2,054   3,646   8,200  15,120    21,431     12,464    14,291      5,384      5,819
                          ------- ------- ------- -------  --------  ---------  --------  ---------  ---------
 Total operating ex-
  penses................    8,064  16,149  28,008  47,430    55,466     36,941    43,883     15,752     17,263
                          ------- ------- ------- -------  --------  ---------  --------  ---------  ---------
Operating income
 (loss).................    3,917   5,296   6,047    (417)  (34,684)   (22,302)   (2,786)    (6,850)     4,512
Other income (expense)..      112      68   1,046    (807)   (1,600)    (1,085)   (2,273)      (375)    (1,418)
                          ------- ------- ------- -------  --------  ---------  --------  ---------  ---------
Income (loss) before in-
 come taxes.............    4,029   5,364   7,093  (1,224)  (36,284)   (23,387)   (5,059)    (7,225)     3,094
Provision (benefit) for
 income taxes...........    1,406   2,161   2,844    (480)   (9,065)    (5,918)      --      (1,782)       245
                          ------- ------- ------- -------  --------  ---------  --------  ---------  ---------
Net income (loss).......  $ 2,623 $ 3,203 $ 4,249 $  (744) $(27,219) $ (17,469) $ (5,059) $  (5,443) $   2,849
                          ======= ======= ======= =======  ========  =========  ========  =========  =========
Net income (loss) per
 share(2):
 Basic..................  $  0.32 $  0.37 $  0.40 $ (0.07) $  (2.46) $   (1.58) $  (0.45) $   (0.49) $    0.26
                          ======= ======= ======= =======  ========  =========  ========  =========  =========
 Diluted................  $  0.29 $  0.32 $  0.35 $ (0.07) $  (2.46) $   (1.58) $  (0.45) $   (0.49) $    0.23
                          ======= ======= ======= =======  ========  =========  ========  =========  =========
 Pro forma (unaudited)..                                   $  (1.78)            $  (0.17)            $    0.25
                                                           ========             ========             =========
SELECTED OPERATING DATA:
Net revenues by segment:
 North America..........  $19,436 $40,094 $51,892 $54,702  $ 38,606  $  27,735  $ 51,833  $   9,562  $  23,516
 International..........    2,919   2,227  13,829  24,579    32,006     13,955    24,642     10,333     11,223
 OEM, royalty and li-
  censing...............    3,000  10,347  13,825  17,671    12,650      8,674     9,486      2,515      6,257
Net revenues by plat-
 form:
 Personal computer......  $14,978 $20,314 $36,804 $60,254  $ 45,192  $  25,639  $ 42,520  $  14,623  $  21,191
 Video game console.....    7,377  22,007  28,917  19,027    25,420     16,051    33,955      5,272     13,548
                                         APRIL 30,
                          -----------------------------------------     DECEMBER 31,           MARCH 31,
                           1993    1994    1995    1996      1997           1997                 1998
                          ------- ------- ------- -------  --------  -------------------- --------------------
BALANCE SHEETS DATA:
Working capital.........  $ 5,546 $22,775 $25,227 $18,485  $  7,890       $13,616               $17,442
Total assets............   10,073  35,450  44,226  68,511    69,005        77,821                78,327
Total long-term debt
 (including current
 portion)...............      469     384     262     108    14,970        38,154                38,680
Stockholders' equity
 (deficit)..............    5,953  25,053  30,069  30,195     3,401        (1,267)
            1,669

--------
(1) Effective May 1, 1997, the Company changed its fiscal year end from April 30 to December 31.
(2) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the number of shares used in computing net income (loss) per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company commenced operations in 1983, and operated as an independent development studio until 1988, creating interactive entertainment software games for publishers such as Electronic Arts and Activision. In 1988, the Company began publishing software through an affiliate label relationship with Activision, pursuant to which Activision distributed the Company's software in North America. The Company began publishing and distributing its own interactive entertainment software for both PCs and video game consoles in 1992 and has continued to build its publishing and distribution infrastructure since that date. In addition to developing products through its internal product development group, the Company publishes titles developed by third party interactive entertainment software developers.

  The Company derives net revenues primarily from direct sales of interactive entertainment software for PCs and video game consoles to retailers and mass merchants, from indirect sales to software distributors in North America and internationally, from the distribution by the Company on an affiliate label basis of titles published by third parties, and from direct sales to end-users through the Company's catalogs and the Internet. The Company also derives royalty-based revenues from licensing arrangements, from the sale of products by third party distributors in international markets, and from OEM bundling transactions.

  The Company recognizes net revenues from the sale of its products upon shipment. Subject to certain limitations, the Company permits customers to obtain exchanges within certain specified periods and provides price protection on certain unsold merchandise. Net revenues from product sales are reflected after deducting an allowance for returns and price protection. With respect to license agreements which provide customers the right to multiple copies in exchange for guaranteed amounts, net revenues are recognized upon delivery of the product master or the first copy. Per copy royalties on sales which exceed the guarantee are recognized as earned.

  In order to expand the Company's distribution channels and engage in software development in overseas markets, in 1995 the Company established operations in the United Kingdom and in Japan. In July 1997, the Company initiated a licensing strategy in Japan and terminated its operations there. International net revenues accounted for approximately 27.4%, 28.7%, 38.4% and 25.4% of the Company's net revenues during the three months ended March 31, 1998, the eight months ended December 31, 1997 and the former fiscal years ended April 30, 1997 and April 30, 1996, respectively.

  In January 1997, the Company formed a wholly owned subsidiary, Interplay OEM, Inc. ("Interplay OEM"), which had previously operated as a division of the Company. Interplay OEM distributes the Company's interactive entertainment software titles, as well as those of other software publishers, to computer hardware and peripheral device manufacturers for use in bundling arrangements. The Company also derives net revenues from the licensing of certain of its intellectual properties and certain of its products to third parties for distribution in markets and through channels which are outside the Company's primary focus. OEM, royalty and licensing net revenues accounted for 15.2%, 11.0% and 15.2% of the Company's total net revenues for the three months ended March 31, 1998, the eight months ended December 31, 1997 and the former fiscal year ended April 30, 1997, respectively. OEM, royalty and licensing net revenues generally are incremental net revenues and do not have significant additional product development or sales and marketing costs, and accordingly have a more significant impact on the Company's operating results. The Company expects that OEM, royalty and licensing net revenues may decline, both in dollars and as a percentage of net revenues, as a larger proportion of OEM, royalty and licensing net revenues are generated from royalty-based licensing transactions, as opposed to the shipment of finished goods, and as the OEM channel of distribution becomes more competitive.

  Cost of goods sold related to PC and video game console net revenues represents the manufacturing and related costs of interactive entertainment software products, including costs of media, manuals, duplication, packaging materials, assembly, freight and royalties paid to developers, licensors and hardware manufacturers. Cost of goods sold related to royalty-based net revenues primarily represents third party licensing fees and royalties paid by the Company. Typically, cost of goods sold as a percentage of net revenues for video game console products and affiliate label products are higher than cost of goods sold as a percentage of net revenues for PC based products due to the relatively higher manufacturing and royalty costs associated with these products. Also included in the cost of goods sold is the amortization of prepaid royalty and license fees paid to third party software developers. Prepaid royalties are expensed over a period of six months from initial shipment. The Company evaluates the likelihood of future realization of prepaid royalties quarterly, on a product by product basis, and charges cost of goods sold for any amounts that it deems unlikely to be realized through future product sales.

  The Company's net loss for the former fiscal year ended April 30, 1997 increased to $27.2 million from $0.7 million in the comparable 1996 period. The Company's results of operations for the former fiscal year ended April 30, 1997 were adversely affected by a number of factors, including delays in the completion of certain products, which led the Company to release alternative titles developed by third parties which did not achieve broad market acceptance, and a sharp decline in the market for titles for the Macintosh and Sega Saturn platforms, both of which resulted in a higher than expected level of product returns and markdown allowances. The Company increased its reserves by approximately $5.4 million during fiscal 1997 in response to these increased returns and markdown allowances. According to PC Data, a market research firm, from 1996 to 1997, the U.S. market for Macintosh titles declined approximately 66% and Sega Saturn's share of the U.S. market for interactive entertainment software declined from 14.9% to 9.3% during such period, according to The TRST Report, published by NPD Group, a market research firm. Operating results for the period were also negatively affected by (i) the Company's decision to write-off $5.9 million in prepayments to third party developers relating to titles or platform versions of titles which had been cancelled or which were expected to achieve lower unit sales than were originally forecast, (ii) an excessive reliance on development projects utilizing new technologies in the face of increasing development costs (total development costs were $21.4 million in fiscal 1997 as compared with $15.1 million in fiscal 1996) , (iii) slower than expected growth in sales in the Japanese market, and (iv) investments in new product lines in the sports and edutainment categories. The Company has taken a number of steps to address these issues, both strategically and operationally. During the second half of 1997, the Company restructured its internal development organization into five divisions, each of which is dedicated to the production and development of products for a particular product category. The Company believes that this divisional approach will enable the Company to better manage its internal and external development processes and to obtain greater efficiency and predictability in its product development process. The Company is also in the process of restructuring its product development pipeline such that a significant number of the products under development will be utilizing existing core technologies or other game content in order to reduce the development costs and development time for such products. In addition, in July 1997 the Company closed its Japanese office, and initiated a licensing strategy in Japan in order to avoid the high costs of conducting operations there. The Company also discontinued and absorbed the cost of approximately 20 Macintosh and Sega Saturn development projects, and, due to lower than expected sales growth and intense competition in the edutainment product category, the Company suspended its product development plans for its edutainment product line. In March 1998, the Company granted a third party exclusive distribution rights for certain titles in such product line.

  Effective May 1, 1997, the Company changed its fiscal year end from April 30 to December 31. Accordingly, the discussion of financial results set forth below compares the eight months ending December 31, 1997 to the comparable 1996 period, and compares the Company's previous fiscal years ended April 30, 1997, 1996 and 1995.

  The Company's operating results have fluctuated significantly in the past and will likely fluctuate significantly in the future, both on a quarterly and an annual basis. A number of factors may cause or contribute to such fluctuations, and many of such factors are beyond the Company's control. There can be no assurance that the Company will be profitable in any particular period. It is likely that the Company's operating results in one or more future periods will fail to meet or exceed the expectations of securities analysts or investors. See "Risk Factors--Fluctuations in Operating Results; Uncertainty of Future Results; Seasonality."

RESULTS OF OPERATIONS

  The following table sets forth certain consolidated statements of operations data and segment and platform data for the periods indicated expressed as a percentage of net revenues:

                                                    EIGHT MONTHS ENDED      THREE MONTHS ENDED
                          YEAR ENDED APRIL 30,         DECEMBER 31,              MARCH 31,
                          -----------------------   ---------------------   ---------------------
                           1995    1996     1997      1996        1997        1997        1998
                          ------  ------   ------   ---------   ---------   ---------   ---------
STATEMENTS OF OPERATIONS
 DATA:
Net revenues............   100.0%  100.0%   100.0%      100.0%      100.0%      100.0%      100.0%
Cost of goods sold......    57.2    51.5     75.0        70.9        52.2        60.3        46.9
                          ------  ------   ------   ---------   ---------   ---------   ---------
    Gross profit........    42.8    48.5     25.0        29.1        47.8        39.7        53.1
                          ------  ------   ------   ---------   ---------   ---------   ---------
Operating expenses:
  Marketing and sales...    18.0    24.0     29.6        31.3        24.0        32.5        21.0
  General and adminis-
   trative..............     6.9     9.3     11.3        17.3        10.5        13.8         7.0
  Product development...    10.3    15.6     25.7        24.8        16.6        24.0        14.2
                          ------  ------   ------   ---------   ---------   ---------   ---------
    Total operating ex-
     penses.............    35.2    48.9     66.6        73.4        51.1        70.3        42.2
                          ------  ------   ------   ---------   ---------   ---------   ---------
Operating income
 (loss).................     7.6    (0.4)   (41.6)      (44.3)       (3.3)      (30.6)       10.9
Other income (expense)..     1.3    (0.9)    (1.9)       (2.2)       (2.6)       (1.7)       (3.4)
                          ------  ------   ------   ---------   ---------   ---------   ---------
Income (loss) before in-
 come taxes.............     8.9    (1.3)   (43.5)      (46.5)       (5.9)      (32.3)        7.5
Provision (benefit) for
 income taxes...........     3.6    (0.5)   (10.9)      (11.8)        --         (8.0)        0.6
                          ------  ------   ------   ---------   ---------   ---------   ---------
    Net income (loss)...     5.3%   (0.8)%  (32.6)%     (34.7)%      (5.9)%     (24.3)%       6.9%
                          ======  ======   ======   =========   =========   =========   =========
SELECTED OPERATING DATA:
Net revenues by segment:
  North America.........    65.2%   56.4%    46.4%       55.1%       60.3%       42.7%       57.4%
  International.........    17.4    25.4     38.4        27.7        28.7        46.1        27.4
  OEM, royalty and li-
   censing..............    17.4    18.2     15.2        17.2        11.0        11.2        15.2
                          ------  ------   ------   ---------   ---------   ---------   ---------
                           100.0%  100.0%   100.0%      100.0%      100.0%      100.0%      100.0%
                          ======  ======   ======   =========   =========   =========   =========
Net revenues by plat-
 form:
  Personal computer.....    46.3%   62.2%    54.3%       50.9%       49.5%       65.3%       51.7%
  Video game console....    36.3    19.6     30.5        31.9        39.5        23.5        33.1
  OEM, royalty and li-
   censing..............    17.4    18.2     15.2        17.2        11.0        11.2        15.2
                          ------  ------   ------   ---------   ---------   ---------   ---------
                           100.0%  100.0%   100.0%      100.0%      100.0%      100.0%      100.0%
                          ======  ======   ======   =========   =========   =========   =========

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1997

 Net Revenues

  Net revenues for the three months ended March 31, 1998 increased 82.9% to $41.0 million from $22.4 million in the comparable 1997 period. North American net revenues increased to $23.5 million from $9.6 million in the 1997 period, and international net revenues increased to $11.2 million from $10.3 million in the 1997 period. The increase in net revenues in the 1998 period was primarily due to increased title releases and unit sales volumes, including significant new title releases, such as VR Sports Powerboat Racing and Die By The Sword and a higher than expected level of product returns and markdowns recorded during the 1997 period. OEM, royalty and licensing net revenues increased to $6.3 million, or 15.2% of net revenues, in the 1998 period from $2.5 million, or 11.2% of net revenues, in the 1997 period, primarily attributable to increased OEM bundling transactions and licensing revenues on edutainment products. The Company expects that OEM, royalty and licensing revenues may decline, both in dollars and as a percentage of net revenues, on a comparative quarterly basis during the remainder of 1998 as a larger proportion of OEM, royalty and licensing net revenues are generated from royalty-based licensing transactions, as opposed to the shipment of finished goods, and as such distribution channels become more competitive.

 Cost of Goods Sold; Gross Margin

  Cost of goods sold increased 42.3% in the three months ended March 31, 1998 to $19.2 million, or 46.9% of net revenues, from $13.5 million, or 60.3% of net revenues in the comparable 1997 period. Gross margin increased to 53.1% of net revenues from 39.7% of net revenues in the 1997 period. The increase in gross margin was primarily attributable to lower costs of PC product sales offset in part by greater manufacturing costs attributable to an increased number of video game console products sold during the 1998 period. The improvement in gross margin was also attributable to changes in the product mix of internally and externally developed products, reductions in costs of increased affiliate product revenues and increased OEM, royalty and licensing net revenues. The 1997 period also included the effects of additional write-offs of prepaid royalties relating to titles or platform versions of titles which had been cancelled or which were expected to achieve lower unit sales than were originally anticipated.

 Operating Expenses

  Total operating expenses increased 9.6% to $17.3 million, or 42.2% of net revenues, in the three months ended March 31, 1998 from $15.8 million, or 70.3% of net revenues, for the comparable 1997 period.

  Marketing and Sales. Marketing and sales expenses primarily include advertising and retail marketing support, sales commissions, marketing and sales personnel, customer support services, fulfillment and other costs. Marketing and sales expenses increased 18.0% to $8.6 million, or 21.0% of net revenues, for the three months ended March 31, 1998 from $7.3 million, or 32.5% of net revenues for the comparable 1997 period. The increase in absolute dollars was primarily attributable to increased advertising and other marketing costs associated with the increase in titles launched and products sold during the 1998 period. The decrease as a percentage of net revenues was primarily attributable to operating efficiencies achieved as a result of the increased net revenues base. The Company expects that marketing and sales expense in future periods may increase both in absolute dollars and as a percentage of net revenues from the levels experienced in the three months ended March 31, 1998 as the Company increases its marketing and sales operations.

  General and Administrative. General and administrative expenses primarily include administrative personnel expenses, facilities costs, professional expenses and other overhead charges. General and administrative expenses decreased 7.5% to $2.9 million, or 7.0% of net revenues, in the three months ended March 31, 1998 from $3.1 million, or 13.8% of net revenues in the comparable 1997 period. The decrease in absolute dollars was primarily attributable to lower overhead costs offset in part by increased personnel and operations costs and facilities charges in North America and Europe in support of increased net revenues. The decrease as a percentage of net revenues was primarily attributable to operating efficiencies gained as a result of an increased net revenue base. The Company expects that in future periods general and administrative expenses will increase in absolute dollars, but may vary as a percentage of net revenues.

  Product Development. Product development expenses, which primarily include personnel and support costs, are charged to operations in the period incurred. Product development expenses increased 8.1% to $5.8 million, or 14.2% of net revenues, in the three month period ended March 31, 1998 from $5.4 million or 24.0% of net revenues in the comparable 1997 period. The increase in absolute dollars was primarily due to the increase in the number of products under development, offset in part by cost efficiencies achieved as a result of the reorganization of the development process. The decrease as a percentage of net revenues primarily reflected cost savings and operating efficiencies gained as a result of increased net revenues. The Company expects that in future periods product development expenses will increase in absolute dollars, but may vary as a percentage of net revenues.

 Other Income (Expense)

  Other income (expense) primarily includes interest expense on the Company's bank line of credit and Subordinated Secured Promissory Notes. Other expense increased to $1.4 million in the three months ended

March 31, 1998 from $0.4 million in the comparable 1997 period. This increase was primarily due to increased borrowings under the Company's line of credit to support increased working capital requirements in the 1998 period and interest on the Subordinated Secured Promissory Notes, which were issued from October 1996 through February 1997 and were outstanding throughout the 1998 period.

 Provision (Benefit) for Income Taxes

  The Company recorded a tax provision of $0.2 million in the three months ended March 31, 1998 compared to a tax benefit of $1.8 million for the comparable 1997 period. No tax benefit was recorded in the 1998 period due to the uncertainty of realization in future periods.

EIGHT MONTHS ENDED DECEMBER 31, 1997 COMPARED TO THE EIGHT MONTHS ENDED DECEMBER 31, 1996

 Net Revenues

  Net revenues for the eight months ended December 31, 1997 increased 70.7% to $86.0 million from $50.4 million in the comparable 1996 period. North American net revenues increased to $51.8 million from $27.7 million in the 1996 period, and international net revenues increased to $24.6 million from $13.8 million in the 1996 period. The increase in net revenues in the 1997 period was primarily due to increased title releases across multiple platforms in the eight months ended December 31, 1997 as compared with the eight months ended December 31, 1996, including significant title releases, such as Clay Fighter and Star Trek: Starfleet Academy, in the calendar fourth quarter of 1997, and a higher than expected level of product returns and markdowns recorded during the 1996 period. OEM, royalty and licensing net revenues decreased to 11.0% of net revenues in the 1997 period from 17.2% in the 1996 period.

 Cost of Goods Sold; Gross Margin

  Cost of goods sold increased 25.6% in the eight months ended December 31, 1997 to $44.9 million, or 52.2% of net revenues, from $35.7 million, or 70.9% of net revenues, in the comparable 1996 period. Gross margin increased to 47.8% in the 1997 period from 29.1% in the 1996 period. The increase in gross margin was primarily due to reductions in sales by the Company on an affiliate label basis of titles published by third parties, reductions in OEM royalty expenses as a percentage of net revenues, and changes in the product mix of externally developed products released during the periods, offset in part by greater manufacturing costs attributable to an increased number of video game console products released during the 1997 period. The 1996 period also included the effects of additional write-offs of prepaid royalties relating to titles or platform versions of titles which had been cancelled or which were expected to achieve lower unit sales than were originally forecast.

 Operating Expenses

  Total operating expenses increased 18.8% to $43.9 million, or 51.1% of net revenues, in the eight months ended December 31, 1997 from $36.9 million, or 73.4% of net revenues, for the comparable 1996 period.

  Marketing and Sales. Marketing and sales expenses increased 30.8% to $20.6 million, or 24.0% of net revenues, for the eight months ended December 31, 1997 from $15.7 million, or 31.3% of net revenues, for the comparable 1996 period. The increase in absolute dollars was primarily due to advertising and other marketing costs associated with the increase in products launched during the period. The decrease as a percentage of net revenues was primarily attributable to operating efficiencies gained as a result of an increased net revenues base.

  General and Administrative. General and administrative expenses increased 3.0% to $9.0 million, or 10.5% of net revenues, in the eight months ended December 31, 1997 from $8.7 million, or 17.3% of net revenues, in the comparable 1996 period. The increase in absolute dollars was primarily attributable to increased personnel and operations and facilities costs both in North America and Europe in support of increased net revenues. The decrease as a percentage of net revenues was primarily attributable to operating efficiencies gained as a result of an increased net revenues base.

  Product Development. Product development expenses increased 14.7% to $14.3 million, or 16.6% of net revenues, in the eight months ended December 31, 1997 from $12.5 million, or 24.8% of net revenues, in the comparable 1996 period. The increase in absolute dollars was primarily due to the addition of personnel in the Company's product development group, an increase in the number of products under development and the initiation of European and OEM product development in the 1997 period. The decrease as a percentage of net revenues primarily reflected operating efficiencies gained as a result of increased net revenues.

 Other Income (Expense)

  Other expense increased to $2.3 million in the eight months ended December 31, 1997 from $1.1 million in the comparable 1996 period. This increase was primarily due to increased borrowings under the Company's line of credit to support increased working capital requirements in the 1997 period and interest on the Subordinated Secured Promissory Notes, which were issued from October 1996 through February 1997 and were outstanding throughout the 1997 period.

 Provision (Benefit) for Income Taxes

  The Company recorded no tax provision in the eight months ended December 31, 1997, compared to a tax benefit of $5.9 million in the comparable 1996 period. No tax benefit was recorded in the 1997 period due to the uncertainty of realization in future periods.

YEAR ENDED APRIL 30, 1997 COMPARED TO THE YEAR ENDED APRIL 30, 1996

 Net Revenues

  Net revenues in the year ended April 30, 1997 decreased 14.1% to $83.3 million from $97.0 million in the comparable 1996 period. North American net revenues decreased to $38.6 million in the 1997 period from $54.7 million in the 1996 period and international net revenues increased to $32.0 million in the 1997 period from $24.6 million in the 1996 period. OEM, royalty and licensing net revenues accounted for 15.2% of total net revenues for the 1997 period, compared to 18.2% for the 1996 period. The decrease in net revenues for the 1997 period was primarily due to a decreased number of title releases resulting from certain product delays across multiple platforms, lower unit sales of the titles released during the period and a higher than expected level of product returns and markdowns recorded during the period.

 Cost of Goods Sold; Gross Margin

  Cost of goods sold increased 25.1% to $62.5 million, or 75.0% of net revenues, in the year ended April 30, 1997 from $49.9 million, or 51.5% of net revenues, in the comparable 1996 period. Gross margin decreased to 25.0% in the 1997 period from 48.5% in the 1996 period. The decrease in gross margin in the 1997 period was primarily due to an increase in royalty expenses attributable to the write-off of $5.9 million in prepaid royalties relating to titles or platform versions of titles which had been cancelled or which were expected to achieve lower unit sales than originally forecast, increased sales of video game console titles and affiliate label products and disproportionate returns and markdowns in the 1997 period, offset in part by increased OEM volumes.

 Operating Expenses

  Total operating expenses increased 16.9% to $55.5 million, or 66.6% of net revenues, in the year ended April 30, 1997 from $47.4 million, or 48.9% of net revenues, in the comparable 1996 period.

  Marketing and Sales. Marketing and sales expenses increased 5.8% to $24.6 million, or 29.6% of net revenues, in the 1997 period from $23.3 million, or 24.0% of net revenues, in the 1996 period. The increase in absolute dollars was primarily due to increased commissions expense on European sales offset in part by lower marketing and advertising expenses due to a decrease in titles released during the period.

  General and Administrative. General and administrative expenses increased 4.2% to $9.4 million, or 11.3% of net revenues, in the 1997 period from $9.0 million, or 9.3% of net revenues, in the 1996 period. The increase in absolute dollars was primarily attributable to increased personnel and facilities costs in North America, Europe and Japan.

  Product Development. Product development expenses increased 41.7% to $21.4 million, or 25.7% of net revenues, in the 1997 period from $15.1 million, or 15.6% of net revenues, in the 1996 period. The increase in absolute dollars was primarily attributable to an increase in the number of products under development, the inclusion of a full year of operations of Shiny, an interactive entertainment software developer in which the Company acquired a 91% interest in 1995, localization and development costs in Japan, initiation of European and OEM product development and increased product development personnel and facilities costs.

 Other Income (Expense)

  Other expense increased to $1.6 million in the 1997 period from $0.8 million in the 1996 period. The increase was primarily due to interest expense related to borrowings under the Company's bank line of credit to support increased working capital requirements and interest on the Subordinated Secured Promissory Notes which were issued from October 1996 through February 1997.

 Provision (Benefit) for Income Taxes

  The Company's income tax benefit in the 1997 period was $9.1 million, compared to an income tax benefit of $0.5 million in the 1996 period. The benefit for income taxes as a percentage of pre-tax income declined from 39.2% to 25.0% due to the recording of a valuation allowance of $2.9 million in the 1997 period.

YEAR ENDED APRIL 30, 1996 COMPARED TO THE YEAR ENDED APRIL 30, 1995

 Net Revenues

  Net revenues in the year ended April 30, 1996 increased 21.9% to $97.0 million from $79.5 million in the comparable 1995 period. North American net revenues increased to $54.7 million and international net revenues increased to $24.6 million in the 1996 period from $51.9 million and $13.8 million, respectively, in the 1995 period. OEM, royalty and licensing net revenues were 18.2% of net revenues for the 1996 period, compared to 17.4% for the 1995 period. The increase in net revenues in the 1996 period was primarily due to an increase in the number of title releases across multiple platforms with increased individual title successes, including Stonekeep and Descent II, which resulted in increased international net revenues, particularly in Europe, and increased net revenues from retailers and resellers. The increase was also due to increases in OEM, royalty and licensing net revenues. These increases were offset in part by reduced affiliate label sales and increased product returns and markdowns.

 Cost of Goods Sold; Gross Margin

  Cost of goods sold increased 9.8% to $49.9 million, or 51.5% of net revenues, in the year ended April 30, 1996 from $45.5 million, or 57.2% of net revenues, in the comparable 1995 period. Gross margin was 48.5% in the 1996 period, as compared to 42.8% in the 1995 period. The increase in gross margin was primarily attributable to the increase in overall product sales, a product mix emphasizing higher margin PC titles and reductions in affiliate label net revenues.

 Operating Expenses

  Total operating expenses increased 69.3% to $47.4 million, or 48.9% of net revenues, in the year ended April 30, 1996 from $28.0 million, or 35.2% of net revenues, in the comparable 1995 period.

  Marketing and Sales. Marketing and sales expenses increased 63.1% to $23.3 million, or 24.0% of net revenues, in the 1996 period from $14.3 million, or 18.0% of net revenues, in the comparable 1995 period. The increase for the 1996 period both in absolute dollars and as a percentage of net revenues was primarily attributable to increased advertising and marketing costs in support of increased product releases, promotional programs, commissions on international sales and personnel and overhead.

  General and Administrative. General and administrative expenses increased 63.3% to $9.0 million, or 9.3% of net revenues, in the 1996 period from $5.5 million, or 6.9% of net revenues in the 1995 period. The increase in both absolute dollars and as a percentage of net revenues was primarily attributable to increased personnel and operating and facilities costs in North America, Europe and Japan.

  Product Development. Product development expenses increased 84.4% to $15.1 million, or 15.6% of net revenues, in the 1996 period from $8.2 million, or 10.3% of net revenues, in the 1995 period. The increase in product development expenses in both absolute dollars and as a percentage of net revenues was primarily attributable to an increase in the number and complexity of products in development, the expansion of the Company's internal development capabilities (including the acquisition of Shiny), the initiation of localization and development in Japan and increased facilities costs and overhead requirements.

 Other Income (Expense)

  Other expense increased $1.8 million to $0.8 million in the year ended April 30, 1996, compared to other income of $1.0 million in the comparable 1995 period. The increase was primarily due to interest expense in the 1996 period related to borrowings under the Company's bank line of credit to support operations, while the Company earned income on cash balances during the 1995 period.

 Provision (Benefit) for Income Taxes

  The Company's income tax benefit in the year ended April 30, 1996 was $0.5 million, compared to an income tax provision of $2.8 million in the comparable 1995 period.

QUARTERLY RESULTS OF OPERATIONS

  The following tables set forth certain unaudited consolidated statements of operations data for each of the eight calendar quarters in the period ended March 31, 1998, as well as the percentage of the Company's net revenues represented by each item. This information was derived from the Company's unaudited consolidated financial statements that include, in the opinion of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation when read in conjunction with the Consolidated Financial Statements included elsewhere in this Prospectus.

                                                      THREE MONTHS ENDED
                          -------------------------------------------------------------------------------
                          JUNE 30,  SEPT. 30, DEC. 31,  MARCH 31, JUNE 30,  SEPT. 30, DEC. 31,  MARCH 31,
                            1996      1996      1996      1997      1997      1997      1997      1998
                          --------  --------- --------  --------- --------  --------- --------  ---------
                                         (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
 DATA:
Net revenues............  $18,574    $13,669  $29,038    $22,410  $20,502    $23,833  $53,308    $40,996
Cost of goods sold......   10,210     10,459   20,952     13,508   13,941     14,153   26,751     19,221
                          -------    -------  -------    -------  -------    -------  -------    -------
Gross profit............    8,364      3,210    8,086      8,902    6,561      9,680   26,557     21,775
                          -------    -------  -------    -------  -------    -------  -------    -------
Operating expenses:
 Marketing and sales....    4,898      4,744    8,052      7,280    5,954      5,851    9,358      8,589
 General and administra-
  tive..................    3,311      2,766    3,395      3,088    4,014      2,948    3,453      2,855
 Product development....    4,353      4,648    4,851      5,384    5,920      5,312    5,701      5,819
                          -------    -------  -------    -------  -------    -------  -------    -------
 Total operating ex-
  penses................   12,562     12,158   16,298     15,752   15,888     14,111   18,512     17,263
                          -------    -------  -------    -------  -------    -------  -------    -------
Operating income
 (loss).................   (4,198)    (8,948)  (8,212)    (6,850)  (9,327)    (4,431)   8,045      4,512
Other income (expense)..     (260)      (294)    (875)      (375)    (663)    (1,050)  (1,552)    (1,418)
                          -------    -------  -------    -------  -------    -------  -------    -------
Income (loss) before in-
 come taxes.............   (4,458)    (9,242)  (9,087)    (7,225)  (9,990)    (5,481)   6,493      3,094
Provision (benefit) for
 income taxes...........   (1,739)    (2,311)  (2,272)    (1,782)       0          0        0        245
                          -------    -------  -------    -------  -------    -------  -------    -------
Net income (loss).......  $(2,719)   $(6,931) $(6,815)   $(5,443) $(9,990)   $(5,481) $ 6,493    $ 2,849
                          =======    =======  =======    =======  =======    =======  =======    =======
Net income (loss) per
 share:
 Basic..................  $ (0.25)   $ (0.62) $ (0.61)   $ (0.49) $ (0.90)   $ (0.49) $  0.65    $  0.26
                          =======    =======  =======    =======  =======    =======  =======    =======
 Diluted................  $ (0.25)   $ (0.62) $ (0.61)   $ (0.49) $ (0.90)   $ (0.49) $  0.54    $  0.23
                          =======    =======  =======    =======  =======    =======  =======    =======

                                                      THREE MONTHS ENDED
                          ------------------------------------------------------------------------------
                          JUNE 30,  SEPT. 30, DEC. 31,  MARCH 31, JUNE 30,  SEPT. 30, DEC. 31, MARCH 31,
                            1996      1996      1996      1997      1997      1997      1997     1998
                          --------  --------- --------  --------- --------  --------- -------- ---------
PERCENTAGE OF NET REVE-
 NUES:
Net revenues............   100.0%     100.0%   100.0%     100.0%   100.0%     100.0%   100.0%    100.0%
Cost of goods sold......    55.0       76.5     72.2       60.3     68.0       59.4     50.2      46.9
                           -----      -----    -----      -----    -----      -----    -----     -----
Gross profit............    45.0       23.5     27.8       39.7     32.0       40.6     49.8      53.1
Operating expenses:
 Marketing and sales....    26.4       34.7     27.7       32.5     29.0       24.5     17.6      21.0
 General and administra-
  tive..................    17.8       20.2     11.7       13.8     19.6       12.4      6.5       7.0
 Product development....    23.4       34.0     16.7       24.0     28.9       22.3     10.7      14.2
                           -----      -----    -----      -----    -----      -----    -----     -----
 Total operating ex-
  penses................    67.6       88.9     56.1       70.3     77.5       59.2     34.8      42.2
                           -----      -----    -----      -----    -----      -----    -----     -----
Operating income
 (loss).................   (22.6)     (65.4)   (28.3)     (30.6)   (45.5)     (18.6)    15.0      10.9
Other income (expense)..    (1.4)      (2.2)    (3.0)      (1.7)    (3.2)      (4.4)    (2.9)     (3.4)
                           -----      -----    -----      -----    -----      -----    -----     -----
Income (loss) before in-
 come taxes.............   (24.0)     (67.6)   (31.3)     (32.3)   (48.7)     (23.0)    12.1       7.5
Provision (benefit) for
 income taxes...........    (9.4)     (16.9)    (7.8)      (8.0)     0.0        0.0      0.0       0.6
                           -----      -----    -----      -----    -----      -----    -----     -----
Net income (loss).......   (14.6)%    (50.7)%  (23.5)%    (24.3)%  (48.7)%    (23.0)%   12.1%      6.9%
                           =====      =====    =====      =====    =====      =====    =====     =====

  Net revenues for the three months ended December 31, 1997 and March 31, 1998 were $53.3 million and $41.0 million, respectively. The increase for such three month periods reflected the market's seasonality, together with the Company's successful introduction of a number of new product titles. Net revenues of $18.6 million, $13.7 million and $29.0 million for the three months ended June 30, 1996, September 30, 1996 and December 31, 1996, respectively, reflected lower net revenues arising from product delays during those periods and the resulting introduction of fewer titles than in other periods and a higher than expected level of product returns and markdown allowances.

  Cost of goods sold for the three month periods ended September 30, 1996, December 31, 1996, March 31, 1997 and June 30, 1997 included the effects of additional write-offs of prepaid royalties relating to titles or platform versions of titles which had been cancelled or which were expected to achieve lower unit sales than were originally forecast, which, combined with the lower net revenues, resulted in lower gross margin during such periods.

  Interest expense has increased on a comparative basis over the periods presented, reflecting debt service on the Company's $14.7 million in Subordinated Secured Promissory Notes issued from October 1996 through February 1997 together with increased borrowings on the Company's bank line of credit.

  The Company's operating results have fluctuated significantly in the past and will likely fluctuate significantly in the future, both on a quarterly and an annual basis. A number of factors may cause or contribute to such fluctuations, and many of such factors are beyond the Company's control. Such factors include, but are not limited to, demand for the Company's and its competitors' products, the size and rate of growth of the market for interactive entertainment software, changes in computing platforms, the number of new products and product enhancements released by the Company and its competitors during the period, changes in product mix, product returns, the timing of orders placed by distributors and dealers, delays in shipment, the timing of development and marketing expenditures, price competition and the level of the Company's international net revenues. The uncertainties associated with the interactive entertainment software development process, lengthy manufacturing lead times for Nintendo-compatible products, possible production delays, and the approval process for products compatible with the Sony Computer Entertainment, Nintendo and Sega video game consoles, as well as approvals required from other licensors, make it difficult to accurately predict the quarter in which shipments will occur. Because of the limited number of products introduced by the Company in any particular quarter, a delay in the introduction of a product may materially adversely affect the Company's operating results for that quarter. A significant portion of the Company's operating expenses is relatively fixed, and planned expenditures are based primarily on sales forecasts. If net revenues do not meet the Company's expectations in any given quarter, operating results may be materially adversely affected.

  The interactive entertainment software industry is generally highly seasonal, with the highest levels of consumer demand occurring during the year-end holiday buying season, followed by demand during the calendar first quarter resulting both from demand for interactive entertainment software for PC's and video game consoles acquired during the holidays and from continuing demand for titles released in the preceding fourth quarter. As a result, net revenues, gross profits and operating income for the Company have historically been highest during the fourth and the following first calendar quarters, and have declined from these levels in the subsequent second and third calendar quarters. The failure or inability of the Company to introduce products on a timely basis to meet such seasonal increases in demand may have a material adverse effect on the Company's business, operating results and financial condition. The Company may over time become increasingly affected by the industry's seasonal patterns. Although the Company seeks to reduce the effect of such seasonal patterns on its business by distributing its product release dates throughout the year, particularly during the quarters ending June 30 and September 30, there can be no assurance that such efforts will be successful. There can be no assurance that the Company will be profitable in any particular period given the uncertainties associated with software development, manufacturing, distribution and the impact of the industry's seasonal patterns on the Company's net revenues. As a result of the foregoing factors and the other factors discussed in "Risk Factors," it is likely that the Company's operating results in one or more future periods will fail to meet or exceed the expectations of securities analysts or investors. In such event, the trading price of the Common Stock would likely be materially adversely affected. See "Risk Factors--Fluctuations in Operating Results; Uncertainty of Future Results; Seasonality."

LIQUIDITY AND CAPITAL RESOURCES

  The Company has funded its operations to date primarily through the use of bank lines of credit and equipment leases, and through cash generated by the sale of securities. As of March 31, 1998, the Company's principal sources of liquidity included cash and short term investments of approximately $1.9 million and the

Company's bank line of credit bearing interest at the London Interbank Offered Rate plus 4.87% (10.56% at March 31, 1998), expiring May 31, 1999. The Company's bank line of credit balance was $23.8 million at March 31, 1998. Under the terms of the bank line of credit, the Company has available borrowings up to $35.0 million through August 30, 1998, $30.0 million through December 30, 1998 and $25.0 million through May 31, 1999, based in part on qualifying receivables and inventory. Within the overall credit limit of $35.0 million is the Company's ability to draw down up to $10.0 million in excess of its borrowing base through August 30, 1998, and up to $5.0 million in excess of its borrowing base through December 30, 1998. The Company is currently in compliance with all terms of its credit agreement.

  The Company's primary capital needs have historically been to fund working capital requirements necessitated by its sales growth, the development and introduction of products and related technologies and the acquisition or lease of equipment and other assets used in the product development process. The Company's operating activities used cash of $0.2 million during the three months ended March 31, 1998, used cash of $15.3 million during the eight months ended December 31, 1997, used cash of $17.0 million during the year ended April 30, 1997, provided cash of $2.5 million in the year ended April 30, 1996 and used cash of $8.7 million in the year ended April 30, 1995. The cash used by operating activities in the three months ended March 31, 1998 was primarily attributable to increased trade receivables, offset in part by net income during the period and increased accounts payable and accrued expenses. The cash used by operating activities in the eight months ended December 31, 1997 was primarily attributable to increased trade receivables, particularly in the year-end holiday selling season, together with a net loss of $5.1 million. The increase in cash used by operating activities in the year ended April 30, 1997 was primarily due to a net loss of $27.2 million, offset in part by increased liabilities and accrued expenses. Cash provided by operations in the year ended April 30, 1996 primarily resulted from increases in liabilities, and the use of operating cash in the year ended April 30, 1995 primarily resulted from increased royalty advances and receivables, offset by net income during the period.

  Cash provided by financing activities of $0.9 million in the three months ended March 31, 1998 and $12.2 million in the eight months ended December 31, 1997, resulted primarily from borrowings under the Company's bank line of credit. Cash provided by financing activities of $20.7 million in the year ended April 30, 1997, resulted primarily from the issuance of Subordinated Secured Promissory Notes and borrowings under the Company's bank line of credit. Cash provided by financing activities of $5.5 million in the year ended April 30, 1996, resulted primarily from borrowings under the Company's bank line of credit, and cash provided by financing activities of $0.6 million in the year ended April 30, 1995 resulted primarily from a tax benefit due to the exercise of stock options.

  Cash used in investing activities was $0.3 million, $0.8 million and $3.5 million in the three months ended March 31, 1998, the eight months ended December 31, 1997 and the year ended April 30, 1997, respectively, which consisted of capital expenditures, primarily for office and computer equipment used in Company operations. Cash used in investing activities of $7.5 million in the year ended April 30, 1996 resulted primarily from $4.6 million in capital expenditures and $3.2 million used in the acquisition of Shiny Entertainment. Cash provided by investing activities of $11.7 million in the year ended April 30, 1995 resulted primarily from $15.0 million in proceeds from the sale of marketable securities, offset in part by $3.3 million in capital expenditures. The Company does not currently have any material commitments with respect to any capital expenditures.

  The Company expects that its capital requirements will increase significantly in the future as it increases its product development and sales and marketing programs, primarily due to increased headcount in these areas, increased advance royalty payments to third party developers and increased sales and marketing expenses. The Company has not yet definitively determined such capital uses. The Company believes that funds available under its bank line of credit, the net proceeds from the Offering and anticipated funds from operations will be sufficient to satisfy the Company's projected working capital, capital expenditure requirements and debt obligations in the normal course of business for at least the next twelve months. See "Use of Proceeds." There can be no assurances, however, that the Company will not be required to raise additional debt or equity financing during such period, nor that if the Company is required to raise additional financing during such period it will be able to do so on commercially reasonable terms. See "Risk Factors--Future Capital Requirements."

RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." In addition, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition" and SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SFAS Nos. 130 and 131 and SOP 97-2 are effective for fiscal years beginning after December 15, 1997. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company does not believe that adoption of these standards will have a material impact on the Company's results of operations.

YEAR 2000 ISSUE

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. This inability to recognize or properly treat the Year 2000 may cause the Company's systems and applications to process critical financial and operational information incorrectly. The Company continues to assess the impact of the Year 2000 issue on its reporting systems and operations.

  The Company is currently in the process of investigating whether its internal accounting systems and other operational systems are Year 2000 compliant. The Company has been informed by the vendor of its internal accounting software that upgrades that will bring such software into Year 2000 compliance will be provided to the Company under its existing software maintenance agreement in the third quarter of 1998. The Company expects to effect the conversion of its internal accounting system to such upgraded software by the end of 1998. The Company believes that necessary conversions of other operational systems can also be accomplished through vendor upgrades and enhancements as provided under its system maintenance agreements currently in effect. The Company does not anticipate significant costs associated with any necessary conversions. However, there can be no assurance that certain of the Company's internal computer systems or networks or those of its key vendors and distributors will not be adversely affected by such Year 2000 issues, which could have a material adverse effect on the Company's business, operating results or financial condition. See "Risk Factors--Year 2000 Compliance."

                                   BUSINESS

  Interplay is a leading developer, publisher and distributor of interactive entertainment software for both core gamers and the mass market. The Company, which commenced operations in 1983, is most widely known for its titles in the action/arcade, adventure/RPG, strategy/puzzle and sports categories, and has published such hit titles as Descent, Fallout, Stonekeep, Battle Chess and Virtual Pool. The Company has produced titles for many of the most popular interactive entertainment software platforms, and currently balances its development efforts by publishing interactive entertainment software for PCs and current generation video game consoles, such as the PlayStation and Nintendo 64. Interplay was named Publisher of the Year in 1996 by Computer & Net Player magazine.

  The Company seeks to publish interactive entertainment software titles that are, or have the potential to become, franchise software titles that can be leveraged across several releases and/or platforms, and has published many such successful franchise titles to date. In addition, the Company secures licenses to use popular intellectual properties, such as Star Trek, Caesars Palace and Major League Baseball, for incorporation into certain of its products. Of the more than 40 titles currently in development by the Company, more than half are sequels to successful titles or incorporate licensed intellectual properties.

INDUSTRY BACKGROUND

  The worldwide market for interactive entertainment software has grown significantly in recent years. According to IDG, the worldwide market for interactive entertainment software generated sales of more than 220 million retail units in 1997, and is projected to generate more than 437 million retail units in 1999, representing a 41% compound annual growth rate. The interactive entertainment software market is composed primarily of software for PC platforms and video game consoles.

  This market growth has been driven by the significant growth in the worldwide installed base of PCs and video game consoles, the emergence of a strong international market for interactive entertainment software, particularly in Western Europe, and the emergence of powerful software distribution channels capable of reaching a broad consumer base.

  According to IDG, U.S. retail sales of PC interactive entertainment software exceeded 45 million units in 1997 and are projected to grow 27% annually to more than 73 million units in 1999. Also, according to IDG, approximately 43 million units of interactive entertainment software for PlayStation and Nintendo 64 video game consoles were sold in the U.S. in 1997, and these unit sales are expected to grow 56% annually to approximately 106 million in 1999.

  The international market for PC interactive entertainment software is growing rapidly as well. According to IDG, international sales of interactive entertainment software for PCs were 53 million units in 1997 and are projected to grow 27% annually to 85 million units in 1999. Similarly, growth in the video game console installed base outside of the U.S. has driven an increase in international sales of interactive entertainment software for video game consoles, with 77 million units sold outside of the U.S. in 1997 and 171 million units projected to be sold in 1999, representing a compound annual growth rate of 48%, according to IDG.

  The distribution channels for interactive entertainment software have changed significantly in recent years and have become increasingly competitive. During the 1980s, consumer software was typically sold through specialty stores. Today, mass merchants and consumer electronics stores such as Wal-Mart, Best Buy, Price-Costco, Kmart, CompUSA and Target are the most important distribution channels for retail sales of consumer software. Competition for shelf space has intensified due to the fact that these high volume retailers generally only stock a limited number of titles which are expected to sell large numbers of units. This trend has increased the importance of developing well-known brands and publishing labels with a history of successful sales.

  Today, a limited number of titles capture a majority of the sales in the interactive entertainment software market. According to PC Data, in 1997 the top 100 PC titles released (approximately nine percent of the titles released) generated 67% of the industry's overall revenues. This hit-driven market has led to higher production budgets for titles as well as more complex development and production processes and longer development cycles. Publishers with a history of producing hit titles have enjoyed a significant marketing advantage because of their heightened brand recognition and customer loyalty. The importance of the timely release of hit titles, as well as the increased scope and complexity of the product development and production process, have increased the need for disciplined product development processes that limit cost and schedule overruns. This in turn has increased the importance of leveraging the technologies, characters or storylines of such hit titles into additional interactive entertainment software products in order to spread development costs among multiple products.

  The Internet and on-line services represent an emerging segment of the interactive entertainment software market. While competing with interactive entertainment software as an alternative use of the home PC, the Internet and on-line services also present a new platform on which publishers and distributors can market, advertise and distribute their products, whether through direct sales from web sites or through sponsoring multi-player on-line tournaments featuring their games. The ability for users to compete on-line provides an additional product feature which may increase demand for interactive entertainment software products.

  As interactive entertainment software continues to gain mass market acceptance, it will become increasingly important for publishers of such software (i) to achieve brand name recognition for their products among both core gamers and the mass market by offering innovative products with captivating gameplay across multiple platforms, (ii) to secure relationships with third party interactive entertainment software developers with proven track records of developing hit titles, (iii) to identify and address the technical, creative and marketing risks before committing significant development resources to a title, (iv) to aggressively market and sell these products through traditional and emerging distribution channels and (v) to leverage their existing software technology, and the brand recognition associated with it, by producing sequel and add-on titles.

BUSINESS STRATEGY

  The Company's objective is to enhance its position as a leading developer, publisher and distributor of interactive entertainment software for both core gamers and the mass market. The key elements of the Company's business strategy are as follows:

  Maximize Franchise and Brand Value. The Company seeks to publish hit titles whose strong consumer appeal and resulting consumer loyalty create franchise titles for the Company. Further, the Company seeks to leverage its franchise titles into recurring sources of revenue by publishing sequels and add-ons and by pursuing merchandising opportunities as they arise. To date, the Company has published many successful franchise titles, including Descent, Virtual Pool, Clay Fighter and Stonekeep, and believes that many of its products slated for release in 1998 may become additional franchise titles. In addition, the Company has developed or is developing products based on popular intellectual properties licensed to the Company, such as Star Trek, Caesars Palace and Major League Baseball. The Company believes that the exposure and name recognition of these properties, combined with well-designed gameplay, may create franchise titles for the Company. The Company currently publishes titles under the Interplay, Shiny, VR Sports and Signature Series labels. To create franchise value within specific product genres, the Company plans to introduce genre-specific labels over time, including its Tantrum, Tribal Dreams, Flat Cat and Black Isle Studios labels.

  Secure Relationships with Proven Hit Developers. In order to maintain its competitive position in its hit-driven industry, the Company devotes significant resources to securing relationships with third party interactive entertainment software developers with proven track records of developing hit titles. The Company believes that its developer-friendly culture, distribution capability and success as a publisher of well-known titles has enabled it to attract and retain proven hit developers. Relationships such as these have led to the release of such franchise titles as the Descent series, Virtual Pool and Redneck Rampage. In furtherance of this strategy, in 1995 the Company acquired a 91% interest in Shiny Entertainment, Inc. ("Shiny"), the developer of the hit Earthworm Jim title.

  Manage Product Development Process. In order to limit cost and schedule overruns while maintaining a creative and entrepreneurial environment for its development group, the Company has implemented a divisional product development and production process, based on product genres. The Company believes that breaking down the development function into divisions enables it to improve its software design capabilities, to better manage its internal and external development processes and to enhance its software development tools and techniques, thereby allowing for greater efficiency and improved predictability in the software development process.

  Leverage and Expand Distribution Channels. The Company seeks to leverage and expand its channels of distribution in order to reach a larger number of consumers in the retail, direct, budget and on-line markets, both domestically and internationally. The Company has also established Interplay OEM, which distributes the Company's interactive entertainment software titles, as well as those of other software publishers, to computer hardware and peripheral device manufacturers for use in bundling arrangements. In 1995, the Company established a European subsidiary ("Interplay Europe") to focus on distribution to the European markets, both directly and through third-party distributors and joint ventures. The Company also plans to increase its presence in other international markets by licensing its titles to publishers in such markets, by entering into distribution arrangements and by establishing direct distribution capabilities. Finally, the Company seeks to leverage and expand its capabilities to distribute its products over the Internet both through direct on-line marketing and sales efforts and through the use of certain of its games by providers of on-line gameplay who distribute through popular on-line services, such as America Online.

  Develop and Leverage Advanced Technology. The Company seeks to leverage its investments in existing game technologies while internally and externally developing new technologies which can be used in multiple future titles. The Company develops proprietary engines, development tools and related technology which enable it to develop advanced 3D games on a timely and cost-effective basis and with reduced technology risk. For example, the Company is incorporating the advanced proprietary human motion and depth perception technology developed by Shiny into certain of the Company's sports titles.

PRODUCTS

  The Company develops, publishes and distributes interactive entertainment software titles that provide immersive game experiences by combining advanced technology with engaging content, vivid graphics and rich sound. The Company utilizes the experience and judgment of the avid gamers in its product development group to select and produce the products it publishes. This has resulted in the publication of a wide variety of games that have received numerous awards, including the Academy of Interactive Arts & Sciences' Best Title, Computer Game Review's Gold and Platinum Triads and PC Entertainment's Editor's Choice Awards.

  The Company's strategy is to develop products for those platforms, whether PC or video game console, that have or will have sufficient installed bases for such development to be economically viable. The Company currently publishes products for multiple PC platforms, including Windows 95, and for the current generation of video game consoles, including the PlayStation and Nintendo 64. The Company assesses the potential acceptance and success of emerging platforms and the anticipated continued viability of existing platforms based on many factors, including the number of competing titles, the ratio of software sales to hardware sales with respect to such platform, the installed base of the platform, the change in the rate of sales of the platform and the cost and timing of development for the platform. The Company has entered into license agreements with Sony Computer Entertainment and Nintendo pursuant to which the Company is granted the right to develop, sublicense and distribute products for such platforms in specified territories, which products are manufactured by the licensor for the Company. The Company pays the licensor a royalty and/or manufacturing fee in exchange for such license and manufacturing services. Such agreements grant the licensor certain approval rights over the products developed for such platforms, as well as over the packaging and marketing materials for such products. There can be no assurance that the Company will be able to obtain future licenses from hardware companies on acceptable terms or that any existing or future licenses will be renewed by the licensors. The inability of the Company to obtain such approvals could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Dependence on Licenses from and Manufacturing by Hardware Companies."

  The interactive entertainment software market can generally be divided into five major categories or product genres: action/arcade, adventure/RPG, strategy/puzzle, sports and simulation. From January 1, 1995 to March 31, 1998, the Company released 65 titles, and currently has more than 40 titles in various stages of development. Below are two tables, the first highlighting selected Company releases since 1995 which the Company believes are, or will become, franchise titles, and the second listing selected titles currently scheduled for release in the next twelve months which are either sequels to franchise titles or which the Company believes present franchise title opportunities.

                      SELECTED TITLES RELEASED SINCE 1995

             TITLE                  GENRE            PLATFORM        DEVELOPER

 Carmageddon                    Action/Arcade           PC          Third party
-------------------------------------------------------------------------------
 Clay Fighter 63 1/3            Action/Arcade          N64           Interplay
-------------------------------------------------------------------------------
 Descent                        Action/Arcade  PC, PlayStation, Mac Third party
-------------------------------------------------------------------------------
 Descent II                     Action/Arcade  PC, PlayStation, Mac Third party
-------------------------------------------------------------------------------
 Die By the Sword               Action/Arcade           PC          Third party
-------------------------------------------------------------------------------
 MDK                            Action/Arcade    PC, PlayStation       Shiny
-------------------------------------------------------------------------------
 Redneck Rampage                Action/Arcade           PC          Third party
-------------------------------------------------------------------------------
 Star Trek: Starfleet Academy   Action/Arcade        PC, Mac         Interplay
-------------------------------------------------------------------------------
 Fallout                        Adventure/RPG        PC, Mac         Interplay
-------------------------------------------------------------------------------
 Stonekeep                      Adventure/RPG           PC           Interplay
-------------------------------------------------------------------------------
 Caesars Palace                Strategy/Puzzle   PC, PlayStation    Third party
-------------------------------------------------------------------------------
 M.A.X.                        Strategy/Puzzle          PC           Interplay
-------------------------------------------------------------------------------
 Jimmy Johnson's VR Football
 '98                               Sports          PlayStation      Third party
-------------------------------------------------------------------------------
 Virtual Pool                      Sports      PC, PlayStation, Mac Third party
-------------------------------------------------------------------------------
 Virtual Pool 2                    Sports               PC          Third party
-------------------------------------------------------------------------------
 VR Baseball '97                   Sports        PC, PlayStation     Interplay
-------------------------------------------------------------------------------
 VR Sports Powerboat Racing        Sports        PC, PlayStation    Third party


      SELECTED TITLES SCHEDULED TO BE RELEASED IN THE NEXT TWELVE MONTHS

--------------------------------------------------------------------------------
             TITLE                  GENRE            PLATFORM        DEVELOPER
--------------------------------------------------------------------------------
 Crime Killer                   Action/Arcade      PlayStation      Third party
-------------------------------------------------------------------------------
 Descent III                    Action/Arcade           PC          Third party
-------------------------------------------------------------------------------
 Descent: Freespace The Great
 War                            Action/Arcade           PC          Third party
-------------------------------------------------------------------------------
 Earthworm Jim 3D               Action/Arcade  PC, PlayStation, N64 Third party
-------------------------------------------------------------------------------
 Messiah                        Action/Arcade    PC, PlayStation       Shiny
-------------------------------------------------------------------------------
 Wild 9                         Action/Arcade      PlayStation         Shiny
-------------------------------------------------------------------------------
 Redneck Rampage Rides Again    Action/Arcade           PC          Third party
-------------------------------------------------------------------------------
 Baldur's Gate                  Adventure/RPG           PC          Third party
-------------------------------------------------------------------------------
 Fallout 2                      Adventure/RPG           PC           Interplay
-------------------------------------------------------------------------------
 Star Trek: Secret of Vulcan
 Fury                           Adventure/RPG           PC           Interplay
-------------------------------------------------------------------------------
 Caesars Palace VIP Series     Strategy/Puzzle          PC          Third party
-------------------------------------------------------------------------------
 M.A.X. 2                      Strategy/Puzzle          PC           Interplay
-------------------------------------------------------------------------------
 VR Football '99                   Sports          PlayStation      Third party
-------------------------------------------------------------------------------
 VR Baseball '99                   Sports        PC, PlayStation     Interplay

  Although the Company anticipates that it will release the titles listed in the table immediately above in the next twelve months, the timing and success of new interactive entertainment software product releases remains unpredictable due to the complexity of product development, including the uncertainty associated with new technology. The development cycle of new products is difficult to predict but can typically range from 12 to 24 months, and there can be no assurance that such titles will be released in the next twelve months or at all. There also can be no assurance that, if introduced, such new titles will become franchise titles, achieve market acceptance or generate any significant revenues. While the level of sales required for a title to be profitable varies depending on the costs associated with such title, in general, the Company considers titles to be hit titles if they sell more than 100,000 units. A significant delay in the introduction of, or the presence of a defect in, one or more of such titles or other new products, or the failure of one or more of such titles to generate significant net revenues, could have a material adverse effect on the success of such products and on the Company's business, operating results and financial condition. See "Risk Factors--Dependence on New Product Introductions; Risk of Product Delays and Product Defects" and "--Uncertainty of Market Acceptance; Dependence on Hit Titles."

  The Company has the right to distribute certain of the titles listed in the above tables only in specified territories. For example, the Company only has the right to distribute Carmageddon in North America. In addition, the Company's right to distribute certain of its sports titles, such as VR Baseball '99, in a given international territory varies depending upon the relevant sports league's approvals obtained by the Company.

  As part of its strategy to develop franchises, the Company has recently adopted a separate publishing label for each of its five major product categories: Tantrum, for the action/arcade division; Tribal Dreams, for the adventure division; Black Isle Studios, for the RPG division; Flat Cat, for the strategy/puzzle division, and VR Sports, for the sports division. The Company also releases titles under the Shiny label. The length of time required to attract consumer awareness of each of these product labels will vary based on a number of factors, including the number of commercially successful titles released by the particular development group. Below is a partial summary of the Company's internally and externally developed titles that have been released previously or are being developed for release in the next twelve months in the various product categories. The only titles that have individually contributed more than 10% of the Company's net revenues in any fiscal year since the Company's former 1995 fiscal year have been Stonekeep, which was developed internally by the Company, and Descent II, which was developed by a third party developer, and each of which accounted for more than 10% of the Company's net revenues in the Company's former fiscal year ended April 30, 1996, and Clay Fighter 63 1/3 and Star Trek: Starfleet Academy, both of which were developed internally by the Company, and each of which accounted for more than 10% of the Company's net revenues in the eight month period ended December 31, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The fact that these titles accounted for more than 10% of the Company's net revenues in a particular period is not an indication that these or any other titles will do so in future periods. See "Risk Factors--Uncertainty of Market Acceptance; Dependence on Hit Titles."

 TANTRUM--ACTION/ARCADE TITLES

  The Descent Series. Developed by Parallax and originally published in February 1995, Descent and its sequel have sold more than 1.1 million retail units worldwide. Descent has also earned critical acclaim, winning Best Computer Game of 1995 and Best Title of 1995 from the Academy of Interactive Arts and Sciences and Golden Triad honors from Computer Game Review. Descent:
FreeSpace The Great War, which Parallax is currently developing for release in 1998, will be a 3D space simulator featuring large-scale dog-fights and huge capital ships as "landscapes" for the environments, and includes an on-line, multi-player option which allows up to 12 users to join a game. Parallax is also currently developing Descent III, which incorporates a new advanced proprietary engine, for release by the Company in the next twelve months.

  Star Trek: Starfleet Academy. Developed internally by the Company and based on Paramount's original Star Trek television and motion picture series, Star
Trek: Starfleet Academy combines real-time 3D action with strategic game play. The game includes full motion video of actors, including three members of the original cast, William Shatner as Captain Kirk, Walter Koenig as Ensign Chekov and George Takei as Lieutenant Sulu. Released in September 1997, the game has sold in excess of 350,000 retail units worldwide.

  Die By The Sword. Developed for the Company by Treyarch Invention, Die By The Sword includes advanced technology that allows full motion control of the game's characters, which engage in hand-to-hand combat. The proprietary graphics engine includes a four person multi-player mode and allows players to attack and defend themselves in a 360(degrees) environment featuring realistic combat graphics and gameplay.

 TRIBAL DREAMS--ADVENTURE TITLES

  Star Trek: Secret of Vulcan Fury (under development). Star Trek: Secret of Vulcan Fury is the third in a series of original Star Trek adventure games developed internally by the Company. The game is expected to combine proprietary motion-capture animation technology with original Star Trek episodes written by one of the original Star Trek television writers. The game will feature the voices of certain members of the original cast, challenging story-based puzzles and the opportunity for players to assume the roles of six Star Trek characters: Captain Kirk, Mr. Spock, Doctor McCoy, Lieutenant Sulu, Ensign Chekov and Chief Engineer Scott.

 BLACK ISLE STUDIOS--RPG TITLES

  Stonekeep. The Company internally developed Stonekeep, an RPG that takes place in a subterranean labyrinth and features 3D rendered dungeons and creatures, a rich soundtrack and vivid special effects. Stonekeep has sold in excess of 300,000 retail units worldwide since its release in November 1995. Stonekeep was named Best RPG of 1995 by Computer Player and Editor's Choice for Best RPG by PC Entertainment. The Company is currently developing a sequel to Stonekeep.

  Fallout 2 (under development). The Company is currently developing Fallout 2 as the sequel to Fallout: A Post Nuclear Role Playing Game, an RPG set in the aftermath of a catastrophic nuclear war, which has sold in excess of 100,000 retail units worldwide since its release in October 1997. The original Fallout won numerous industry awards including the Editor's Choice Award and RPG of the Year 1997 by PC Gamer and the CG Choice Award and RPG of the Year 1997 by Computer Gaming World. Fallout 2 will combine the original Fallout's gameplay with new scenarios and characters.

 FLAT CAT--STRATEGY/PUZZLE TITLES

  M.A.X. Mechanized Assault & Exploration ("M.A.X."). Developed internally by the Company, M.A.X., which allows players to lead a modern military unit into various combat scenarios, has sold in excess of 150,000 retail units worldwide since its release in January 1997. M.A.X. includes both real-time and turn-based strategy elements. The Company is currently developing M.A.X. 2, which will include three gameplay modes including real-time gameplay, simultaneous turn-based gameplay and classic turn-based gameplay.

  The Caesars Palace VIP Series. The Company is internally developing a series of simulated gambling products based on its license to use the Caesars Palace brand. The Company is releasing Caesars Palace VIP Series, which will include individual products for blackjack, craps and video poker, each of which include casino sound effects, official tutorials and authenticated odds. In 1997 the Company released Caesars Palace for the PC and PlayStation.

 VR SPORTS--SPORTS TITLES

  VR Baseball. Developed internally by the Company, VR Baseball '97 is licensed by the Major League Baseball Players Association and Major League Baseball Properties, Inc. and delivers real-time, 360(degrees), 3D professional baseball that allows players to view and play from any angle or position. VR Baseball '97 has sold more than 100,000 retail units worldwide since its release in March 1997. The Company is currently developing VR Baseball '99, which will incorporate the advanced proprietary human motion and depth perception technology developed by Shiny.

  Virtual Pool. Developed by Celeris, Virtual Pool, the Company's first sports title, is a realistic billiards simulation that has sold more than 250,000 retail units worldwide and has won a number of awards, including

Best Simulation of 1995 from the Academy of Interactive Arts & Sciences, Best Sports Game of 1995 from PC Gamer magazine and Best VR Game of 1995 from Computer Player magazine. The Company has also published Celeris' Virtual Snooker and Virtual Pool 2 titles.

  VR Sports Powerboat Racing. Developed by East Point for the PC and PlayStation, VR Sports Powerboat Racing allows the user to race powerboats on up to eight different watertracks against computer opponents or up to eight Internet or networked players. The player's perspective can be either from the driver's seat or from behind the boat, and races can take place during the day or at night.

 SHINY

  Shiny development teams have created games in the action/arcade and adventure categories. Shiny titles include the following:

  MDK. MDK, a futuristic 3D fighting game released in March 1997, was the first title released by Shiny after its acquisition by Interplay in 1995 and has sold in excess of 400,000 retail units worldwide. The game was published by Shiny and Interplay internationally and by Playmates Interactive Entertainment, Inc. in North America. The Company is currently developing a sequel to MDK for which it will have worldwide distribution rights.

  Messiah (under development). Messiah will be a surrealistic 3D action game centered on the player's ability to invade the bodies of game characters and take possession of their actions. The game includes advanced proprietary human motion and depth perception technology that creates realistic skin texture and movement. Though still under development, the game has received significant market exposure, including an appearance on the cover of Next Generation magazine.

PRODUCT DEVELOPMENT

  The Company develops or acquires its products from a variety of sources, including its five internal development divisions, Shiny, Interplay Europe and publishing relationships with leading independent developers.

  The Development Process. The Company develops original products both internally, using its in-house development staff, and externally, using third party software developers working under contract with the Company. Producers on the Company's internal staff monitor the work of both inside and third party development teams through design review, progress evaluation, milestone review and quality assurance. In particular, each milestone submission is thoroughly evaluated by the Company's product development staff to ensure compliance with the product's design specifications. The Company enters into consulting or development agreements with third party developers which are generally on a flat-fee, work-for-hire basis or on a royalty basis, whereby advances are paid based on the achievement of milestones. In royalty arrangements, the Company ultimately pays continuation royalties to developers once the Company's advances have been recouped. In addition, in certain cases, the Company will utilize third party developers to port products to new platforms.

  The Company's products typically have short life cycles, and the Company depends on the timely introduction of successful new products, including enhancements of or sequels to existing products and conversions of previously released products to additional platforms, to generate net revenues to fund operations and to replace declining net revenues from existing products. The development cycle of new products is difficult to predict, and involves a number of risks. See "Risk Factors--Dependence on New Product Introductions; Risk of Product Delays and Product Defects."

 INTERNAL PRODUCT DEVELOPMENT

  U.S. Product Development. The Company's U.S. internal product development group (excluding Shiny's development group) presently consists of approximately 250 people. Once a design is selected by the Company, a production team, development schedule and budget are established. The Company's internal development process includes initial design and concept layout, computer graphic design, 2D and 3D artwork, programming, prototype testing, sound engineering and quality control. The development process for an original, internally developed product typically takes from 12 to 24 months, and another six to 12 months for the porting of a product to a different technology platform. The Company utilizes a variety of advanced hardware and software development tools, including animation, sound compression utilities, clay modeling and video compression for the production and development of its interactive entertainment software titles. The Company recently restructured its internal development organization into five divisions, each dedicated to the production and development of products for a particular product category. Within each division, development teams are assigned to a particular project. These teams are generally led by a producer or associate producer and include game designers, software programmers, artists, product managers and sound technicians. The Company believes that this divisional approach promotes the creative and entrepreneurial environment necessary to develop innovative and successful titles. In addition, the Company believes that breaking down the development function into divisions enables it to improve its software design capabilities, to better manage its internal and external development processes and to create and enhance its software development tools and techniques, thereby enabling the Company to obtain greater efficiency and improved predictability in the software development process.

  Shiny. In 1995, in order to supplement its development capabilities and to obtain innovative software development talent, particularly in the development of software for video game consoles, the Company acquired a 91% interest in Shiny. Prior to the acquisition, David Perry, Shiny's President and founder, produced a number of highly successful interactive entertainment software titles, including CoolSpot, Aladdin, Earthworm Jim and Earthworm Jim II. Shiny recently completed MDK and currently has three original titles under development including Wild 9 and Messiah, which will be distributed worldwide by the Company under the Shiny label. Shiny's development group presently consists of approximately 25 people.

  International Development. The Company is building international development resources through Interplay Europe, whose software producers manage the efforts of local third party developers in European countries. Historically, the Company's international product development efforts have consisted primarily of the localization of existing Company products. The Company currently has several original products, including Earthworm Jim 3D and Crime Killer, under development through Interplay Europe. Interplay Europe's development group presently consists of approximately 20 people.

 EXTERNAL PRODUCT DEVELOPMENT

  In order to expand its product offerings to include hit titles created by third party developers, and to leverage its sales and distribution capabilities, the Company enters into publishing arrangements with third party developers, including foreign developers and publishers who wish to utilize the Company's sales and distribution network in North America. In the eight months ended December 31, 1997, and the former fiscal years ended April 30, 1997 and 1996, approximately 50%, 33% and 67%, respectively, of new products released by the Company which the Company believes are or will become franchise titles were developed by third party developers. In the three months ended March 31, 1998, six of the Company's seven new products released were developed by third party developers. The Company expects that the proportion of its new products which are developed externally may vary significantly from period to period as different products are released. The Company's focus in obtaining publishing products is to select titles that combine advanced technologies with creative game design. The publishing agreements usually provide the Company with the exclusive right to distribute a product on a worldwide basis (however, in certain instances the agreement provides for a specified territory). The Company typically funds external development through the payment of advances upon the completion of milestones, which advances are credited against royalties based on sales of the products. Further, the Company's publishing arrangements typically provide the Company with ownership of the trademarks relating to the product as well as exclusive rights to sequels to the product. The Company manages the production of external development projects by appointing a producer from one of its internal product development divisions to oversee the product's development and work with the third party developer to design, develop and test the game.

The Company believes this strategy of cultivating relationships with talented third party developers, such as the developers of Descent and TombRaider, provides an excellent source of quality products, and a number of the Company's commercially successful products have been developed under this strategy. However, the Company's reliance on third party software developers for the development of a significant number of its interactive software entertainment products involves a number of risks. See "Risk Factors-- Dependence on Third Party Software Developers."

SALES AND DISTRIBUTION

  The Company's sales and distribution efforts are designed to broaden product distribution and to increase the penetration of the Company's products in domestic and international markets. The Company supplements its direct distribution efforts in North America with third party distributors and affiliate label relationships. Over the past several years, the Company has increased its sales and distribution efforts in international markets through the formation of Interplay Europe and through licensing and third party distribution strategies elsewhere. The Company also distributes its software products through Interplay OEM in bundling transactions with hardware and peripheral companies and through on-line services.

  North America. In North America, the Company sells its products primarily to mass merchants, warehouse club stores, large computer and software specialty retail chains and through catalogs. A majority of the Company's North American retail sales are to direct accounts, and a lesser percentage are to third party distributors. The Company's principal direct retail accounts include CompUSA, Best Buy, Electronics Boutique, Toys "R" Us, Wal-Mart and Kmart. The Company's principal distributors in North America include GT Interactive, Ingram Micro, Beam Scope and Merisel. The Company also distributes product catalogs and related promotional material to end-users who can order products by direct mail, by using a toll-free number, or by accessing the Company's web site. See "Risk Factors--Dependence on Distribution Channels; Risk of Customer Business Failures; Product Returns."

  The Company sells to retailers and distributors through its North American sales organization. The Company's North American sales force is largely responsible for generating retail demand for the Company's products by presenting new products to the Company's retail customers in advance of the products' scheduled release dates, by providing technical advice with respect to the Company's products and by working closely with retailers and distributors to sell the Company's products. The Company typically ships its products within a short period of time after acceptance of purchase orders from distributors and other customers. Accordingly, the Company typically does not have a material backlog of unfilled orders, and net sales in any quarter are substantially dependent on orders booked in that quarter. Any significant weakening in customer demand would therefore have a material adverse impact on the Company's operating results and on the Company's ability to maintain profitability. See "Risk Factors--Fluctuations in Operating Results; Uncertainty of Future Results; Seasonality."

  The Company seeks to extend the life cycle and financial return of many of its products by marketing those products differently along the product's sales life. Although the product life cycle for each title varies based on a number of factors, including the quality of the title, the number and quality of competing titles, and in certain instances seasonality, the Company typically considers a title as "back catalog" six months after its initial release. The Company utilizes marketing programs appropriate for the particular title, which generally include progressive price reductions over time to increase the product's longevity in the retail channel as the Company shifts its advertising support to newer releases. The Company introduced its Signature Series product line in 1996 to market its older titles in the under $15.00 price category.

  The Company has acquired the right to distribute certain products on an affiliate label basis whereby it distributes products that are produced and published by a third party and are marketed under the third party's name with the package bearing a notation that the product is being distributed by the Company. The Company's focus in obtaining affiliate label products is to select titles that complement the Company's product families. Products that are distributed through the Company's affiliate label program are generally purchased directly from the third party and sold based on a distribution mark-up. These products generally have a lower gross margin than internally and externally developed products.

  The Company provides terms of sale comparable to competitors in its industry. In addition, the Company provides technical support in North America for its products through its customer support department and a 90-day limited warranty to end-users that its products will be free from manufacturing defects. While to date the Company has not experienced any material warranty claims, there can be no assurance that the Company will not experience material warranty claims in the future. See "Risk Factors--Dependence on Distribution Channels; Risk of Customer Business Failures; Product Returns."

  International. The Company, through Interplay Europe, employs approximately 15 persons dedicated to sales to the European market. Interplay Europe maintains relationships with distributors and retailers throughout the continent. For example, Interplay Europe has entered into an agreement with Infogrames U.K. and Virgin Interactive Entertainment Limited to pool resources in order to distribute PC and video game console software to independent software retailers in the United Kingdom, and has entered into distribution agreements with Acclaim Entertainment pursuant to which Acclaim Entertainment distributes certain of the Company's titles in selected European countries. Net revenues from such distribution agreements with Acclaim Entertainment represented 6.5%, 7.4%, 14.9% and 7.0% of the Company's net revenues in the three months ended March 31, 1998, the eight months ended December 31, 1997 and the Company's former fiscal years ended April 30, 1997 and 1996, respectively. In addition, Interplay Europe manages sales and distribution efforts in Central and Eastern Europe, the Near East, the Middle East, and Africa. The Company seeks to localize its products for the various international markets and intends to release localized versions of many of its products simultaneously with the commercial release of these titles in North America.

  The Company has built a distribution capability in certain of the developed markets in Asia and the Americas utilizing third party distribution arrangements for specified products and platforms. In 1995 the Company established operations in Japan in order to expand its Japanese sales. In July 1997, the Company initiated a licensing strategy in Japan and terminated its operations there. For example, the Company recently licensed a number of its titles to Sony Computer Entertainment to publish in Japan on the PlayStation. The Company has recently entered into an agreement with Electronic Arts Pty. Ltd. pursuant to which Electronic Arts has the exclusive right to market and distribute the Company's PC products in Australia and New Zealand, and an agreement with Roadshow Entertainment Pty. Ltd., pursuant to which Roadshow Entertainment Pty. Ltd. has the exclusive right to market and distribute the Company's video game console products in those countries.

  OEM. Interplay OEM employs approximately 20 people focused on the distribution of interactive entertainment software in bundling transactions to hardware and peripheral companies. Under these arrangements, one or more software titles, which are typically limited feature versions of the retail version of a game, are bundled with hardware or peripheral devices and are sold by the OEM so that the purchaser of the hardware device obtains the software on a discounted basis as part of the hardware purchase. In addition, Interplay OEM has established a development capability in order to create modified versions of titles which support its customers' technologies. Although it is customary for OEM customers to pay the Company a lower per unit price on sales through OEM bundling arrangements, such arrangements typically involve a high unit volume commitment to the Company. OEM net revenues generally are incremental net revenues and do not have significant additional product development or sales and marketing costs, and accordingly have a more significant impact on the Company's operating results. There can be no assurance, however, that OEM sales will continue to generate consistent profits for the Company, and a decrease in OEM sales or margins could have a material adverse effect on the Company's business, operating results and financial condition. In addition to distributing the Company's titles, Interplay OEM serves as the exclusive OEM distributor for a number of interactive entertainment software publishers, including LucasArts Entertainment Company, Microprose (Spectrum Holobyte) and Sales Curve Interactive Ltd. Interplay OEM's hardware customers include many of the industry's largest computer and peripheral manufacturers including IBM, Hewlett-Packard, Compaq, Apple Computer, NEC, Diamond Multimedia, Packard Bell, Creative Labs and Rockwell. The Company currently devotes seven employees to modifying existing Company products into suitable OEM products.

  On-Line Services. The Company has entered into an agreement with Games On-Line, Inc., doing business as Engage Games Online ("Engage"), an Internet/on-line games and entertainment company, pursuant to which

Engage modifies the Company's games to enable them to be offered as multi-player games on on-line services, such as America Online, and through a number of Internet access providers. Engage performs certain services which include modifying the Company's games, managing the on-line game site and chat areas and organizing activities and tournaments to promote the games. The agreement obligates Engage to pay the Company royalty fees based upon the revenue generated by the Company's games through subscriber fees, player use fees, advertising revenue, bounty fees and transaction fees. See "Certain Transactions--Engage Transactions."

  The Company's North American and international distribution channels are characterized by continuous change, including consolidation, financial difficulties of certain distributors and retailers, and the emergence of new distributors and new retailers such as warehouse chains, mass merchants and computer superstores. The Company is exposed to the risk of product returns and markdown allowances with respect to its distributors and retailers. The Company allows distributors and retailers to return defective, shelf-worn and damaged products in accordance with negotiated terms. The Company considers return requests on a case-by-case basis, taking into consideration factors such as the products involved, the customer's historical sales volume and the customer's credit status. The Company also offers a 90-day limited warranty to its end users that its products will be free from manufacturing defects. In addition, the Company provides markdown allowances, which consist of credits given to customers to lower the sales price of certain products in an effort to increase sales to its customers to help manage its customers' inventory levels in the distribution channel. Although the Company maintains a reserve for returns and markdown allowances, and although the Company manages its returns and markdown allowances through its authorization procedure, the Company could be forced to accept substantial product returns and provide markdown allowances to maintain its relationships with retailers and its access to distribution channels. The Company's reserve for returns and doubtful accounts was $14.5 million, $14.9 million and $9.1 million for the eight months ended December 31, 1997 and the Company's former fiscal years ended April 30, 1997 and 1996, respectively. Product returns and markdown allowances that exceed the Company's reserves could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Dependence on Distribution Channels; Risk of Customer Business Failures; Product Returns."

MARKETING

  The Company's marketing department is organized into five product groups, mirroring the Company's five product development groups, to promote a focused marketing strategy and brand image for each product group. In addition, the marketing department has three functional groups (public relations, creative services and direct sales) that support the five product groups.

  The Company's marketing department develops and implements marketing programs and campaigns for each of the Company's titles and product groups. The Company's marketing activities in preparation for a product launch include print advertising, game reviews in consumer and trade publications, retail in-store promotions, attendance at trade shows and public relations. The Company sends direct and electronic mail promotional materials to its large database of gamers. The Company has also selectively used radio advertisements in connection with the introduction of certain of its products. The Company budgets a portion of each product's sales for cooperative advertising and market development funds with retailers. Every title and brand is launched with a multi-tiered marketing campaign that is developed on an individual basis to promote product awareness and customer pre-orders. The Company anticipates that over time, as the market for its products matures and competition becomes more intense, it will become necessary to devote more resources to marketing its products and the marketing costs for its products will increase accordingly.

  The Company uses on-line marketing primarily through the maintenance of several web sites. These sites provide news and information of interest to its customers through free demonstration versions, contests, games, tournaments and promotions. Also, to generate interest in new product introductions, the Company provides free demonstration versions of upcoming titles both through magazine cover mounts and through game samples that consumers can download from the Company's web site.

COMPETITION

  The interactive entertainment software industry is intensely competitive and is characterized by the frequent introduction of new hardware systems and software products. The Company's competitors vary in size from small companies to very large corporations with significantly greater financial, marketing and product development resources than those of the Company. Due to these greater resources, certain of the Company's competitors are able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors of desirable motion picture, television, sports and character properties and pay more to third party software developers than the Company. The Company believes that the principal competitive factors in the interactive entertainment software industry include product features, brand name recognition, access to distribution channels, quality, ease of use, price, marketing support and quality of customer service.

  The Company competes primarily with other publishers of PC and video game console interactive entertainment software. Significant competitors include Electronic Arts, GT Interactive Software Corp., Cendant Corporation, Activision, Inc., Microsoft Corporation, LucasArts Entertainment Company, Midway Games Inc., Acclaim Entertainment Inc., Microprose (Spectrum Holobyte), Virgin Interactive Entertainment, Inc. and Hasbro Inc. In addition, integrated video game console hardware/software companies such as Sony Computer Entertainment, Nintendo and Sega compete directly with the Company in the development of software titles for their respective platforms. Large diversified entertainment companies, such as The Walt Disney Company, many of which own substantial libraries of available content and have substantially greater financial resources than the Company, may decide to compete directly with the Company or to enter into exclusive relationships with competitors of the Company. The Company also believes that the overall growth in the use of the Internet and on-line services by consumers may pose a competitive threat if customers and potential customers spend less of their available home PC time using interactive entertainment software and more on the Internet and on-line services.

  Retailers of the Company's products typically have a limited amount of shelf space and promotional resources, and there is intense competition among consumer software producers, and in particular interactive entertainment software products, for high quality retail shelf space and promotional support from retailers. To the extent that the number of consumer software products and computer platforms increases, competition for shelf space may intensify and may require the Company to increase its marketing expenditures. Due to increased competition for limited shelf space, retailers and distributors are in an increasingly better position to negotiate favorable terms of sale, including price discounts, price protection, marketing and display fees and product return policies. The Company's products constitute a relatively small percentage of any retailer's sales volume, and there can be no assurance that retailers will continue to purchase the Company's products or to provide the Company's products with adequate levels of shelf space and promotional support, and a prolonged failure in this regard may have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Industry Competition; Competition for Shelf Space."

MANUFACTURING

  The Company's PC-based products consist primarily of CD-ROMs, user manuals and packaging. Substantially all of the Company's CD-ROM duplication is performed by unaffiliated third parties. Printing of the user manual and packaging, manufacturing of related materials and assembly of completed packages are performed to the Company's specifications by unaffiliated third parties. To date, the Company has not experienced any material difficulties or delays in the manufacture and assembly of its CD-ROM-based products, and has not experienced significant returns due to manufacturing defects.

  Sony Computer Entertainment and Nintendo manufacture the Company's products that are compatible with their respective video game consoles, as well as the manuals and packaging for such products, and ship finished products to the Company for distribution. PlayStation products consist of CD-ROMs and are typically delivered by Sony Computer Entertainment within a relatively short lead time. Manufacturers of Nintendo and other video game cartridges typically deliver software to the Company within 45 to 60 days after receipt of a purchase order. If the Company experiences unanticipated delays in the delivery of manufactured software products, its net sales and operating results could be materially adversely affected. Furthermore, the long manufacturing cycle associated with video game cartridges requires that the Company forecast retailer and consumer demands for its manufactured titles further in advance of shipment than for PC-based products or PlayStation CD-ROMs. See "Risk Factors--Dependence on Licenses from and Manufacturing by Hardware Companies."

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

  The Company holds copyrights on its products, product literature and advertising and other materials, and holds trademark rights in the Company's name, the Interplay logo, its "By Gamers. For Gamers.(TM)" slogan and certain of its product names and publishing labels. The Company does not currently hold any patents. The Company has licensed certain products to third parties for distribution in particular geographic markets or for particular platforms, and receives royalties on such licenses. The Company also outsources some of its product development to third party developers, contractually retaining all intellectual property rights related to such projects. The Company also licenses certain products developed by third parties and pays royalties on such products. See "--Product Development."

  The Company regards its software as proprietary and relies primarily on a combination of copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect its proprietary rights. The Company owns or licenses various copyrights and trademarks. While the Company provides "shrinkwrap" license agreements or limitations on use with its software, the enforceability of such agreements or limitations is uncertain. The Company is aware that unauthorized copying occurs within the computer software industry, and if a significantly greater amount of unauthorized copying of the Company's interactive entertainment software products were to occur, the Company's operating results could be materially adversely affected. While the Company does not copy protect its products, it does not provide source code to third parties, unless they have signed nondisclosure agreements with respect thereto.

  The Company relies on existing copyright laws to prevent unauthorized distribution of its software. Existing copyright laws afford only limited protection. Policing unauthorized use of the Company's products is difficult, and software piracy can be expected to be a persistent problem, especially in certain international markets. Further, the laws of certain countries in which the Company's products are or may be distributed either do not protect the Company's products and intellectual property rights to the same extent as the laws of the U.S. or are weakly enforced. Legal protection of the Company's rights may be ineffective in such countries, and as the Company leverages its software products using emerging technologies, such as the Internet and on-line services, the ability of the Company to protect its intellectual property rights, and to avoid infringing the intellectual property rights of others, becomes more difficult. In addition, the intellectual property laws are less clear with respect to such emerging technologies. There can be no assurance that existing intellectual property laws will provide adequate protection to the Company's products in connection with such emerging technologies.

  As the number of software products in the interactive entertainment software industry increases and the features and content of these products further overlap, interactive entertainment software developers may increasingly become subject to infringement claims. Although the Company makes reasonable efforts to ensure that its products do not violate the intellectual property rights of others, there can be no assurance that claims of infringement will not be made. Any such claims, with or without merit, can be time consuming and expensive to defend. From time to time, the Company has received communication from third parties asserting that features or content of certain of its products may infringe upon the intellectual property rights of such parties. There can be no assurance that existing or future infringement claims against the Company will not result in costly litigation or require the Company to license the intellectual property rights of third parties, either of which could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Protection of Proprietary Rights."

EMPLOYEES

  As of March 31, 1998, the Company had 501 full time employees, including 296 in product development, 120 in sales and marketing and 85 in finance, general and administrative. This includes 33 full time employees of

Shiny, 20 full time employees of Interplay OEM and 47 full time employees of Interplay Europe. The Company also retains independent contractors to provide certain services, primarily in connection with its product development activities. The Company and its full time employees are not subject to any collective bargaining agreements and the Company believes that its relations with its employees are good.

  From time to time the Company has retained actors and/or "voice over" talent to perform in certain of the Company's products, and the Company expects to continue this practice in the future. These performers are typically members of the Screen Actors Guild ("SAG") or other performers' guilds, which guilds have established collective bargaining agreements governing their members' participation in interactive media projects. The Company or an affiliated entity may be required to become subject to the jurisdiction of SAG's collective bargaining agreement, or some other applicable performers guild, with respect to the Company's development projects in the future in order to engage the services of performers in the development of the Company's products.

FACILITIES

  The Company's headquarters are located in Irvine, California, where the Company leases approximately 101,325 square feet of office space. This lease expires in June 2006 and provides the Company with one five year option to extend the term of the lease and expansion rights, on an "as available basis," to approximately double the size of the office space. Interplay Europe leases approximately 10,000 square feet of space in Buckinghamshire, England. This lease expires, at Interplay Europe's option, either in November 2000 or in November 2005. Shiny leases approximately 4,100 square feet of space in Laguna Beach, California, which lease expires in October 1998 and which provides Shiny with an option to extend the term for an additional five years. The Company believes that its facilities are adequate for its current needs and that suitable additional or substitute space will be available in the future to accommodate expansion of the Company's operations.

LEGAL PROCEEDINGS

  From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of the date of this Prospectus, the Company is not a party to any legal proceedings, the final outcome of which, in management's opinion, individually or in aggregate, would have a material adverse effect on the Company's business, operating results or financial condition.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN SIGNIFICANT EMPLOYEES

  The following table sets forth certain information regarding the Company's directors and executive officers and certain significant employees, and their ages as of March 31, 1998:

   NAME                     AGE POSITION WITH THE COMPANY
   ----                     --- -------------------------
   Brian Fargo.............  35 Chairman of the Board of Directors and Chief Executive Officer
   Christopher J. Kilpa-
    trick..................  41 President and Director
   Richard S.F. Lehrberg...  50 Executive Vice President and Director
   James C. Wilson.........  48 Chief Financial Officer
   Steven "Chuck" Camps....  38 Chief Operating Officer and Assistant Secretary
   Phillip G. Adam.........  44 Vice President of Business Development
   Kim Motika..............  37 Vice President of Sales
   Patricia J. Wright......  37 Vice President of Development
   Keven F. Baxter.........  38 Vice President of Corporate Affairs and General Counsel
   Peter A. Bilotta........  43 President of Interplay Productions Limited
   Jill S. Goldworn........  34 President of Interplay OEM, Inc.
   David Perry.............  30 President of Shiny Entertainment, Inc.
   David R. Dukes(1)(2)....  53 Director
   Charles S. Paul(2)......  48 Director
   Mark Pinkerton(1).......  37 Director
   Paul A. Rioux(1)(2).....  52 Director

--------
(1) Member of the Audit Committee of the Board of Directors.
(2) Member of the Compensation Committee of the Board of Directors.

  Brian Fargo, Chairman of the Company's Board of Directors, founded the Company in 1983 and has served as the Company's chief executive officer since that time. Prior to June 1995, Mr. Fargo also served as the Company's President. Mr. Fargo also currently serves as a member of the Board of Directors of the Interactive Digital Software Association.

  Christopher J. Kilpatrick has served as President of the Company since June 1995, and served as Vice President and General Counsel of the Company from May 1994 to May 1995. From June 1990 to May 1994 Mr. Kilpatrick was a shareholder and member of Stradling Yocca Carlson & Rauth, counsel to the Company, and was a shareholder of such firm until September 1997. Mr. Kilpatrick currently serves as a director of several privately-held companies, including Masimo Corporation, a manufacturer of medical devices.

  Richard S.F. Lehrberg joined the Company as Vice President in November 1991 and has served as Executive Vice President of the Company since October 1994. Mr. Lehrberg served as a director of the Company since April 1989. Prior to joining the Company, from December 1988 to November 1991, Mr. Lehrberg served as President of Lehrberg Associates, an international licensing company. From August 1982 to November 1988, Mr. Lehrberg was employed by Activision, Inc., an interactive entertainment software publisher, in various positions, including Vice President and General Manager of the Entertainment Division.

  James C. Wilson joined the Company in August 1997 and has served as Chief Financial Officer of the Company since October 1997. Prior to joining the Company, from January 1996 to August 1997, Mr. Wilson served as Chief Financial Officer, Treasurer and Vice President of Administration of Cloud 9 Interactive Inc., a publisher and developer of educational and entertainment multi-media products. Between October 1993 and December 1995, Mr. Wilson served as Vice President--Finance and Chief Financial Officer of Applause Enterprises Inc., a worldwide distributor of gifts and toys. Between February 1992 and October 1993, Mr. Wilson served as a Finance Executive for Sega of America, a video game system manufacturer.

  Steven "Chuck" Camps joined the Company in February 1993 and has served as Chief Operating Officer of the Company since June 1995 and as Assistant Secretary since October 1994. Mr. Camps served as Chief Financial Officer of the Company from February 1993 through October 1997. Mr. Camps served as a consultant to the Company from October 1992 to February 1993. Prior to consulting for the Company, Mr. Camps served as Chief Financial Officer of Pratt Industries (USA), Inc., a manufacturing and finance company. Prior to July 1987, Mr. Camps served as a Manager at Arthur Andersen & Co., a worldwide accounting firm.

  Phillip G. Adam joined the Company as Vice President of Sales and Marketing in December 1990 and has served as Vice President of Business Development of the Company since October 1994. Prior to joining the Company, from January 1984 to December 1990, Mr. Adam served as President of Spectrum Holobyte, an interactive entertainment software publisher, where he was a co-founder. From May 1990 to May 1996, Mr. Adam served as the Chairman or a member of the Board of Directors of the Software Publishers Association and, during part of such period, as President of the Software Publishers Association. From March 1997 to March 1998 Mr. Adam served as the Chairman of the Public Policy Committee of the Interactive Digital Software Association.

  Kim Motika joined the Company as National Sales Manager in November 1991, and was promoted to Vice President of Sales of the Company in October 1994. Prior to joining the Company, from May 1989 to October 1991, Ms. Motika served as a Sales Manager for Ashton-Tate, a software publisher, and served as Western Regional Vice President of Ingram Micro, a worldwide distributor of information technology products, from 1983 to 1988.

  Patricia J. Wright joined the Company as Vice President of Marketing of the Company in October 1995 and has served as Vice President of Development since June 1997. Prior to joining the Company, from April 1993 to October 1995, Ms. Wright served as Vice President of Marketing for Activision, Inc. and as Director of Marketing for the Barbie Products division of Mattel, Inc., a toy manufacturer, from January 1990 to April 1993.

  Keven F. Baxter joined the Company as Corporate Counsel in June 1995, was promoted to General Counsel in June 1996 and has served as Vice President of Corporate Affairs of the Company since October 1997. Prior to joining the Company, from 1988 to 1994, Mr. Baxter practiced corporate law in the Business and Technology Group of the law firm Brobeck, Phleger & Harrison.

  Peter A. Bilotta has served as President of Interplay Europe since August 1994. Prior to joining the Company, from January 1992 to July 1994, Mr. Bilotta served as Managing Director--Distributed Territories of Acclaim Entertainment Ltd., an entertainment software publisher. Mr. Bilotta also served as Managing Director and Chief Executive Officer of Arena Entertainment Inc., an interactive entertainment software publisher, from March 1991 to December 1991. Mr. Bilotta serves as a director of Interactive Media, Ltd., a privately-held interactive entertainment software developer, and Bizarre Love Triangle, a privately-held interactive entertainment software distributor.

  Jill S. Goldworn has served as President of Interplay OEM, Inc., the Company's OEM subsidiary, since December 1996. Prior to that, Ms. Goldworn served as Vice President, OEM and Merchandising of the Company since June 1995. Prior to that, Ms. Goldworn served as Director of the OEM division of the Company from September 1992 to June 1995. Prior to joining the Company, from November 1991 to August 1992, Ms. Goldworn served as Director of Contract Sales of PC Globe, Inc., a publisher of desktop geography software.

  David Perry has served as President of Shiny Entertainment, Inc. since October 1993. Mr. Perry founded Shiny, developer of Earthworm Jim, in October 1993. Prior to founding Shiny, from January 1991 to September 1993, Mr. Perry served as a consulting engineer for Virgin Interactive Entertainment Inc., an interactive entertainment software publisher.

  David R. Dukes was elected to serve as a director of the Company in March 1998. From September 1989 until his retirement in May 1998, Mr. Dukes was employed by Ingram Micro in various executive capacities, including Acting President of Ingram Micro Asia-Pacific from May 1997 to May 1998, Chief Executive Officer of Ingram Alliance from January 1994 to May 1998, President of Ingram Micro from September 1989 to December 1991 and Chief Operating Officer of Ingram Micro from September 1989 to December 1993.
Mr. Dukes currently serves as Vice Chairman of the Board of Directors of Ingram Micro.

  Charles S. Paul has served as a director of the Company since October 1994. Mr. Paul served as a member of the Compensation Committee from October 1994 to December 1995. Since March 1995, Mr. Paul has been employed by Sega GameWorks, a location-based entertainment company, and has served as the Chairman and Chief Executive Officer of Sega GameWorks L.L.C., a location-based entertainment software company, since March 1996. Mr. Paul previously served as Executive Vice President of Universal from December 1986 to March 1995.
Mr. Paul is a director of National Golf Properties, Inc. and Entertainment Properties Trust, both real estate investment trusts.

  Mark Pinkerton has served as a director of the Company since March 1998. Mr. Pinkerton has served as a Senior Manager of Corporate Development and Strategic Planning for Universal since July 1996. From February 1995 to June 1996, Mr. Pinkerton was an independent consultant. Mr. Pinkerton was a Vice President in the Mergers and Acquisitions Department of the Investment Banking Division of Lehman Brothers Inc., an investment banking and stock brokerage firm, from August 1991 to January 1995.

  Paul A. Rioux has served as a director of the Company since July 1996. Mr. Rioux has served as President of Universal Studios New Media, Inc., a subsidiary of Universal, since April 1996. Previously, from November 1989 to April 1996, Mr. Rioux served as Executive Vice President of Sega of America.

  All members of the Board of Directors hold office until the next annual meeting of stockholders or until their successors are elected and qualified. The Bylaws do not permit removal of directors except for cause, unless approved by a two-thirds vote of the Company's stockholders. Officers serve at the discretion of the Board of Directors. Messrs. Pinkerton and Rioux were appointed as directors by Universal pursuant to its rights under the Shareholders' Agreement. See "Certain Transactions--Transactions With Fargo and Universal."

BOARD COMMITTEES

  The Company has two standing committees of the Board of Directors: an Audit Committee and a Compensation Committee. The Audit Committee reviews the functions of the Company's management and independent auditors pertaining to the Company's financial statements and performs such other related duties and functions as are deemed appropriate by the Audit Committee and the Board of Directors. The Compensation Committee determines officer and director compensation and administers the Company's benefit plans.

DIRECTOR COMPENSATION

  The Company's directors currently do not receive cash or equity compensation for attendance at Board of Directors or committee meetings. However, in the future, non-employee directors may receive compensation for attendance and may be reimbursed for certain expenses in connection with attendance at board and committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.

  The Compensation Committee currently consists of Messrs. Dukes, Paul and Rioux. No member of the Compensation Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers and directors of another entity. During 1997, decisions regarding executive compensation were made by the Compensation Committee of the Board of Directors, which then consisted of Messrs. Fargo, Kilpatrick and Rioux. Messrs. Fargo and Kilpatrick are directors, officers and employees of the Company. Mr. Rioux is an officer of Universal Studios New Media, Inc., a subsidiary of Universal, which has entered into various transactions with the Company. See "Certain Transactions--Transactions with Fargo and Universal."

EXECUTIVE COMPENSATION

  The following table sets forth certain information concerning compensation earned during the twelve months ended December 31, 1997 by the Company's Chief Executive Officer, each of the two other most highly compensated executive officers of the Company whose total salary and bonus during such year exceeded $100,000 (collectively, the "Named Executive Officers") and a selected executive officer.

                          SUMMARY COMPENSATION TABLE

                                                                 LONG-TERM
                                     ANNUAL COMPENSATION    COMPENSATION AWARDS
                                   ----------------------- ---------------------
                                                                SECURITIES
NAME AND PRINCIPAL POSITION         SALARY  BONUS OTHER(1) UNDERLYING OPTIONS(#)
---------------------------        -------- ----- -------- ---------------------
Brian Fargo....................... $237,500 $ --   $  --             --
 Chief Executive Officer
Christopher J. Kilpatrick.........  200,000   --    4,750         20,000
 President
Richard S.F. Lehrberg.............  200,000   --    4,792            --
 Executive Vice President
James C. Wilson...................   (2)     (2)    (2)           50,000
 Chief Financial Officer

--------
(1) Consists of matching payments made under the Company's 401(k) plan. See "Employee Benefit Plans--401(k) Plan."
(2) Mr. Wilson joined the Company in August 1997 at an annual base salary of $135,000. Although not a Named Executive Officer for the year ended December 31, 1997, the Company anticipates that he will so qualify in future years.

OPTION MATTERS

  Option Grants. The following table sets forth certain information concerning stock options granted to the Named Executive Officers and a selected executive officer during the twelve months ended December 31, 1997.

       STOCK OPTION GRANTS DURING TWELVE MONTHS ENDED DECEMBER 31, 1997

                                                                          POTENTIAL REALIZABLE
                                                                            VALUE AT ASSUMED
                                                                             ANNUAL RATES OF
                         NUMBER OF  PERCENT OF TOTAL                           STOCK PRICE
                         SECURITIES     OPTIONS                             APPRECIATION FOR
                         UNDERLYING    GRANTED TO    EXERCISE              OPTION TERM ($)(4)
                          OPTIONS     EMPLOYEES IN     PRICE   EXPIRATION ---------------------
NAME                     GRANTED(1)   FISCAL YEAR    ($/SH)(2)  DATE(3)       5%        10%
----                     ---------- ---------------- --------- ---------- ---------- ----------
Christopher J.
 Kilpatrick(5)..........   20,000          5.7%        $8.00    07/17/07    $100,623   $254,999
James C. Wilson.........   50,000         14.5          8.00    07/17/07     251,558    637,497

--------
(1) Represents options granted pursuant to the Company's 1997 Plan. All such options were granted at an exercise price equal to the fair market value of the Common Stock on the date of grant. All such options vest at the rate of 20% per year.
(2) Subsequent to December 31, 1997, the Compensation Committee repriced all options granted at an exercise price of greater than $8.00 which were held by current employees of the Company or its wholly owned subsidiaries, including the options listed above, to an exercise price of $8.00.
(3) Options granted to such individuals pursuant to the 1997 Plan expire 10 years from the date of grant.

(4) Represents amounts that may be realized upon exercise of the options immediately prior to expiration of their terms assuming appreciation of 5% and 10% over the option term. The 5% and 10% numbers are calculated based on rules required by the Securities and Exchange Commission (the " Commission") and do not reflect the Company's estimate of future stock price growth. The actual value realized may be greater or less than the potential realizable value set forth.
(5) Pursuant to the terms of his employment contract, Mr. Kilpatrick's options granted prior to December 31, 1997 will be fully vested as of the closing of the Offering. See "Management--Employment Agreements."

  Recent Option Grants. In February 1998, the Company granted options to purchase an aggregate of 240,100 shares of Common Stock to certain officers and other employees of the Company, including Brian Fargo (150,000 shares) and Christopher J. Kilpatrick (20,000 shares). The options granted to Messrs. Fargo and Kilpatrick have an exercise price of $8.00 per share and vest over a period of five years from the date of grant.

  Option Exercises and Year-End Option Values. Shown below is information relating to the exercise of stock options during the twelve months ended December 31, 1997 for each of the Named Executive Officers and a selected executive officer, and the year-end value of unexercised options.

          AGGREGATE OPTION EXERCISES AND 1997 YEAR-END OPTION VALUES

                                                        NUMBER OF SECURITIES      VALUE OF
                                                             UNDERLYING      UNEXERCISED IN-THE-
                                                        UNEXERCISED OPTIONS   MONEY OPTIONS AT
                                                            AT YEAR-END          YEAR-END(1)
                         SHARES ACQUIRED                   (EXERCISABLE/        (EXERCISABLE/
NAME                       ON EXERCISE   VALUE REALIZED    UNEXERCISABLE)      UNEXERCISABLE)
----                     --------------- -------------- -------------------- -------------------
Brian Fargo.............       --             --                0/      0                   --
Richard S.F. Lehrberg...       --             --          572,874/      0    $5,068,216/ $    0
Christopher J. Kilpa-
 trick..................       --             --          251,528/      0     1,076,647/      0
James C. Wilson.........       --             --                0/ 50,000            0/  50,000

--------
(1) Represents an amount equal to the difference between the assumed initial public offering price of $9.00 per share and the option exercise price, multiplied by the number of unexercised in-the-money options.

EMPLOYEE BENEFIT PLANS

  Stock Incentive Plans. The Company has granted options under three stock option plans. The Interplay Productions Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan--1991 (the "1991 Plan") was adopted by the Board of Directors and stockholders of the Company in March 1992, the Interplay Productions 1994 Incentive Stock Option and Nonqualified Stock Option Plan (the "1994 Plan") was adopted by the Board of Directors and stockholders of the Company in March 1994 and the Interplay Productions 1997 Stock Incentive Plan (the "1997 Plan" and, together with the 1991 Plan and the 1994 Plan, the "Plans") was adopted by the Board of Directors and stockholders of the Company in January 1997. The Plans have been amended from time to time. The 1991 Plan and the 1994 Plan were terminated by the Board of Directors for purposes of future grants in March 1998.

  The Company believes that its equity compensation program is an important element of the overall compensation package which it can offer to attract and retain employees and that it represents a competitive advantage over certain competitors. The Company anticipates that it will be necessary in the future to grant options to attract key personnel, to retain its existing employees and, where appropriate, as part of strategic acquisition opportunities. See "Risk Factors--Dilution."

  The Plans are administered by the Board of Directors, unless the Board of Directors delegates such authority to a committee composed of members of the Board of Directors (hereinafter referred to collectively as the "Board"). Subject to certain limitations set forth in the Plans, the Board has the authority (i) to select the persons to whom rights under the Plans (the "Awards") will be granted, (ii) to determine whether an Award will be an incentive stock option within the meaning of Section 422 of the Internal Revenue Code (an "ISO"), an option that does not qualify as an ISO (a "Nonqualified Stock Option," and together with ISOs, the "Options"), a right to purchase restricted stock (a "Right to Purchase") under either the 1991 Plan or the 1997 Plan, or a combination of the foregoing, and (iii) to specify the type of consideration to be paid to the Company upon the exercise of an Award. All employees, directors, consultants, advisors or other independent contractors of the Company or of any present or future parent or subsidiary corporation of the Company are eligible to participate in the Plans. Any eligible person may be granted a Nonqualified Stock Option or a Right to Purchase under either the 1991 Plan or the 1997 Plan, but only employees may be granted ISOs under the Plans.

  As of March 31, 1998, an aggregate of 898,425, 639,984 and 2,219,891 shares of the Company's Common Stock were authorized pursuant to the 1991 Plan, 1994 Plan and the 1997 Plan, respectively, of which, 302,198, 638,784, and 539,350 shares, respectively, were subject to currently outstanding Options. The 1991 Plan and 1994 Plan were terminated for purposes of future grants in March 1998. As of March 31, 1998, an aggregate of 1,680,541 shares of Common Stock were available for grant under the 1997 Plan. No shares of the Company's Common Stock have been issued pursuant to Rights to Purchase under any of the Plans. In addition, 572,874 shares are subject to non-statutory options granted outside the Company's stock option plans. To the extent any outstanding Award expires or terminates prior to exercise in full or if shares issued upon exercise of an Award are repurchased by the Company, the unexercised portion of such Award or the repurchased shares are returned to the pool of shares reserved under the 1997 Plan and will thereafter be available for grant or offer under the 1997 Plan.

  The exercise price per share of an ISO under the 1997 Plan must equal at least the fair market value of a share of the Company's Common Stock on the date of grant. However, the exercise price per share of any ISO granted to a person who at the time of grant owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation of the Company must be at least 110% of the fair market value of a share of the Company's Common Stock on the date of grant. The exercise price per share of Nonqualified Stock Options granted under the 1997 Plan must be at least 85% of the fair market value of a share of the Company's Common Stock on the date of grant. In no event shall any person receive options or Rights to Purchase under the 1997 Plan in any one calendar year pursuant to which the aggregate number of shares of Common Stock that may be acquired thereunder exceeds 500,000 shares.

  Employee Stock Purchase Plan. The Company's Employee Stock Purchase Plan (the "Purchase Plan"), covering an aggregate of 200,000 shares of Common Stock, was adopted by the Board of Directors and approved by the Company's stockholders in March 1998. The Purchase Plan, which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), will be implemented by twelve-month offerings with purchases occurring at six-month intervals commencing on the date of this Prospectus. The Purchase Plan will be administered by the Board of Directors. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation. The price of stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the Common Stock at the beginning of the offering period or on the applicable purchase date.

  401(k) Plan. The Company maintains a defined contribution retirement plan with a cash or deferred arrangement as described in Section 401(k) of the Code (the "401(k) Plan"). The 401(k) Plan is intended to be qualified under Section 401(a) of the Code. All employees of the Company are eligible to participate in the 401(k) Plan on the first day of the plan year or the first day of the seventh month of the plan year, whichever first occurs, following completion of one year of service with the Company. The 401(k) Plan provides that each participant may make elective contributions up to 15% of his or her compensation, subject to statutory limits. The Company also provides a 50% matching contribution, up to six percent of an employee's compensation, subject to statutory limits. Under the terms of the 401(k) Plan, allocation of the matching contribution is integrated with Social Security, in accordance with applicable non-discrimination rules under the Code.

EMPLOYMENT AGREEMENTS

  The Company has entered into an employment agreement with Brian Fargo for a term of five years commencing March 1994, pursuant to which he currently serves as Chairman of the Board of Directors and Chief Executive Officer of the Company. The employment agreement provides for a base salary of $250,000 per year, with such annual raises as may be approved by the Board of Directors, plus annual bonuses at the discretion of the Board of Directors. In the event that Mr. Fargo is terminated without cause or resigns for good reason as set forth in the agreement, the Company is required to pay Mr. Fargo 150% of his base salary and 75% of his imputed annual bonuses for the remainder of the term of the agreement, which payments are contingent upon Mr. Fargo's non-competition with the Company, as defined in the agreement. Mr. Fargo is also entitled to participate in the incentive compensation and other employee benefit plans established by the Company from time to time.

  The Company has entered into an employment agreement with Christopher J. Kilpatrick for a term of five years commencing May 1994, pursuant to which he currently serves as President of the Company. The employment agreement provides for a base salary of $157,200 per year, with annual raises determined by the Board of Directors of not less than ten percent per year, plus annual bonuses at the discretion of the Board of Directors. In the event Mr. Kilpatrick is terminated by the Company at any time for any reason, or in the event Mr. Kilpatrick terminates his employment on or before November 14, 1998 for good reason as defined in the agreement, or after November 14, 1998 for any reason, the Company is required to pay Mr. Kilpatrick 150% of his base salary and 75% of his imputed annual bonuses for 12 months following such termination, which payments are contingent upon Mr. Kilpatrick's non-competition with the Company, as set forth in the agreement. In addition, in the event Mr. Kilpatrick is terminated without cause or resigns for good reason as defined in the agreement, all stock options held by Mr. Kilpatrick will vest to the extent they would have vested through the end of the term of the agreement. In June 1995, following a change in control of the Company as defined in the agreement, all of the stock options then held by Mr. Kilpatrick automatically vested. Upon the closing of the Offering, the options granted Mr. Kilpatrick in 1997 will automatically vest. Mr. Kilpatrick is also entitled to participate in the incentive compensation and other employee benefit plans established by the Company from time to time.

  The Company has entered into an employment agreement with Richard S.F. Lehrberg for a term of five years commencing March 1994, pursuant to which he currently serves as Executive Vice President of the Company. The employment agreement provides for a base salary of $200,000 per year, with annual raises as approved by the Board of Directors. Mr. Lehrberg is also entitled to an annual bonus based on the achievement of goals and objectives agreed upon by the Board of Directors and Mr. Lehrberg, up to a maximum of $134,000 per year. In 1994 and 1995, Mr. Lehrberg agreed to defer the receipt of bonuses in the amounts of $120,000 and $34,000, respectively, payable under the agreement, and such accrued bonuses will be paid following the closing of the Offering. In the event Mr. Lehrberg is terminated without cause or resigns for good reason as set forth in the agreement, the Company is required to pay Mr. Lehrberg 150% of his base salary and 75% of his imputed annual bonuses for the remainder of the term of the agreement, which payments are contingent upon Mr. Lehrberg's non-competition with the Company, as defined in the agreement. Mr. Lehrberg is also entitled to participate in the incentive compensation and other employee plans established by the Company from time to time.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Bylaws provide that the Company will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "DGCL"). The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence by indemnified parties, and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. Prior to the closing of the Offering, the Company expects to have in place liability insurance for its officers and directors.

  In addition, the Company's Certificate of Incorporation provides that, pursuant to the DGCL, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under the DGCL. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

  The Company has entered into separate indemnification agreements with its directors and officers. These agreements require the Company, among other things, to indemnify them against liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to the best interests of the Company), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The Company believes that its Certificate of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                            PRINCIPAL STOCKHOLDERS

  The following sets forth certain information concerning the beneficial ownership of the Company's outstanding Common Stock as of March 31, 1998 for
(i) each person (or group of affiliated persons) who is known by the Company to own beneficially five percent or more of the Company's Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers, and
(iv) all directors and executive officers of the Company as a group.

                                                   PERCENTAGE OF OUTSTANDING
                                                          SHARES OWNED
                                                   ------------------------------
                                         SHARES
                                      BENEFICIALLY   BEFORE            AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER  OWNED(1)(2)   OFFERING        OFFERING(3)
------------------------------------  ------------ ------------    --------------
Universal Studios, Inc.(4).......       5,408,216            49.4%            29.1%
Mark Pinkerton(5)
Paul A. Rioux(5)
 100 Universal City Plaza
 Universal City, CA 91608
Brian Fargo(6)...................       4,922,897            45.0             28.2
 16815 Von Karman Avenue
 Irvine, CA 92606
Christopher J. Kilpatrick(7).....         251,628             2.3              1.4
Richard S. F. Lehrberg(8)........         574,557             5.0              3.3
James C. Wilson..................             --              --               --
Charles S. Paul..................             --              --               --
David R. Dukes...................             --              --               --
All Directors and Executive Offi-
 cers as a Group
 (7 persons)(9)..................      11,157,298            94.7%            59.4%

--------
(1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options currently exercisable, or exercisable within 60 days of May 1, 1998, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.
(2) Excludes shares which will be issued to such persons upon the closing of the Offering pursuant to the conversion of Subordinated Secured Promissory Notes and Common Stock Warrants held by such persons at an exercise price of $6.30 per share (based on an assumed initial public offering price of $9.00 per share), as follows: Brian Fargo (317,460 shares), Christopher J. Kilpatrick (15,873 shares) and Richard S.F. Lehrberg (47,619 shares). See "Description of Capital Stock--Common Stock Warrants."
(3) The percentages indicated reflect the issuance of 1,388,700 shares upon the closing of the Offering pursuant to the exercise of Common Stock Warrants by the cancellation of Subordinated Secured Promissory Notes at an exercise price based on an assumed initial public offering price of $9.00 per share. See "Description of Capital Stock--Common Stock Warrants."
(4) Universal has granted the Underwriters' 30-day option to purchase up to 937,500 shares to cover over-allotments, if any. If such option is exercised in full, following the completion of the Offering Universal will beneficially own 4,470,716 shares, or 24.1%, of the Company's Common Stock.
(5) Messrs. Pinkerton and Rioux, who are employees of Universal or its subsidiaries and have been appointed as directors by Universal, disclaim beneficial ownership of the shares held by Universal.
(6) Does not include 5,408,216 shares held by Universal, as to which Mr. Fargo may be deemed to have beneficial ownership due to certain contractual rights held by Mr. Fargo, as such rights terminate upon the closing of the Offering. See "Certain Transactions--Transactions with Fargo and Universal."
(7) Includes 251,528 shares subject to options exercisable within 60 days of May 1, 1998.
(8) Includes 572,874 shares subject to options exercisable within 60 days of May 1, 1998.
(9) Includes 824,402 shares subject to options exercisable within 60 days of May 1, 1998.

                             CERTAIN TRANSACTIONS

TRANSACTIONS WITH FARGO

  In April 1991, Brian Fargo, the Chief Executive Officer and Chairman of the Board of Directors of the Company, loaned $536,375 to the Company, evidenced by a promissory note due April 30, 1996, which note was subsequently converted into a demand note. The note provides that interest accrues at a rate of nine percent per year with accrued interest paid on a semi-annual basis. As of December 31, 1997, the loan balance was $16,107.

  Prior to moving to its current business location in August 1996, the Company occupied premises owned by Mr. Fargo consisting of approximately 22,792 square feet located at 17922 Fitch Avenue, Irvine, California, pursuant to a Lease Agreement, dated March 1, 1994, between the Company and Mr. Fargo, which had a term extending through December 31, 2002 and provided for monthly rent of $19,125, subject to increase in accordance with the Consumer Price Index. The Company entered into a restated Lease Agreement with Mr. Fargo in October 1996. When the Company relocated to its present location in August 1996, Interplay subleased such premises to Engage pursuant to a Sublease Agreement dated October 1, 1996, and the Company concurrently executed an agreement with Engage pursuant to which the Company subleased 5,000 square feet of specialized audio facilities from Engage, on the same terms, until December 1997. In December 1997, Engage entered into a direct lease with the owner of such property and all leases and subleases involving the Company were terminated.

TRANSACTIONS WITH FARGO AND UNIVERSAL

  The Company, Mr. Fargo and Universal entered into a Stock Purchase Agreement, dated January 25, 1994, for the purchase of Common Stock. On March 30, 1994, pursuant to the Stock Purchase Agreement, Universal purchased 1,824,897 shares of Common Stock from the Company for a purchase price of $15 million and 1,216,598 shares of Common Stock from Mr. Fargo for a purchase price of $10 million. Pursuant to the Stock Purchase Agreement, the Company, Mr. Fargo and Universal entered into an Option Agreement, dated March 30, 1994, pursuant to which Mr. Fargo granted Universal an option to purchase additional shares of Common Stock held by Mr. Fargo. Pursuant to such Agreement, Universal purchased 1,216,598 additional shares of Common Stock from Mr. Fargo at a price of $9.10 per share on April 25, 1995 and 1,150,123 additional shares of Common Stock at a price of $14.62 per share on April 26, 1996, such that Universal became a 35% owner of the Company as of April 25, 1995 and a 45% owner of the Company as of April 26, 1996. In order to acquire sufficient shares of Common Stock for sale to Universal on each of the three sale dates, Mr. Fargo acquired such number of shares as was required for sale to Universal from existing shareholders of the Company in simultaneous transactions. Pursuant to the Stock Purchase Agreement, the Company, Mr. Fargo and Universal entered into a Shareholders' Agreement dated March 30, 1994, as amended October 8, 1996 and in March 1998, which contains certain restrictions on transfer of shares, rights of first refusal, voting provisions, registration rights and certain restrictions on corporate actions. Only the mutual rights of first refusal as between Universal and Mr. Fargo and the registration rights of Universal and Mr. Fargo will survive the closing of the Offering. See "Description of Capital Stock--Registration Rights." For his services in connection with such transaction, Mr. Fargo was awarded a bonus of $1.0 million by the Board of Directors on March 28, 1994. Mr. Fargo has agreed to defer the payment of such bonus to a future date.

  The Company has entered into three Merchandising License Agreements with MCA/Universal Merchandising Inc., a subsidiary of Universal. Pursuant to an agreement dated May 23, 1994, the Company has the exclusive right to use the theme and characters of the Waterworld motion picture in software products for specified platforms until July 31, 1998. Pursuant to an agreement dated May 23, 1994, the Company has the non-exclusive right to use the theme and characters of the Casper motion picture in software products for specified platforms for a period of three years following the release of such motion picture. Pursuant to an agreement dated April 16, 1996, the Company has the exclusive right to the theme and characters of the Flipper motion picture for an interactive story book product on specified platforms until June 1, 2001. Each of the agreements provide for the Company to pay specified advances against royalties and for specified royalty guarantees. To date, the Company has paid a total of $0.5 million, $0.3 million and $30,000, respectively, in advances and royalty payments under such agreements. In addition, pursuant to a letter agreement dated September 27, 1996, with Universal Interactive Studios, a subsidiary of Universal ("UIS"), the Company has the exclusive distribution rights in North America for PlayStation versions of Disruptor (the "Disruptor Agreement"), plus the exclusive rights to manufacture, publish and distribute Disruptor on any video game platform outside of North America. Currently, approximately $1.9 million is due UIS pursuant to the Disruptor Agreement, of which $1.5 million will be paid to UIS upon the closing of the Offering. On August 16, 1995, the Company and UIS entered into an exclusive distribution agreement pursuant to which UIS agreed to distribute the Company's interactive software products in Europe through UIS's affiliate, MCA Home Video, Inc., which in turn distributes through Cinema International Corporation ("CIC"). The distribution agreement was subsequently terminated, and the Company and UIS/CIC are currently negotiating a final accounting reconciliation to determine the amounts owed to the Company. In December 1996 UIS, on behalf of CIC, paid $300,000 to the Company as an interim payment pending the resolution of the final accounting reconciliation. The Company issued a promissory note to UIS dated December 20, 1996 in the principal amount of $300,000 (the "Advance Note") evidencing the interim payment made to the Company. The Advance Note is guaranteed by Interplay Europe, does not bear interest and was payable on March 31, 1997. In March 1998, the Company entered into an agreement with UIS whereby the Company agreed to pay to UIS all net amounts owed to UIS under the Disruptor Agreement and the Company and UIS agreed to work together to determine the final amount, if any, due to Interplay to resolve such accounting dispute and to pay any amounts found to be owing to the other party in connection therewith.

  Mark Pinkerton and Paul A. Rioux, directors of the Company, are employees of Universal or its subsidiaries.

ENGAGE TRANSACTIONS

  In June 1995, the Company formed a subsidiary to divest Engage, which formerly operated as a division of the Company. Pursuant to a Stock Purchase Agreement dated June 30, 1995, the Company sold 10,000,000 shares of common stock of Engage to Mr. Fargo for $237,000. In connection with such sale, the Company and Mr. Fargo entered into an Option Agreement dated June 30, 1995, granting the Company an option to repurchase all of such shares at an aggregate exercise price of $337,000 at any time prior to June 30, 2005 (the "Termination Date"). In conjunction with a financing agreement between Engage and Mr. Fargo, the Option Agreement was amended in March 1998 to reduce the shares subject to such option to 19% of the shares held by Mr. Fargo and to reduce the exercise price to $250,000. In the event the Company elects not to exercise its option to repurchase the shares, upon certain events Universal has an option to purchase the shares at the same exercise price. If Universal exercises its option to purchase the shares, the Company has an option to purchase such shares from Universal at the $250,000 exercise price until the Termination Date.

  Prior to March 1996, the Company loaned Engage approximately $1.8 million to fund the operations of Engage, which debt was evidenced by a convertible demand promissory note dated March 29, 1996, bearing interest at the prime rate plus two percent per annum. Approximately, $0.8 million of the principal amount was repaid to the Company in a number of installments during 1996 and 1997. In connection with a secured debt financing in August 1997, the remaining outstanding principal of approximately $1.0 million was converted into a secured convertible promissory note due in August 1998, bearing interest at a rate of eight percent per annum. As part of the August 1997 transaction, the Company loaned an additional $100,000 to Engage on the same terms.

  In March 1996, the Company entered into an agreement with Engage which, among other things, provides that the Company will provide certain administrative services to Engage, and grants Engage the exclusive right to use certain of the Company's products in Internet-based on-line services. Engage currently owes the Company approximately $300,000 in connection with such agreement.

FINANCING TRANSACTIONS

  In October 1996, the Company sold an aggregate of $2,400,000 in Subordinated Secured Promissory Notes and Common Stock Warrants to Brian Fargo
($2,000,000), Richard S.F. Lehrberg ($300,000) and

Christopher J. Kilpatrick ($100,000). The Secured Subordinated Promissory Notes bear interest at a rate of 12% per annum. Messrs. Fargo, Lehrberg and Kilpatrick elected to receive 11,688, 1,683 and 100 shares of Common Stock, respectively, in lieu of the May 1997 interest payment due under the Secured Subordinated Promissory Notes, at a price of $11.25 per share. In February 1998, the Company offered to amend the terms of such Notes and Warrants to permit the exercise of the Warrants or the repayment of the Notes upon the closing of this Offering whether or not this Offering constitutes a Qualified Event (as defined in the Notes and Warrants). Messrs. Fargo, Lehrberg and Kilpatrick have elected to exercise such Warrants for 317,460, 47,619 and 15,873 shares of Common Stock, respectively, by canceling such Notes effective upon the closing of the Offering at an exercise price of $6.30 per share (based upon an assumed initial public offering price of $9.00 per share). See "Description of Capital Stock--Common Stock Warrants."

OTHER TRANSACTIONS

  In March 1998, the Company entered into Indemnification Agreements with all of its directors and executive officers providing for indemnification of such persons by the Company in certain circumstances. See "Management--Limitation of Liability and Indemnification Matters."

   David R. Dukes, a director of the Company, is an officer and director of Ingram Micro, a customer of the Company. During the eight months ended December 31, 1997 and the three months ended March 31, 1998, the Company derived net revenues of $2.4 million and $1.3 million, respectively, from sales to Ingram Micro. See "Business--Sales and Distribution."

  Until September 1997, Christopher J. Kilpatrick, an officer and director of the Company, was a shareholder of Stradling Yocca Carlson & Rauth, counsel to the Company.

  The Company has entered into Employment Agreements with certain executive officers. See "Management--Employment Agreements."

                         DESCRIPTION OF CAPITAL STOCK

  Upon the completion of the Offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value.

COMMON STOCK

  As of March 31, 1998, there were 10,953,028 shares of Common Stock issued and outstanding and held by 17 stockholders of record and 2,053,206 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding under the Company's 1991 Plan, 1994 Plan, 1997 Plan and non-statutory stock options granted outside the Company's plans. The outstanding shares of Common Stock are fully paid and nonassessable. The Company's Certificate of Incorporation provides that holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders, provided that, with respect to the election of directors, stockholders shall be entitled to cumulate their votes whereby each stockholder will have a number of votes equal to the number of shares held multiplied by the number of directors to be elected. In addition, with respect to the election of directors, certain preferential voting rights will exist until the closing of the Offering. See "Certain Transactions--Transactions with Fargo and Universal." The Certificate of Incorporation of the Company provides that the authorized number of directors shall be between seven and nine, with the exact number fixed at seven until changed by unanimous vote of the Board of Directors.

  Subject to the preference in dividend rights of any series of Preferred Stock which the Company may issue in the future, the holders of Common Stock are entitled to receive such cash dividends, if any, as may be declared by the Board of Directors out of legally available funds. Upon liquidation, dissolution or winding up of the Company, after payment of all debts and liabilities and after payment of the liquidation preferences of any shares of Preferred Stock then outstanding, the holders of the Common Stock will be entitled to all assets that are legally available for distribution.

  Other than the rights described above, the holders of Common Stock have no preemptive subscription, redemption, sinking fund or conversion rights and have equal rights and preferences. The rights and preferences of holders of Common Stock will be subject to the rights of any series of Preferred Stock which the Company may issue in the future.

PREFERRED STOCK

  The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock, $.001 par value, in one or more series and to fix the rights, preferences and privileges thereof, including voting rights, terms of redemption, redemption prices, liquidation preference and number of shares constituting any series or the designation of such series. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company has no present plans to issue shares of Preferred Stock.

COMMON STOCK WARRANTS

  In connection with its subordinated debt financing in October 1996 through February 1997, the Company issued and sold certain Common Stock Warrants (the "Warrants") to purchasers of its Subordinated Secured Promissory Notes (the "Notes"), at a price equal to one percent of the purchaser's total investment in the Notes and Warrants. The Company sold an aggregate of $14,803,000 of such Notes and Warrants. The Warrants entitle the Warrant holder to purchase, by surrender of such holder's Note, up to that number of shares of Common Stock equal to the quotient determined by dividing the purchaser's aggregate investment in the Notes and Warrants by the Exercise Price (as defined below), rounded to the nearest whole number of shares. The

"Exercise Price" per share of Common Stock under the Warrants is the product of 0.70 multiplied by either of the following amounts, as applicable: (i) in the event of a Qualified IPO (as defined in the Warrants), the initial public offering price of Common Stock; or (ii) in the event of a Sales Transaction (as defined in the Warrants), the fair market value per share of the Company's Common Stock as established in such Sales Transaction or, if no such price is established, as determined in good faith by the Board of Directors. In February 1998, the Company offered to amend the terms of each holder's Note and Warrant to permit such holder to exercise its Warrant upon the closing of the Offering whether or not the Offering constitutes a Qualified IPO, and offered each holder the option to either exercise its Warrant effective upon the closing of the Offering or to have its Note repaid following the closing of the Offering. Holders of an aggregate amount of $8,748,808 of the Notes and Warrants elected to exercise their Warrants, and 1,388,700 shares of Common Stock will be issued to such holders upon the closing of the Offering at an exercise price of $6.30 per share (based on an assumed initial public offering price of $9.00). Holders of $5,993,650 in principal amount of the Notes elected to have their Notes repaid out of the proceeds of the Offering. See "Use of Proceeds."

REGISTRATION RIGHTS

  The Shareholders' Agreement provides each of Universal and Brian Fargo with certain registration rights with respect to their respective shares of the Common Stock of the Company. Pursuant to the terms of the Shareholders' Agreement, each of Universal and Mr. Fargo have four demand registrations, whereby such party may require the Company to register not less than 1,000,000 shares of the Common Stock owned by such party, subject to certain conditions and restrictions contained therein. Each of Universal and Mr. Fargo also have unlimited piggyback registrations whereby they are entitled to be notified of and participate in registrations of the Company's Common Stock initiated by the Company or a third party, subject to certain conditions and restrictions. The Company has also agreed to indemnify and hold harmless the stockholders who are a party to the Shareholders' Agreement and the officers and directors of Universal from any loss, claim or damage arising from such registrations unless, and to the extent that, such loss, claim or damage arises out of or is based upon an untrue statement, alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished by or on behalf of such party for use in the preparation of the documents related to the registration.

  The Company and the holders of the Warrants have entered into an Investors Rights Agreement, as amended ("Investors Rights Agreement") which provides such holders with certain registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Investors Rights Agreement, the Warrant holders have one demand registration, whereby the holders of a majority of the shares of Common Stock issuable upon exercise of the Warrants may require the Company to register the shares of Common Stock owned by such parties, subject to certain conditions and restrictions. In addition, the Investors Rights Agreement provides the Warrant holders certain piggyback registration and S-3 registration rights, subject to certain conditions and restrictions. The Company has also agreed to indemnify and hold harmless the stockholders who are a party to the Investors Rights Agreement from any loss, claim or damage arising from such registrations unless, and to the extent that, such loss, claim or damage arises out of or is based upon an untrue statement, alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished by or on behalf of such party for use in the preparation of the documents related to the registration.

DELAWARE ANTI-TAKEOVER LAW

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in certain business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date such person became an interested stockholder, unless: (i) the transaction resulting in the acquiring person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder, excluding (a) shares held by directors who are also officers, or (b) shares held in certain employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least two-thirds of the corporation's outstanding voting stock, at an annual or special meeting (excluding shares held by the interested stockholder). Except as otherwise specified in Section 203, an "interested stockholder" is defined as: (a) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, (b) any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is the interested stockholder, or (c) the affiliates and associates of any such person. By restricting the ability of the Company to engage in business combinations with an interested person, the application of Section 203 to the Company may provide a barrier to hostile or unwanted takeovers.

  A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, an "interested" stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

  The Company's Certificate of Incorporation also provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The Bylaws provide that special meetings of stockholders can be called only by the Chairman of the Board, the President or the Board of Directors. Stockholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business set forth in the notice for the meeting. The Bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors at any special meeting of stockholders and with regard to business to be brought before an annual meeting of stockholders of the Company, other than the election of directors. The Bylaws do not permit removal of directors except for cause, unless approved by a two-thirds vote of the Company's stockholders. See "Management--Directors, Executive Officers and Certain Significant Employees."

  The Company's Certificate of Incorporation limits the liability of directors to the Company and its stockholders to the fullest extent permitted by the DGCL. Specifically, under the DGCL, a director will not be personally liable for monetary damages for breach of the director's fiduciary duty as a director, except liability (i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) for liability arising under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL), or (iv) for any transaction from which the director derived an improper personal benefit. The inclusion of this provision in the Company's Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against Directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care. This limitation on monetary liability does not alter the duties of Directors, affect the availability of equitable relief, or affect the availability of monetary relief predicated on claims based on federal law, including the federal securities laws.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corporation, Glendale, California.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices and adversely affect the Company's ability to raise additional capital in the capital markets at a time and price favorable to the Company.

  Upon completion of the Offering, the Company will have 18,591,728 shares of Common Stock outstanding, assuming no exercise of outstanding options. Of these shares, the 6,250,000 shares sold in the Offering (7,187,500 shares assuming the Underwriters' over-allotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, unless they are purchased by "affiliates" of the Company as that term is used under the Securities Act. The remaining 12,341,728 shares held by existing stockholders (11,404,228 shares assuming the Underwriters' over-allotment option is exercised in full) will be "restricted securities" as defined in Rule 144 ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, which is summarized below. Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

  All officers, directors, certain stockholders and certain option holders have agreed with the Underwriters that they will not sell any Common Stock owned by them for a period of 180 days after the effective date of the Offering without the prior written consent of Piper Jaffray Inc. (the "180-Day Lock-Up"). An aggregate of 12,340,528 shares of Common Stock (11,403,028 shares assuming the Underwriters' over-allotment option is exercised in full) are subject to the 180-Day Lock-Up. Upon the expiration of the 180-Day Lock-Up (or earlier upon the consent of Piper Jaffray Inc.), 10,974,249 Restricted Shares (10,036,749 Restricted Shares assuming the Underwriters' over-allotment option is exercised in full) will become eligible for sale subject to the volume and other restrictions of Rule 144, and 1,361,279 Restricted Shares will be eligible for sale without restriction under Rule 144(k).

  In general, under Rule 144, beginning 90 days after the effective date of the Offering, any person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of the Company's Common Stock (approximately 185,917 shares immediately after the Offering) or the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about the Company. In addition, Restricted Shares which have been beneficially owned for at least two years and which are held by non-affiliates may, under Rule 144(k) be sold free of any restrictions under Rule 144.

  The Company intends to file a registration statement on Form S-8 under the Act to register shares of Common Stock reserved for issuance under its Plans, thus permitting the resale by non-affiliates of shares issued under the plan in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing, which is expected on or shortly after the closing of the Offering. As of the closing of the Offering, options or rights to purchase 2,053,206 shares of Common Stock will be outstanding under the Company's Plans, of which 1,730,188 shares are subject to the 180-Day Lock-Up.

                                 UNDERWRITING

  The Company and the Selling Stockholder have entered into a Purchase Agreement (the "Purchase Agreement") with the underwriter's listed in the table below (the "Underwriters"), for whom Piper Jaffray Inc., Bear, Stearns & Co. Inc., and UBS Securities LLC are acting as representatives (the "Representatives"). Subject to the terms and conditions contained in the Purchase Agreement, the Company has agreed to sell to the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company, the aggregate number of shares of Common Stock set forth opposite their respective names below:

   NAME OF UNDERWRITER                                          NUMBER OF SHARES
   -------------------                                          ----------------
   Piper Jaffray Inc. .........................................
   Bear, Stearns & Co. Inc. ...................................
   UBS Securities LLC..........................................
                                                                   ---------
     Total.....................................................    6,250,000
                                                                   =========

  Subject to the terms and conditions of the Purchase Agreement, the Underwriters have agreed to purchase all of the Common Stock being sold pursuant to the Purchase Agreement, if any is purchased (excluding Common Stock covered by the over-allotment option granted by the Selling Stockholder to the Underwriters). In the event of a default by any Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of nondefaulting Underwriters may be increased or the Purchase Agreement may be terminated.

  The Underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this Prospectus. The
Underwriters may allow a selling concession not in excess of $    per share to
certain dealers. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $    per share to other dealers. After the
Offering, the public offering price and other selling terms may be changed by the Underwriters.

  The Selling Stockholder has granted the Underwriters an option, exercisable by the Representatives within 30 days after the date of the Purchase Agreement, to purchase up to an additional 937,500 shares of Common Stock at the same price per share to be paid by the Underwriters for the shares offered hereby. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become committed to purchase such additional shares of Common Stock in the same proportion as set forth in the above table.

  The Company and its directors, officers and certain stockholders (holding in the aggregate 12,340,528 shares of Common Stock upon completion of the Offering, or 11,403,028 shares if the Underwriters' over-allotment option is exercised in full) have agreed to deliver to the Representatives prior to the date of this Prospectus lock-up agreements under which they agree not to, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or any securities exchangeable or exercisable for or convertible into its Common Stock, whether now owned or hereafter acquired or with respect to which the Company and any such director, officer or stockholder has or hereafter acquires the power of disposition, or participate in any registration statement under the Securities Act with respect to any of the foregoing or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Piper Jaffray Inc. on behalf of the Underwriters. Such lock-up agreements shall not apply to the sale of Common Stock by the Selling Stockholder pursuant to the exercise of the Underwriters' over-allotment option. Piper Jaffray Inc. may, at its sole discretion and at any time without notice, release all or any portion of the shares subject to such lock-up agreements. See "Shares Eligible for Future Sale."

  In the Purchase Agreement, the Company, the Selling Stockholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof. The Company has agreed to reimburse the Underwriters for their reasonable out of pocket expenses incurred in connection with the Offering. The Company and Piper Jaffray Inc. are parties to an agreement pursuant to which Piper Jaffray Inc. has in the past performed and may in the future perform certain financial advisory services to the Company, including advice with respect to mergers and acquisitions.

  The Representatives have informed the Company and the Selling Stockholder that they do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

  Prior to the Offering there has been no public market for the Common Stock. The initial public offering price was determined by negotiation between the Company, the Selling Stockholder and the Representatives. Among the factors considered in determining such public offering price were the nature of the Company's business, its history and present state of development, recent financial operating information, prospects and management abilities, the general conditions of the securities markets at the time of the Offering and other factors deemed relevant.

  During and after the Offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include overallotment, stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. An investment partnership in which certain shareholders of Stradling Yocca Carlson & Rauth are partners holds an aggregate of $100,000 of the Company's Subordinated Secured Promissory Notes and Common Stock Warrants, which will be converted into 15,873 shares of Common Stock upon the closing of the Offering at an exercise price of $6.30 per share (based on an assumed initial public offering price of $9.00 per share), and holds 523 shares of the Company's Common Stock. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The Consolidated Financial Statements and schedule of the Company as of April 30, 1996 and 1997, and as of December 31, 1997, and for each of the three years in the period ended April 30, 1997 and the eight months ended December 31, 1997 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. A copy of the Registration Statement may be inspected without charge at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement may be obtained at the prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and its public reference facilities in New York, New York and Chicago, Illinois, upon the payment of the fees prescribed by the Commission. The Registration Statement is also available through the Commission's website on the world wide web at http://www.sec.gov.

  Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified by such reference.

                 INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants................................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations...................................... F-4
Consolidated Statements of Stockholders' Equity (Deficit).................. F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Interplay Entertainment Corp.:

  We have audited the accompanying consolidated balance sheets of INTERPLAY ENTERTAINMENT CORP. (a Delaware corporation) and subsidiaries as of April 30, 1996 and 1997 and December 31, 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended April 30, 1997 and the eight months ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  The Subordinated Secured Promissory Notes mature on November 30, 1998 and give the holders the option, 30 days thereafter, to notify the Company in writing that the Notes are due and payable. In addition, the Company's line of credit matures in May 1999. For further discussion about the terms of these borrowings and management's plan in connection with their repayment, see Notes 6 and 13.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interplay Entertainment Corp. and subsidiaries as of April 30, 1996 and 1997 and December 31, 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended April 30, 1997 and the eight months ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Orange County, California
March 20, 1998 (except for the first

 paragraph of Note 8--Litigation and Note 13--
 Reincorporation, for which the date is May 29,
 1998)

                 INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                   APRIL 30,
                                                ----------------  DECEMBER 31,  MARCH 31,
                                                 1996     1997        1997        1998
                                                ------- --------  ------------ -----------
                                                                               (UNAUDITED)
                    ASSETS
                    ------
Current Assets:
  Cash and cash equivalents...................  $ 4,923 $  5,410    $  1,536    $  1,937
  Trade receivables, net of allowances of
   $9,100, $14,894, $14,461 and $11,394, re-
   spectively.................................   22,983   22,346      34,684      38,233
  Inventories.................................    5,896    7,404       6,338       6,065
  Prepaid licenses and royalties..............   14,483   10,914      12,628      12,382
  Income taxes receivable.....................    1,425    1,601       1,427         --
  Deferred income taxes.......................      323    7,889       7,792       7,522
  Other.......................................    6,053    2,354       4,218       3,365
                                                ------- --------    --------    --------
  Total current assets........................   56,086   57,918      68,623      69,504
                                                ------- --------    --------    --------
Property and Equipment, net...................    7,838    8,117       7,026       6,746
                                                ------- --------    --------    --------
Other Assets..................................    4,587    2,970       2,172       2,077
                                                ------- --------    --------    --------
                                                $68,511 $ 69,005    $ 77,821    $ 78,327
                                                ======= ========    ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
----------------------------------------------
Current Liabilities:
  Accounts payable............................  $16,945 $ 16,975    $ 17,121    $ 14,193
  Accrued expenses............................   15,549   21,100      22,549      22,231
  Short term borrowings.......................    5,050   10,950         --          --
  Current portion of long-term debt...........       57      123      14,767      14,825
  Income taxes payable........................      --       880         570         813
                                                ------- --------    --------    --------
    Total current liabilities.................   37,601   50,028      55,007      52,062
                                                ------- --------    --------    --------
Long-Term Debt, net of current portion........       51   14,847      23,387      23,855
                                                ------- --------    --------    --------
Deferred Income Taxes.........................      366      403         434         434
                                                ------- --------    --------    --------
Minority Interest.............................      298      326         260         307
                                                ------- --------    --------    --------
Commitments and Contingencies
Stockholders' Equity (Deficit):
  Preferred stock, no par value--
   Authorized--5,000,000 shares
   Issued and outstanding--none...............      --       --          --          --
  Common stock, $.001 par value--
   Authorized 50,000,000 shares
   Issued and outstanding--10,829,781,
   11,114,060, 10,951,828 and 10,953,028
   shares, respectively.......................       11       11          11          11
  Paid-in capital.............................   17,783   18,020      18,408      18,494
  Retained earnings (accumulated deficit).....   12,401  (14,818)    (19,877)    (17,028)
  Cumulative translation adjustment...........      --       188         191         192
                                                ------- --------    --------    --------
    Total stockholders' equity (deficit)......   30,195    3,401      (1,267)      1,669
                                                ------- --------    --------    --------
                                                $68,511 $ 69,005    $ 77,821    $ 78,327
                                                ======= ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                 INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                EIGHT MONTHS ENDED       THREE MONTHS ENDED
                               YEARS ENDED APRIL 30,               DECEMBER 31,               MARCH 31,
                          ----------------------------------  -----------------------  ------------------------
                             1995        1996        1997        1996         1997        1997         1998
                          ----------  ----------  ----------  -----------  ----------  -----------  -----------
                                                              (UNAUDITED)              (UNAUDITED)  (UNAUDITED)
Net revenues............  $   79,546  $   96,952  $   83,262  $   50,364   $   85,961  $   22,410   $   40,996
Cost of goods sold......      45,491      49,939      62,480      35,725       44,864      13,508       19,221
                          ----------  ----------  ----------  ----------   ----------  ----------   ----------
Gross profit............      34,055      47,013      20,782      14,639       41,097       8,902       21,775
                          ----------  ----------  ----------  ----------   ----------  ----------   ----------
Operating expenses:
Marketing and sales.....      14,280      23,285      24,627      15,747       20,603       7,280        8,589
General and
 administrative.........       5,528       9,025       9,408       8,730        8,989       3,088        2,855
Product development.....       8,200      15,120      21,431      12,464       14,291       5,384        5,819
                          ----------  ----------  ----------  ----------   ----------  ----------   ----------
Total operating ex-
 penses.................      28,008      47,430      55,466      36,941       43,883      15,752       17,263
                          ----------  ----------  ----------  ----------   ----------  ----------   ----------
Operating income
 (loss).................       6,047        (417)    (34,684)    (22,302)      (2,786)     (6,850)       4,512
                          ----------  ----------  ----------  ----------   ----------  ----------   ----------
Other income (expense):
Interest income.........         244         102         190          48           92         324            6
Interest expense........         (38)       (531)     (1,907)     (1,088)      (3,009)       (663)      (1,346)
Other...................         840        (378)        117         (45)         644         (36)         (78)
                          ----------  ----------  ----------  ----------   ----------  ----------   ----------
Total other income (ex-
 pense).................       1,046        (807)     (1,600)     (1,085)      (2,273)       (375)      (1,418)
                          ----------  ----------  ----------  ----------   ----------  ----------   ----------
Income (loss) before
 provision (benefit) for
 income taxes...........       7,093      (1,224)    (36,284)    (23,387)      (5,059)     (7,225)       3,094
Provision (benefit) for
 income taxes...........       2,844        (480)     (9,065)     (5,918)         --       (1,782)         245
                          ----------  ----------  ----------  ----------   ----------  ----------   ----------
Net income (loss).......  $    4,249  $     (744) $  (27,219) $  (17,469)  $   (5,059) $   (5,443)  $    2,849
                          ==========  ==========  ==========  ==========   ==========  ==========   ==========
Net income (loss) per
 share:
Basic...................  $     0.40  $    (0.07) $    (2.46) $    (1.58)  $    (0.45) $    (0.49)  $     0.26
                          ==========  ==========  ==========  ==========   ==========  ==========   ==========
Diluted.................  $     0.35  $    (0.07) $    (2.46) $    (1.58)  $    (0.45) $    (0.49)  $     0.23
                          ==========  ==========  ==========  ==========   ==========  ==========   ==========
Weighted average number
 of common shares
 outstanding:
Basic...................  10,568,042  10,661,944  11,085,632  11,066,487   11,123,327  11,114,060   10,952,375
                          ==========  ==========  ==========  ==========   ==========  ==========   ==========
Diluted.................  12,045,687  10,661,944  11,085,632  11,066,487   11,123,327  11,114,060   14,144,627
                          ==========  ==========  ==========  ==========   ==========  ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                 INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                           COMMON STOCK              RETAINED   CUMULATIVE
                         ------------------ PAID-IN  EARNINGS   TRANSLATION
                           SHARES    AMOUNT CAPITAL  (DEFICIT)  ADJUSTMENT   TOTAL
                         ----------  ------ -------  ---------  ----------- --------
Balance, April 30,
 1994................... 10,565,136   $11   $16,146  $  8,896      $--      $ 25,053
  Exercise of stock op-
   tions................    176,763   --         54       --        --            54
  Tax benefit from exer-
   cise of stock op-
   tions................        --    --        620       --        --           620
  Compensation of stock
   options granted......        --    --         93       --        --            93
  Net income............        --    --        --      4,249       --         4,249
                         ----------   ---   -------  --------      ----     --------
Balance, April 30,
 1995................... 10,741,899    11    16,913    13,145       --        30,069
  Exercise of stock op-
   tions................    177,104   --        140       --        --           140
  Repurchase of common
   stock................    (89,222)  --        --        --        --           --
  Tax benefit from exer-
   cise of stock op-
   tions................        --    --        424       --        --           424
  Compensation for stock
   options granted......        --    --        306       --        --           306
  Net loss..............        --    --        --       (744)      --          (744)
                         ----------   ---   -------  --------      ----     --------
Balance, April 30,
 1996................... 10,829,781    11    17,783    12,401       --        30,195
  Exercise of stock op-
   tions................    313,403   --         58       --        --            58
  Repurchase of common
   stock................    (29,124)  --       (275)      --        --          (275)
  Proceeds from war-
   rants................        --    --        148       --        --           148
  Compensation for stock
   options granted......        --    --        306       --        --           306
  Net loss..............        --    --        --    (27,219)      --       (27,219)
  Translation adjust-
   ment.................        --    --        --        --        188          188
                         ----------   ---   -------  --------      ----     --------
Balance, April 30,
 1997................... 11,114,060    11    18,020   (14,818)      188        3,401
  Issuance of common
   stock................     16,362   --        184       --        --           184
  Repurchase of common
   stock................   (178,594)  --        --        --        --           --
  Compensation for stock
   options granted......        --    --        204       --        --           204
  Net loss..............        --    --        --     (5,059)      --        (5,059)
  Translation adjust-
   ment.................        --    --        --        --          3            3
                         ----------   ---   -------  --------      ----     --------
Balance, December 31,
 1997................... 10,951,828    11    18,408   (19,877)      191       (1,267)
  Issuance of common
   stock................      1,200   --         10       --        --            10
  Compensation for stock
   options granted......        --    --         76       --        --            76
  Net income............        --    --        --      2,849       --         2,849
  Translation adjust-
   ment.................        --    --        --        --          1            1
                         ----------   ---   -------  --------      ----     --------
Balance, March 31, 1998
 (unaudited)............ 10,953,028   $11   $18,494  $(17,028)     $192     $  1,669
                         ==========   ===   =======  ========      ====     ========


  The accompanying notes are an integral part of these consolidated financial statements.

                 INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                      EIGHT MONTHS ENDED     THREE MONTHS ENDED
                          YEARS ENDED APRIL 30,          DECEMBER 31,             MARCH 31,
                         --------------------------  --------------------  -----------------------
                          1995     1996      1997       1996       1997       1997        1998
                         -------  -------  --------  ----------- --------  ----------- -----------
                                                     (UNAUDITED)           (UNAUDITED) (UNAUDITED)
Cash flows from
 operating activities:
 Net income (loss).....  $ 4,249  $  (744) $(27,219)  $(17,469)  $ (5,059)   $(5,443)    $ 2,849
 Adjustments to
  reconcile net income
  (loss) to the cash
  provided by (used in)
  operating
  activities--
 Depreciation and
  amortization.........      756    1,985     3,172      1,817      2,138        741         840
 Gain on sale of
  property and
  equipment............      --       (21)      --         --         --         --          --
 Noncash expense for
  stock options........       93      306       306        204        204         76          76
 Noncash interest
  expense..............      --       --        --         --         184        --          --
 Write-off of non-
  current assets.......      --       388       250        --         --         --          --
 Deferred income
  taxes................    1,360     (335)   (6,649)       --         128        --          653
 Minority interest in
  earnings (loss) of
  subsidiary...........      --        25        28         (4)       (66)        23          44
 Changes in assets and
  liabilities:
  Trade receivables....   (7,824)  (3,229)    3,926     (1,823)   (12,338)     3,641      (9,708)
  Inventories..........   (1,343)  (2,193)   (1,508)      (824)     1,066       (805)        273
  Income taxes
   receivable..........      --    (1,403)     (176)       --         174        --        1,427
  Other current
   assets..............   (1,364)  (2,232)    5,732      2,713     (1,864)      (258)     (2,837)
  Other assets.........   (1,098)    (467)    5,610        --         543        --          --
  Prepaid licenses and
   royalties...........   (6,897)  (5,966)   (4,102)    (3,922)    (1,714)        90         245
  Accounts payable.....     (328)   7,589    (1,999)      (272)       146     (3,059)     (2,927)
  Accrued expenses.....    4,027    9,223     5,618      7,047      1,449      5,061       8,968
  Income taxes
   payable.............     (347)    (467)      --      (5,919)      (310)    (1,807)       (140)
                         -------  -------  --------   --------   --------    -------     -------
   Net cash provided by
    (used in) operating
    activities.........   (8,716)   2,459   (17,011)   (18,452)   (15,319)    (1,740)       (237)
                         -------  -------  --------   --------   --------    -------     -------
Cash flows from
 investing activities:
 Purchase of property
  and equipment........   (3,323)  (4,585)   (3,451)    (1,981)      (792)      (617)       (296)
 Proceeds from sales of
  property and
  equipment............      --        14       --         --         --         --          --
 Acquisition of
  subsidiary, net of
  cash acquired of
  $119.................      --    (3,196)      --         --         --         --          --
 Proceeds from sale of
  investment in
  affiliate............      --       200       --         --         --         --          --
 Proceeds from sale of
  marketable
  securities...........   15,012       69       --         --         --         --          --
                         -------  -------  --------   --------   --------    -------     -------
   Net cash provided by
    (used in) investing
    activities.........   11,689   (7,498)   (3,451)    (1,981)      (792)      (617)       (296)
                         -------  -------  --------   --------   --------    -------     -------
Cash flows from
 financing activities:
 Net borrowings on line
  of credit............      --     5,050     5,900      5,392     12,296        466         971
 Issuances of
  Subordinated Secured
  Promissory Notes and
  Warrants.............      --       --     14,803     13,230        --       1,961         --
 Borrowings (repay-
  ments) on notes pay-
  able.................     (122)    (117)      (75)       (34)       (62)        31         (48)
 Proceeds from exercise
  of stock options.....       54      140        58         57        --         --           10
 Tax benefit from stock
  option exercise......      620      424       --         --         --         --          --
 Other financing activ-
  ities................      --       (11)      --         --         --         --          --
                         -------  -------  --------   --------   --------    -------     -------
   Net cash provided by
    financing
    activities.........      552    5,486    20,686     18,645     12,234      2,458         933
                         -------  -------  --------   --------   --------    -------     -------
Effect of exchange rate
 changes on cash and
 cash equivalents......      --       (58)      263        --           3        --            1
                         -------  -------  --------   --------   --------    -------     -------
Net increase (decrease)
 in cash and cash
 equivalents...........    3,525      389       487     (1,788)    (3,874)       101         401
Cash and cash
 equivalents, beginning
 of year...............    1,009    4,534     4,923      4,923      5,410      3,135       1,536
                         -------  -------  --------   --------   --------    -------     -------
Cash and cash
 equivalents, end of
 year..................  $ 4,534  $ 4,923  $  5,410   $  3,135   $  1,536    $ 3,236     $ 1,937
                         =======  =======  ========   ========   ========    =======     =======
Supplemental cash flow
 information:
 Cash paid during the
  year for:
 Interest..............  $    22  $   480  $  1,638   $    822   $  2,936    $   563     $ 1,372
                         =======  =======  ========   ========   ========    =======     =======
 Income taxes..........  $ 1,318  $   526  $    --    $    --    $    --     $   --      $   --
                         =======  =======  ========   ========   ========    =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1997 AND 1998 ARE UNAUDITED

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. LINE OF BUSINESS

  Interplay Entertainment Corp., a Delaware corporation, and its subsidiaries (collectively with Interplay Productions, a California corporation, the "Company"), develop, publish, and distribute interactive entertainment software. In addition, the Company distributes certain titles to hardware or peripheral device manufacturers for use in bundling arrangements. The Company's software is developed for use on various interactive entertainment software platforms, including personal computers and current generation video game consoles, such as the PlayStation and Nintendo 64.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Consolidation

  The accompanying consolidated financial statements include the accounts of Interplay Entertainment Corp. and its wholly-owned subsidiaries, Interplay Productions Limited (U.K.), Interplay OEM, Inc., Interplay Productions Pty Ltd (Australia), Interplay Co., Ltd., (Japan) and its 91 percent-owned subsidiary Shiny Entertainment, Inc. All significant intercompany accounts and transactions have been eliminated.

 Change of Fiscal Year End

  Effective May 1, 1997, the Company changed its fiscal year end from April 30 to December 31.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents and Noncash Activities

  The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

  During the fiscal year ended April 30, 1997, in a noncash financing transaction, the Company acquired 29,124 shares of common stock in exchange for a $275 note payable.

 Inventories

  Inventories consist of CD-ROMs, video game console cartridges (cartridges), manuals, packaging materials, supplies and packaged software ready for shipment and are valued at the lower of cost (first-in, first-out) or market.

 Prepaid Licenses and Royalties

  Prepaid licenses and royalties consist of payments for intellectual property rights, payments to celebrities and sports leagues and advanced royalty payments to outside developers. In addition such costs include certain other outside production costs generally consisting of film cost and amounts paid for digitized motion data with alternative future uses. Payments to developers represent contractual advanced payments made for future royalties. These payments are contingent upon the successful completion of milestones, which generally represent specific deliverables. Royalty advances are recoupable against future sales based upon the contractual royalty rate. The Company amortizes the cost of licenses, prepaid royalties and other outside production costs to cost of sales over six months commencing with the initial shipment of the title at a rate based upon the number

                INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

  AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 ARE UNAUDITED

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

of units shipped. Management evaluates the future realization of such costs quarterly and charges to cost of goods sold any amounts that management deems unlikely to be fully realized through future sales. Such costs are classified as current and noncurrent assets based upon estimated net product sales.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation of computers, equipment and furniture and fixtures is provided using the straight-line method over a five year period. Leasehold improvements are amortized on a straight line basis over the lesser of the estimated useful life or the remaining lease term.

 Other Non-current Assets

  Other non-current assets consist primarily of goodwill which the Company is amortizing on a straight-line basis over seven years (see Note 3). Accumulated amortization as of April 30, 1995, 1996 and 1997 and December 31, 1997 was $0, $327, $710 and $965, respectively.

 Long-lived Assets

  As prescribed by Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," the Company assesses the recoverability of its long-lived assets (including goodwill) by determining whether the asset balance can be recovered over the remaining depreciation or amortization period through projected undiscounted future cash flows. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

 Fair Value of Financial Instruments

  The carrying value of cash and cash equivalents, accounts receivable, accounts payable and notes payable approximates the fair value. In addition, the carrying value of all borrowings approximate fair value based on interest rates currently available to the Company.

 Revenue Recognition

  Revenues are recorded when products are delivered to customers in accordance with Statement of Position (SOP) 91-1, Software Revenue Recognition. For those agreements that provide the customers the right to multiple copies in exchange for guaranteed amounts, revenue is recognized at the delivery of the product master or the first copy. Per copy royalties on sales that exceed the guarantee are recognized as earned. The Company is generally not contractually obligated to accept returns, except for defective product. However, the Company permits customers to return or exchange product and may provide price protection on products unsold by a customer. In accordance with SFAS No. 48, revenue is recorded net of an allowance for estimated returns, exchanges, markdowns, price concessions, and warranty costs. Such reserves are based upon management's evaluation of historical experience, current industry trends and estimated costs. The amount of reserves ultimately required could differ materially in the near term from the amounts included in the accompanying consolidated financial statements. Postcontract customer support provided by the Company is limited to telephone support. These costs are not material and are charged to expenses as incurred.

 Product Development

  Product development expenses are charged to operations in the period incurred and consist primarily of payroll and payroll related costs.

                INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

  AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 ARE UNAUDITED

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


 Income Taxes

  The Company accounts for income taxes using the liability method as prescribed by the SFAS No. 109, "Accounting for Income Taxes." The statement requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are provided for temporary differences in the recognition of certain income and expense items for financial reporting and tax purposes given the provisions of the enacted tax laws.

 Foreign Currency Translation

  The Company follows the principles of SFAS No. 52, "Foreign Currency Translation," using the local currency of its operating subsidiaries as the functional currency. Accordingly, all assets and liabilities outside the United States are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Income and expense items are translated at the weighted average exchange rate prevailing during the period. Gains or losses arising from the translation of the foreign subsidiaries' financial statements are included in the accompanying consolidated balance sheets as a separate component of stockholders' equity (deficit). Gains (losses) resulting from foreign currency transactions amounted to $(7), $325, $364 and $246 during the years ended April 30, 1995, 1996 and 1997 and the eight months ended December 31, 1997, respectively, and are included in other income (expense) in the consolidated statements of operations.

 Net Income (Loss) Per Share

  The Company accounts for net income per share in accordance with SFAS No. 128 "Earnings Per Share" and SFAS No. 129, "Disclosure of Information about Capital Structure." Basic net income (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding plus the effect of any dilutive stock options and common stock warrants issued in connection with Subordinated Secured Promissory Notes.

  For the year ended April 30, 1995 and the three months ended March 31, 1998, 1,477,645 and 3,192,252 dilutive stock options and warrants, respectively, were included in the diluted net income per share calculation. For years ended April 30, 1996 and 1997 and the eight months ended December 31, 1997, all options and warrants to purchase common stock were excluded from the diluted loss per share calculation as the effect of such inclusion would be antidilutive (see Note 10).

                INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

  AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 ARE UNAUDITED

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


 Pro Forma Data (unaudited)

  Pro forma net income (loss) represents the reduction of interest expense assuming (i) the conversion or repayment of the Subordinated Secured Promissory Notes (Notes) as of the beginning of the period, and (ii) the application of proceeds of the Offering to repay the outstanding borrowings on the line of credit. Pro forma net income (loss) per share was computed by dividing pro forma net income (loss) by the pro forma weighted average shares outstanding. Pro forma weighted average shares includes an estimated number of shares of common stock from the exercise of common stock warrants, and an estimated number of shares of common stock issued in the Offering sufficient to repay the outstanding borrowings on the line of credit and the Notes that are not expected to convert to common stock.

                                                      EIGHT MONTHS THREE MONTHS
                                          YEAR ENDED     ENDED        ENDED
                                          APRIL 30,   DECEMBER 31,  MARCH 31,
                                             1997         1997         1998
                                          ----------  ------------ ------------
   Pro forma net income (loss):
    Historical income (loss) before pro-
     vision (benefit) for income taxes..  $  (36,284)  $   (5,059)  $    3,094
    Adjust interest expense.............       1,616        2,379        1,062
    Less provision (benefit) for income
     taxes..............................      (9,065)         --           245
                                          ----------   ----------   ----------
    Pro forma net income (loss).........  $  (25,603)  $   (2,680)  $    3,911
                                          ==========   ==========   ==========
   Pro forma net income (loss) per
    share:                                $    (1.78)  $    (0.17)  $     0.25
                                          ==========   ==========   ==========
   Pro forma weighted average number of
    common shares outstanding:            14,368,776   15,772,694   15,665,519
                                          ==========   ==========   ==========

 Stock-Based Compensation

  As permitted under generally accepted accounting principles, the Company accounts for employee stock options in accordance with the Accounting Principles Board Opinion No. 25 and makes the necessary pro forma disclosures mandated by SFAS No. 123 (see Note 10).

 Pending Accounting Pronouncements

  In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." In addition, the American Institute of Certified Public Accountants issued SOP 97-2, "Software Revenue Recognition" and SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SFAS No. 130, SFAS No. 131 and SOP 97-2 are effective for fiscal years beginning after December 15, 1997 and SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company does not believe that adoption of these standards will have a material impact on the Company's results of operations.

 Unaudited Quarterly Information

  The accompanying financial information as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 is unaudited and has been prepared on substantially the same basis as the annual financial

                INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

  AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 ARE UNAUDITED

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

statements. In the opinion of management, the unaudited information contains all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position and results of operations as of such date and for such periods.

3. ACQUISITION

  Effective June 24, 1995, the Company acquired a 91 percent interest in Shiny Entertainment, Inc. (Shiny) for $3,624 in cash and stock. The acquisition was accounted for using the purchase method. The allocation of purchase price is summarized as follows:

   Cash and cash equivalents............................................ $  119
   Receivables..........................................................    107
   Other current assets.................................................      6
   Property and equipment...............................................    417
   Goodwill.............................................................  3,057
   Accounts payable and accrued expenses................................    (82)
                                                                         ------
     Total purchase price............................................... $3,624
                                                                         ======

  The purchase agreement requires the Company to pay the former owner of Shiny additional cash payments of up to $5,325 upon the delivery and acceptance of five future Shiny interactive entertainment software titles, as defined. Future payments, if any, will be expensed in the six-month period following the initial shipment of such products. As of December 31, 1997, the Company had not been required to make any additional payments.

4. DETAIL OF SELECTED BALANCE SHEET ACCOUNTS

 Inventories

  Inventories consist of the following:

                                            APRIL 30,
                                          ------------- DECEMBER 31, MARCH 31,
                                           1996   1997      1997       1998
                                          ------ ------ ------------ ---------
   Packaged software..................... $4,211 $5,309    $4,171     $3,852
   CD-ROMs, cartridges, manuals, packag-
    ing and supplies.....................  1,685  2,095     2,167      2,213
                                          ------ ------    ------     ------
                                          $5,896 $7,404    $6,338     $6,065
                                          ====== ======    ======     ======

 Other Current Assets

  Other current assets consist of the following:

                                             APRIL 30,
                                           ------------- DECEMBER 31, MARCH 31,
                                            1996   1997      1997       1998
                                           ------ ------ ------------ ---------
   Prepaid expenses....................... $2,960 $  977    $1,640     $1,301
   Royalties receivables..................  1,331    581     1,644        --
   Deposits...............................    553    560       162        214
   Other receivables......................    236    236       772      1,850
   Stockholder receivable.................    973    --        --         --
                                           ------ ------    ------     ------
                                           $6,053 $2,354    $4,218     $3,365
                                           ====== ======    ======     ======

                INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

  AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 ARE UNAUDITED

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

 Property and Equipment

  Property and equipment consists of the following:

                                          APRIL 30,
                                       ----------------  DECEMBER 31, MARCH 31,
                                        1996     1997        1997       1998
                                       -------  -------  ------------ ---------
   Computers and equipment...........  $ 9,179  $11,325    $12,383     $12,793
   Furniture and fixtures............      336      702        474         511
   Leasehold improvements............    1,249    1,514      1,125       1,144
                                       -------  -------    -------     -------
                                        10,764   13,541     13,982      14,448
   Less--accumulated depreciation and
    amortization.....................   (2,926)  (5,424)    (6,956)     (7,702)
                                       -------  -------    -------     -------
                                       $ 7,838  $ 8,117    $ 7,026     $ 6,746
                                       =======  =======    =======     =======

 Accrued Expenses

  Accrued expenses consist of the following:

                                             APRIL 30,
                                          --------------- DECEMBER 31, MARCH 31,
                                           1996    1997       1997       1998
                                          ------- ------- ------------ ---------
   Royalties payable..................... $ 5,463 $ 8,178   $ 6,901     $ 5,051
   Accrued payroll.......................   2,621   2,261     2,707       3,027
   Payable to distributor................   2,806   1,715     4,240         554
   Accrued bundle and affiliate..........   2,115   4,149     2,923       2,981
   Deferred income.......................     --    2,464     3,442       4,845
   Other.................................   2,544   2,333     2,336       5,773
                                          ------- -------   -------     -------
                                          $15,549 $21,100   $22,549     $22,231
                                          ======= =======   =======     =======

5. SHORT-TERM BORROWINGS

  In May 1993, the Company entered into a trade finance agreement with a bank, bearing interest at prime (8.25 percent at April 30, 1996) plus one-half percent. Amounts outstanding under this agreement were $5,050 at April 30, 1996. This agreement expired in October 1996. In April 1996, the Company entered into a line of credit agreement with the same bank, bearing interest at prime plus one-half percent. No amounts were outstanding under this line of credit at April 30, 1996, and the line of credit expired in June 1996. In October 1996, the Company entered into a trade finance agreement with two banks, bearing interest at prime (8.5 percent at April 30, 1997) plus one-half percent. Amounts outstanding under this agreement were $10,950 at April 30, 1997. In June 1997, the Company retired this trade finance agreement and entered into a Loan and Security Agreement with a financial institution (see
Note 6).

                INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

  AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 ARE UNAUDITED

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

6. LONG-TERM DEBT

  Long-term debt consists of the following:

                                          APRIL 30,
                                         -------------  DECEMBER 31, MARCH 31,
                                         1996   1997        1997       1998
                                         ----  -------  ------------ ---------
     Subordinated Secured Promissory
      Notes............................. $--   $14,655    $ 14,655   $ 14,655
     Loan Agreement.....................  --       --       23,246     23,820
     Other..............................  108      315         253        205
                                         ----  -------    --------   --------
                                          108   14,970      38,154     38,680
     Less--current portion..............  (57)    (123)    (14,767)   (14,825)
                                         ----  -------    --------   --------
                                         $ 51  $14,847    $ 23,387   $ 23,855
                                         ====  =======    ========   ========

 Subordinated Secured Promissory Notes

  From October 1996 through February 1997, the Company issued $14,803 in Subordinated Secured Promissory Notes (Notes) and nondetachable Warrants to purchase common stock (Warrants). Employees, officers, and directors of the Company hold $2,600 of the total Notes outstanding. Of the total proceeds received, $14,655 represents the principal amount of the Notes and $148 represents the purchase price of the Warrants. The amount paid for the Warrants approximates management's estimate of the fair market value of the Warrants at the date of issuance and is included in paid-in capital in the accompanying consolidated balance sheets.

  The Notes bear interest at a rate of 12.0 percent per year. Interest is payable quarterly, with the first payment due May 1, 1997. The principal amount and all accrued but unpaid interest will be payable upon the consummation of a qualified initial public offering (IPO), as defined or the sale of substantially all of the Company's assets or a merger where the Company is not the surviving entity (Sales Transaction). If neither of these events occur prior to November 30, 1998, the Note holders may elect to extend the Notes one additional year or may notify the Company in writing of their desire to full payment in cash. Interest expense related to the notes was $856 for the year ended April 30, 1997 and $1,172 for the eight months ended December 31, 1997.

  Each Warrant holder has the right to purchase from the Company the number of shares of common stock equal to the investor's aggregate investment (including Notes and Warrants) divided by the product of .70 multiplied by (a) the IPO price per share or (b) in the event of a Sales Transaction, the fair market value per share as determined in the Sales Transaction. The term of the Warrants commenced on the date of issuance and expire upon the redemption of the Notes, as described above (see Note 13).

  Total interest due on the Notes at May 1, 1997 was $856. The Company offered to pay the interest in cash or offered to issue one share of common stock for each $11.25 of interest due (management's estimate of fair value of the Company's common stock at the time). Interest of $672 was paid in cash and $184 of interest was paid with 16,362 shares of common stock.

 Loan Agreement

  In June 1997, the Company entered into a Loan and Security Agreement (Loan Agreement) with a financial institution which was amended in February 1998. Borrowings under the Loan Agreement bear interest at LIBOR (5.72 percent at December 31, 1997) plus 4.87 percent (10.59 percent at December 31, 1997). The agreement

                INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

  AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 ARE UNAUDITED

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

provides for a line of credit and letters of credit to be issued, based in part on qualified receivables and inventory. Combined borrowings under this Loan Agreement may be up to a maximum of $35,000 through August 30, 1998; $30,000 from August 31 to December 30, 1998; and $25,000 thereafter. Within the total credit limits, the Company may borrow up to $10,000 in excess of its borrowing base through August 1998 and up to $5,000 in excess of its borrowing base thereafter through December 30, 1998. The line of credit is secured by cash, accounts receivable and inventory and expires in May 1999.

7. INCOME TAXES

  The Company files a consolidated U.S. Federal income tax return which includes substantially all of its domestic operations. The Company files separate tax returns for each of its foreign subsidiaries in the countries in which they reside.

  Income (loss) before provision (benefit) for income taxes consists of the following:

                                                                    EIGHT MONTHS
                                           YEARS ENDED APRIL 30,       ENDED
                                          ------------------------  DECEMBER 31,
                                           1995   1996      1997        1997
                                          ------ -------  --------  ------------
   Domestic.............................. $5,689 $(1,890) $(32,888)   $(2,784)
   Foreign...............................  1,404     666    (3,396)    (2,275)
                                          ------ -------  --------    -------
     Total............................... $7,093 $(1,224) $(36,284)   $(5,059)
                                          ====== =======  ========    =======

  The provision (benefit) for income taxes is comprised of the following:

                                                                    EIGHT MONTHS
                                           YEARS ENDED APRIL 30,        ENDED
                                          ------------------------  DECEMBER 31,
                                           1995   1996      1997        1997
                                          ------ -------  --------  ------------
   Current:
     Federal............................. $  915 $  (275) $ (1,689)   $  (179)
     State...............................    125      10       --         --
     Foreign.............................    --      456       153         51
                                          ------ -------  --------    -------
                                           1,040     191    (1,536)      (128)
   Deferred:
     Federal.............................  1,591    (653)   (7,303)       128
     State...............................    213     (18)     (226)       --
                                          ------ -------  --------    -------
                                           1,804    (671)   (7,529)       128
                                          ------ -------  --------    -------
                                          $2,844 $  (480) $ (9,065)   $   --
                                          ====== =======  ========    =======

  The Company's available net operating loss (NOL) carryforward for federal tax reporting purposes approximates $17,300 and may be subject to certain limitations as defined under Section 382 of the Internal Revenue Code. The federal NOL carryforwards expire through the year 2012. The Company's NOL's for state tax reporting purposes approximate $13,000 and expire through the year 2002.

                INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

  AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 ARE UNAUDITED

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  A reconciliation of the statutory federal income tax rate and the effective tax rate as a percentage of pretax income is as follows:

                                            YEARS ENDED          EIGHT MONTHS
                                             APRIL 30,               ENDED
                                          --------------------   DECEMBER 31,
                                          1995   1996    1997        1997
                                          ----   -----   -----   -------------
  Statutory income tax rate.............. 34.0 % (34.0)% (34.0)%     (34.0)%
  State and local income taxes, net of
   federal income tax benefit............  6.6    (3.0)   (3.0)       (3.0)
  Valuation allowance....................  --      --      8.0        39.7
  Other.................................. (0.5)   (2.2)    4.0        (2.7)
                                          ----   -----   -----       -----
  Effective income tax rate.............. 40.1 % (39.2)% (25.0)%       --  %
                                          ====   =====   =====       =====

  The components of the Company's net deferred income tax asset (liability) are as follows:

                                                   APRIL 30,
                                                ----------------  DECEMBER 31,
                                                 1996     1997        1997
                                                -------  -------  ------------
   Current deferred tax asset (liability):
     Prepaid royalties......................... $(4,681) $(3,060)   $(2,760)
     Nondeductible reserves....................   3,655    5,532      5,603
     Accrued expenses..........................     675      769      1,015
     Foreign loss and credit carryforward......     568      207      1,008
     Federal and state net operating losses....     --     6,264      6,668
     Research and development credit
      carryforward.............................     --       831        831
     Other.....................................     106      241        330
                                                -------  -------    -------
                                                    323   10,784     12,695
     Valuation allowance.......................     --    (2,895)    (4,903)
                                                -------  -------    -------
                                                $   323  $ 7,889    $ 7,792
                                                =======  =======    =======
   Non-current deferred tax asset (liability):
     Depreciation expense...................... $  (591) $  (585)   $  (625)
     Nondeductible reserves....................     155      127        191
     Other.....................................      70       55        --
                                                -------  -------    -------
                                                $  (366) $  (403)   $  (434)
                                                =======  =======    =======

                INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

  AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 ARE UNAUDITED

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


8. COMMITMENTS AND CONTINGENCIES

 Leases

  The Company leases office space in Irvine, California for its corporate offices. The lease expires in June 2006 with one five-year option to extend the term of the lease. The Company has also entered into various computer equipment operating leases. Future minimum lease payments under noncancelable operating leases are as follows:

   Year ending December 31:
     1998............................................................... $ 2,036
     1999...............................................................   1,710
     2000...............................................................   1,414
     2001...............................................................   1,522
     2002...............................................................   1,669
     Thereafter.........................................................   6,133
                                                                         -------
                                                                         $14,484
                                                                         =======

  Total rent expense was $362, $697 and $2,089 for the years ended April 30, 1995, 1996 and 1997, respectively, and $1,292 for the eight months ended December 31, 1997.

 Pending Internal Revenue Service Examination

  The Internal Revenue Service (the IRS) is currently examining the Company's consolidated federal income tax returns for the years ended April 30, 1994, 1995 and 1996. The consolidated federal income tax return for the year ended April 30, 1997 remains open. The IRS has preliminarily challenged the timing of certain tax deductions taken by the Company. The Company is currently contesting such challenges. However, if the IRS is successful in its position, the effect on the consolidated financial statements would be to reduce amounts currently shown as deferred income taxes and net operating loss carryforwards and the recording of interest expense of approximately $700. In conjunction with this matter, the Company has recorded certain reserves and, in the opinion of management, settlement of this matter will not have a material adverse effect on the consolidated financial position or operating results of the Company.

 Litigation

  In July 1997, S3 Incorporated (S3), an original equipment manufacturer (OEM) customer, filed a complaint against the Company claiming, among other things, that the Company breached its obligations to S3 under a license agreement. In September 1997, the Company filed a cross-complaint against S3 claiming, among other things, that S3 breached the license agreement by failing to make guaranteed payments. Both parties are seeking in excess of $1,000 in the lawsuit. On April 28, 1998, the Company entered into a Settlement and Release Agreement pursuant to which S3 has agreed to pay the Company certain amounts in full settlement of all claims.

  The Company is also involved in other litigation arising from the normal course of business. Management believes that the final outcome of all legal matters will not have a material adverse effect on the Company's financial position or results of operations.

 Employment Agreements

  The Company has entered into employment agreements with three of its officers providing for, among other things, salary, bonuses and the right to participate in certain incentive compensation and other employee benefit plans established by the Company. Under these agreements, upon termination without cause or resignation for

                INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

  AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 ARE UNAUDITED

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

good reason, as defined, the employees are entitled to 150 percent of their annual salary and 75 percent of the imputed bonus, as defined. These agreements expire in 1999.

9. COMMON STOCK

  During 1994, the Company issued 1,824,897 shares of common stock for cash to a corporate stockholder. In addition, the corporate stockholder purchased 1,216,598 shares of common stock for cash from the founder of the Company (the Founder). In connection with this transaction, the corporate stockholder was granted options to purchase additional shares from the Founder, which were exercisable in 1995 and 1996. The corporate stockholder exercised these options and purchased 1,150,123 and 1,216,598 shares from the Founder during 1996 and 1995, respectively.

  On May 26, 1995, the Company entered into an Agreement of Settlement and Mutual Release with a former employee whereby 89,222 shares of common stock were cancelled and the former employee's remaining shares of 45,000 shares were retained by the former employee.

  On February 1, 1997, the Company repurchased 29,124 shares of common stock from an employee in exchange for a $275 note payable. The note bears interest at 7 percent and is payable over 36 months.

  On September 12, 1997, the Company entered into a Separation and Release Agreement with a former employee whereby 178,594 shares of common stock were cancelled and the former employee's remaining shares of 149,500 shares were retained by the former employee.

10. EMPLOYEE BENEFIT PLANS

 Stock Option Plans

  The Company has three stock option plans. Under the Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan--1991 (1991
Plan), the Company may grant options to its employees to purchase up to 2,250,000 shares of common stock. Under the Incentive Stock Option and Nonqualified Stock Option Plan--1994 (1994 Plan), the Company may grant options to its employees to purchase up to 808,300 shares of common stock. Under the 1997 Stock Incentive Plan, adopted in 1997, the Company may grant options to its employees, consultants and directors to purchase up to 700,000 shares of common stock (See Note 13).

  Options under all three plans generally vest over five years. Holders of options under the 1991 Plan and the 1994 Plan shall be deemed 100 percent vested in the event of a merger in which the Company is not the surviving entity, a sale of substantially all of the assets of the Company, or a sale of all shares of common stock of the Company. The Company has treated the difference, if any, between the exercise price and the estimated fair market value, as determined by the board of directors on the date of grant, as compensation expense for financial reporting purposes. Compensation expense for the vested portion aggregated $306 for each of the years ended April 30, 1996 and 1997 and $204 for the eight months ended December 31, 1997.

                 INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

  AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 ARE UNAUDITED

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  The following is a summary of option activity pursuant to the Company's stock option plans:

                              APRIL 30, 1996      APRIL 30, 1997    DECEMBER 31, 1997
                            ------------------- ------------------- -------------------
                                       WEIGHTED            WEIGHTED            WEIGHTED
                                       AVERAGE             AVERAGE             AVERAGE
                                       EXERCISE            EXERCISE            EXERCISE
                             SHARES     PRICE    SHARES     PRICE    SHARES     PRICE
                            ---------  -------- ---------  -------- ---------  --------
   Options outstanding at
    beginning of year...... 1,665,479   $1.69   1,824,025   $ 3.16  1,630,022   $ 4.59
   Granted.................   418,050    8.79     136,800    14.08    263,750    11.25
   Exercised...............  (177,104)   0.79    (313,403)    0.18        --       --
   Cancelled...............   (82,400)   7.16     (17,400)    8.50    (54,800)   12.50
                            ---------   -----   ---------   ------  ---------   ------
   Options outstanding at
    end of year............ 1,824,025   $3.16   1,630,022   $ 4.59  1,838,972   $ 5.31
                            =========   =====   =========   ======  =========   ======
   Options exercisable..... 1,434,775           1,218,102           1,324,132
                            =========           =========           =========

  The following outlines the significant assumptions used to calculate the fair value information presented utilizing the Black Scholes Single Option approach with ratable amortization:

                                                  APRIL 30,
                                            --------------------- DECEMBER 31,
                                               1996       1997        1997
                                            ---------- ---------- ------------
   Risk free rate..........................       6.1%       6.1%        6.1%
   Expected life........................... 7.12 years 7.13 years  8.02 years
   Expected volatility.....................        --         --          --
   Expected dividends......................        --         --          --
   Weighted-average grant-date fair value
    of options granted.....................      $2.34      $3.68       $3.61

  A detail of the options outstanding and exercisable as of December 31, 1997 is as follows:

                 OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
   ------------------------------------------------- --------------------
                                  WEIGHTED
                                  AVERAGE   WEIGHTED             WEIGHTED
                                 REMAINING  AVERAGE              AVERAGE
      RANGE OF         NUMBER     CONTRACT  EXERCISE   NUMBER    EXERCISE
   EXERCISE PRICES   OUTSTANDING    LIFE     PRICE   OUTSTANDING  PRICE
   ---------------   ----------- ---------- -------- ----------- --------
    $ 0.15-$ 0.47       676,659  4.31 years  $ 0.21     676,659   $ 0.21
      2.00-  4.44       274,913  6.15 years    3.48     274,913     3.48
      4.50-  8.50       446,350  7.26 years    7.91     278,360     7.84
     10.00- 14.62       441,050  8.49 years   11.65      94,200    11.62
    -------------     ---------  ----------  ------   ---------   ------
    $ 0.15-$14.62     1,838,972  6.30 years  $ 5.31   1,324,132   $ 3.30
    =============     =========  ==========  ======   =========   ======

                INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

  AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 ARE UNAUDITED

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  The following table shows pro forma net loss as if the fair value based accounting method prescribed by SFAS No. 123 had been used to account for stock based compensation cost:

                                                                   EIGHT MONTHS
                                           YEARS ENDED APRIL 30,      ENDED
                                           ----------------------  DECEMBER 31,
                                             1996        1997         1997
                                           ---------- -----------  ------------
   Net loss as reported..................  $    (744) $   (27,219)   $(5,059)
   Pro forma compensation expense........       (121)        (348)      (276)
                                           ---------  -----------    -------
   Pro forma net loss....................  $    (865) $   (27,567)   $(5,335)
                                           =========  ===========    =======
   Basic and diluted net loss as report-
    ed...................................  $   (0.07) $     (2.46)   $ (0.45)
   Basic and diluted pro forma net loss..  $   (0.08) $     (2.49)   $ (0.48)


 Profit Sharing 401(k) Plan

  The Company sponsors a 401(k) plan (the Plan) for full-time employees over 18 years of age. Eligible employees may participate in the Plan in each year in which the employee has greater than 1,000 hours of service with the Company. The Company matches 50 percent of the participant's contributions up to the first six percent of the participant's salary deferral. The profit sharing contribution amount is at the sole discretion of the Company's board of directors. Participants vest at a rate of 20 percent per year after the first year of service for profit sharing contributions and 20 percent per year after the first three years of service for matching contributions.

  Participants become 100 percent vested upon death, permanent disability or termination of the Plan. Benefit expense for the years ended April 30, 1995, 1996 and 1997 was $53, $160, and $229, respectively, and $178 for the eight months ended December 31, 1997.

11. RELATED PARTIES

  The Company has amounts due from a business controlled by the Chairman and CEO of the Company. Net amounts due, prior to reserves, at April 30, 1996, and 1997 and December 31, 1997 were $1,607, $783 and $1,515, respectively. Such amounts at April 30 and December 31, 1997 are fully reserved. Through December 1997, the Company rented office space from the Chairman and CEO of the Company. Rent expense paid to the Chairman and CEO was $236, $248 and $191 for the years ended April 30, 1995, 1996 and 1997, respectively and $160 for the eight months ended December 31, 1997.

12. SIGNIFICANT CUSTOMERS

  For the year ended April 30, 1997 one customer accounted for approximately 15 percent of net revenues. No single customer accounted for ten percent or more of net revenues in the years ended April 30, 1995 and 1996 and the eight months ended December 31, 1997.

13. SUBSEQUENT EVENTS

 Reincorporation

  On March 2, 1998, the Board of Directors of Interplay Productions approved a reincorporation plan. Under the reincorporation plan Interplay Productions formed a new subsidiary in Delaware into which Interplay

                INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

  AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 ARE UNAUDITED

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Productions will be merged. The new Delaware Corporation has 50,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock authorized for issuance. The reincorporation plan became effective on May 29, 1998.

 Initial Public Offering

  On March 2, 1998, the Company's Board of Directors authorized management to pursue an initial public offering of the Company's common stock (IPO). The Company plans to file an S-1 Registration Statement with the Securities and Exchange Commission to sell common stock to the public. The proceeds of the offering will be used, in part, to repay debt.

 Subordinated Secured Promissory Notes

  As discussed in Note 6, the Note holders may elect to convert their Notes to common stock upon the closing of a qualified IPO, as defined. In accordance with the terms of the Notes, the Company has requested that each holder elect to either convert the outstanding principal amount to common stock upon the closing of the IPO or receive full payment in cash from the proceeds of the IPO. In the event this IPO is completed, the holders of approximately $8,700 of Notes and Warrants have elected to exercise their Warrants by cancellation of their Notes to common stock and the balance of approximately $6,100 have requested payment in cash.

  If the Company does not complete the IPO prior to November 30, 1998, the holders have the option, 30 days thereafter, to notify the Company in writing, that they declare the Notes due and payable or may unilaterally elect to extend the Notes one year. Management's current projections indicate that there will be sufficient cash flow from operations to fund that obligation should the Note holders elect cash payment. However, if the Company is not able to achieve the operating plan and therefore cash flows from operations are insufficient to repay the Notes, management would be prepared to implement certain cost-cutting measures. Such measures would include deferrals of advertising expenditures, capital additions and product development projects.

 Stock Options (unaudited)

  Effective February 9, 1998, the Company repriced substantially all outstanding options with exercise prices greater than $8 per share and subsequently reissued these options with exercise prices equal to $8 per share, management's estimate of the fair value of the Company's common stock as of the date of reissuance. The effect of this has not been reflected in the information in Note 10. These options were accounted for as new grants. Effective February 23, 1998, the number of shares authorized under the 1991 Plan and the 1994 Plan were reduced to 898,425 and 639,984, respectively, and such plans were terminated for purposes of future grants. The aggregate reduction of 1,519,891 shares were contributed to the 1997 Plan resulting in 2,219,891 authorized shares under the 1997 Plan, of which 1,680,541 remain available for grant. Also, on February 23, 1998, the Company granted 240,100 stock options with an exercise price equal to the estimated fair market value of $8 per share.

                INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

  AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 ARE UNAUDITED

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  A schedule of the options outstanding as of February 28, 1998 giving effect for the repricing discussed above is as follows:

                 OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
   ------------------------------------------------- --------------------
                                  WEIGHTED
                                  AVERAGE   WEIGHTED             WEIGHTED
                                 REMAINING  AVERAGE              AVERAGE
      RANGE OF         NUMBER     CONTRACT  EXERCISE   NUMBER    EXERCISE
   EXERCISE PRICES   OUTSTANDING    LIFE     PRICE   OUTSTANDING  PRICE
   ---------------   ----------- ---------- -------- ----------- --------
    $0.15-$ 0.47        676,659  4.15 years  $0.20      676,659   $0.20
     2.00-  4.44        274,913  5.99 years   3.48      274,913    3.48
     4.50-  6.66         81,500  6.37 years   5.33       61,500    5.61
     7.00- 10.00      1,021,634  8.36 years   8.15      320,260    8.19
    ------------      ---------  ----------  -----    ---------   -----
    $0.15-$10.00      2,054,706  6.58 years  $4.80    1,333,332   $3.05
    ============      =========  ==========  =====    =========   =====

14. OPERATIONS BY GEOGRAPHICAL AREA

  The Company operates in one industry segment. Information about the Company's operations in the United States and foreign areas for the fiscal years ended April 30, 1995, 1996 and 1997 and for the eight months ended December 31, 1997 and the three months ended March 31, 1998 is presented below:

                             APRIL 30, APRIL 30, APRIL 30,  DECEMBER 31, MARCH 31,
                               1995      1996      1997         1997       1998
                             --------- --------- ---------  ------------ ---------
   Net revenues:
     United States.........   $68,021   $78,823  $ 54,469     $65,199     $31,245
     United Kingdom........    11,525    18,127    27,867      20,689       9,751
     Other.................       --          2       926          73         --
                              -------   -------  --------     -------     -------
       Consolidated net
        revenues...........   $79,546   $96,952  $ 83,262     $85,961     $40,996
                              =======   =======  ========     =======     =======
   Income (loss) from oper-
    ations:
     United States.........   $ 5,090   $(1,410) $(30,764)    $   298     $ 1,478
     United Kingdom........       957     1,853    (3,871)     (2,666)      3,034
     Other.................       --       (860)      (49)       (418)        --
                              -------   -------  --------     -------     -------
       Consolidated income
        (loss) from
        operations.........   $ 6,047   $  (417) $(34,684)    $(2,786)    $ 4,512
                              =======   =======  ========     =======     =======
   Identifiable assets:
     United States.........   $39,211   $57,550  $ 53,722     $65,535     $69,650
     United Kingdom........     5,015    10,234    13,836      12,033       9,070
     Other.................       --        727     1,447         253        (393)
                              -------   -------  --------     -------     -------
       Consolidated
        identifiable
        assets.............   $44,226   $68,511  $ 69,005     $77,821     $78,327
                              =======   =======  ========     =======     =======

                 INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES

  AMOUNTS AND DISCLOSURES AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1997 AND 1998 ARE UNAUDITED

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  Net revenues for the years ended April 30, 1995, 1996 and 1997 and the eight months ended December 31, 1997 and the three months ended March 31, 1998 were made to geographic regions as follows:

                         APRIL 30, 1995  APRIL 30, 1996  APRIL 30, 1997  DECEMBER 31, 1997   MARCH 31, 1998
                         --------------- --------------- --------------- ------------------- ---------------
                         AMOUNT  PERCENT AMOUNT  PERCENT AMOUNT  PERCENT  AMOUNT   PERCENT   AMOUNT  PERCENT
                         ------- ------- ------- ------- ------- ------- --------- --------- ------- -------
North America........... $51,892   65.2% $54,702   56.4% $38,606   46.4% $  51,833     60.3% $23,516   57.4%
Europe..................  12,911   16.2   17,683   18.3   26,752   32.1     19,941     23.2    8,265   20.2
Rest of world...........     918    1.2    6,896    7.1    5,254    6.3      4,701      5.5    2,958    7.2
OEM, royalty and
 licensing..............  13,825   17.4   17,671   18.2   12,650   15.2      9,486     11.0    6,257   15.2
                         -------  -----  -------  -----  -------  -----  ---------  -------  -------  -----
                         $79,546  100.0% $96,952  100.0% $83,262  100.0% $  85,961    100.0% $40,996  100.0%
                         =======  =====  =======  =====  =======  =====  =========  =======  =======  =====

FUTURE
  RELEASES

                                                         BALDUR'S GATE

                                                  CAESARS PALACE VIP SERIES

                                                         CRIME KILLER

                                                            DESCENT:
      [ANIMATED DEPICTIONS OF CHARACTERS AND         FREESPACE THE GREAT WAR
      ARTWORK FROM CERTAIN OF THE LISTED FUTURE
      RELEASES ARE ARRANGED VERTICALLY
      TO THE LEFT OF THE RIGHT COLUMN]                 EARTHWORM JIM 3D

                                                           FALLOUT 2

                                                            M.A.X. 2

                                                            MESSIAH

                                                   REDNECK RAMPAGE RIDES AGAIN

                                                           STAR TREK:
                                                     SECRET OF VULCAN FURY

                                                         VR BASEBALL '99

                                                         VR FOOTBALL '99

                                                              WILD 9

                                                     THERE CAN BE NO ASSURANCE
                                                   THAT THE ANTICIPATED FUTURE
                                                   TITLES WILL BE RELEASED IN
                                                   A TIMELY MANNER, IF AT ALL.
                                                   SEE "RISK FACTORS"
                                                   COMMENCING ON PAGE FIVE.

                                                   STAR TREK AND RELATED
                                                   ELEMENTS(TM) & (C) 1998
                                                   PARAMOUNT PICTURES. ALL
                                                   RIGHTS RESERVED.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFER MADE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE ANY OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SO-LICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUB-SEQUENT TO THE DATE OF THE PROSPECTUS.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Summary Consolidated Financial Data......................................   4
Risk Factors.............................................................   5
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Dilution.................................................................  17
Capitalization...........................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  32
Management...............................................................  46
Principal Stockholders...................................................  54
Certain Transactions.....................................................  55
Description of Capital Stock.............................................  58
Shares Eligible for Future Sale..........................................  61
Underwriting.............................................................  62
Legal Matters............................................................  64
Experts..................................................................  64
Available Information....................................................  64
Index to Consolidated Financial Statements............................... F-1

                               ----------------

 UNTIL        , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               6,250,000 Shares


                       [LOGO OF INTERPLAY APPEARS HERE]

                                 Common Stock


                               ----------------

                                  PROSPECTUS

                               ----------------


                              Piper Jaffray inc.

                           Bear, Stearns & Co. Inc.

                                UBS Securities



                                       , 1998


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

                                                                   TO BE PAID BY
                                                                    THE COMPANY
                                                                   -------------
   SEC registration fee...........................................  $   21,203
   NASD filing fee................................................       7,688
   Nasdaq National Market application fee.........................      94,000
   Printing expenses..............................................     150,000
   Legal fees and expenses........................................     250,000
   Accounting fees and expenses...................................     175,000
   Blue sky fees and expenses.....................................      25,000
   Transfer agent and registrar fees..............................      50,000
   Directors and officers insurance premiums......................     150,000
   Miscellaneous..................................................      77,109
                                                                    ----------
     Total........................................................  $1,000,000
                                                                    ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  (a) As permitted by the Delaware General Corporation Law ("DGCL"), the Certificate of Incorporation of the Company (Exhibit 3.1 hereto) eliminates the liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a directors, except to the extent otherwise required by the DGCL.

  (b) The Certificate of Incorporation provides that the Company will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was a director or officer of the Company against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by the DGCL. The Company's Bylaws (Exhibit 3.2 hereto) provide for a similar indemnity to directors and officers of the Company to the fullest extent authorized by the DGCL.

  (c) The Certificate of Incorporation also gives the Company the ability to enter into indemnification agreements with each of its directors and officers. The Company has entered into indemnification agreements with certain of its directors and officers (Exhibit 10.11 hereto), which provide for the indemnification of such persons against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.

  (d) The Purchase Agreement to be entered into among the Company and the Underwriters (the form of which is filed as Exhibit 1.1 to this Registration Statement) requires the Underwriters to indemnify the Company and its officers and directors for certain liabilities, including certain liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The following is a summary of transactions by the Company during the last three years preceding the date hereof involving sales of the Company's securities that were not registered under the Securities Act:

  From March 31, 1995 to March 31, 1998, the Company issued an aggregate of 1,058,700 nonqualified stock options to purchase Common Stock pursuant to the Company's Incentive Stock Option and Nonqualified Stock Option Plan--1994 (the "1994 Plan") and pursuant to the Company's 1997 Stock Incentive Plan (the

"1997 Plan") to officers, directors and employees of the Company as described in the Prospectus, at a weighted average exercise price of $9.91. Such options were issued but not sold, in the view of the Company, and, therefore, registration thereof was not required. During the same period, the Company issued an aggregate of 667,270 shares of its Common Stock to three executive officers, eight employees and one terminated employee upon the exercise of non-plan options and options issued under the Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan--1991 (the
"1991 Plan") with purchase prices ranging from $0.153 to $4.44 per share for an aggregate consideration of $253,080.62 and the Company issued an aggregate of 1,200 shares of Common Stock upon the exercise of options under the 1994 Plan to one terminated employee at a purchase price of $8.50 per share. During the period referred to above, no options issued pursuant to the 1997 Plan were exercised.

  From October 10, 1996 to February 21, 1997, the Company issued Subordinated Secured Promissory Notes (the "Notes") and Warrants to purchase Common Stock, in the aggregate amount of $14,803,000 to 51 accredited investors, as defined under the Act, in a private offering. Subsequent to the closing of the private offering, the Company exchanged the original Notes bearing interest at the prime rate plus five percent (5%), but not less than ten percent (10%), per annum for Notes of equivalent principal value, but bearing interest at the rate of twelve percent (12%) per annum. Between May 7, 1997 and June 4, 1997, the Company issued 16,362 shares of Common Stock to Note holders who elected to convert the accrued interest on their Notes in the aggregate amount of $184,072.50 into such shares.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
   1.1   Form of Purchase Agreement among the Company and the Underwriters.+
   2.1   Form of Agreement and Plan of Reorganization and Merger, dated May   ,
          1998, between the Company and Interplay Productions.+
   3.1   Form of Amended and Restated Certificate of Incorporation of the
          Company.+
   3.2   Form of Amended and Restated Bylaws of the Company.+
   4.1   Specimen form of stock certificate for Common Stock.+
   4.2   Shareholders' Agreement among MCA Inc., the Company, and Brian Fargo, dated March 30, 1994, as amended.+
   4.3   Investors' Rights Agreement dated October 10, 1996, as amended, among the Company and holders of its Subordinated Secured Promissory Notes and Warrants to purchase Common Stock.+
   5.1   Opinion of Stradling Yocca Carlson & Rauth, a Professional
          Corporation.
  10.1   Amended and Restated 1997 Stock Incentive Plan (the "1997 Plan").+
  10.2   Form of Stock Option Agreement pertaining to the 1997 Plan.+
  10.3   Form of Restricted Stock Purchase Agreement pertaining to the 1997
          Plan.+
  10.4   Incentive Stock Option and Nonqualified Stock Option Plan--1994, as
          amended (the "1994 Plan").+
  10.5   Form of Nonqualified Stock Option Agreement pertaining to the 1994
          Plan.+
  10.6   Incentive Stock Option, Nonqualified Stock Option and Restricted Stock
          Purchase Plan--1991, as amended (the "1991 Plan").+
  10.7   Form of Incentive Stock Option Agreement pertaining to the 1991 Plan.+
  10.8   Form of Nonqualified Stock Option Agreement pertaining to the 1991
          Plan.+
  10.9   Intentionally omitted.
 10.10   Employee Stock Purchase Plan.+
 10.11   Form of Indemnification Agreement for Officers and Directors of the
          Company.+

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 10.12   Form of Subordinated Secured Promissory Note between the Company and note holders.+
 10.13   Form of Warrant to Purchase Common Stock between the Company and warrant holders.+
 10.14   Von Karman Corporate Center Office Building Lease between the Company and Aetna Life Insurance Company of Illinois ("Aetna"), dated
          September 8, 1995, together with amendments thereto.+
 10.15   Loan and Security Agreement among Greyrock Business Credit, a Division of NationsCredit Commercial Corporation ("Greyrock"), the Company,
          and Interplay OEM, Inc. ("Interplay OEM"), dated June 16, 1997, as amended, with Schedules.+
 10.16   Intentionally omitted.
 10.17   Intentionally omitted.
 10.18   Letter of Credit Agreement among Greyrock, the Company and Interplay
          OEM, dated September 10, 1997.+
 10.19   Letter of Credit Agreement among Greyrock, the Company and Interplay
          OEM, dated September 24, 1997.+
 10.20   Master Equipment Lease between Brentwood Credit Corporation and the
          Company, dated March 28, 1996, with Schedules.+
 10.21   Intentionally omitted.
 10.22   Master Equipment Lease Agreement between General Electric Capital
          Computer Leasing Corporation ("GECC") and the Company, dated December
          14, 1994, as amended, with Schedules.+
 10.23   Confidential License Agreement for Nintendo 64 Video Game System,
          between the Company and Nintendo of America, Inc., dated October 7,
          1997. (Portions omitted pursuant to a request for confidential treatment.)+
 10.24   PlayStation License Agreement, between Sony Computer Entertainment of
          America and the Company, dated February 16, 1995. (Portions omitted pursuant to a request for confidential treatment.)+
 10.25   Master Merchandising License Agreement between Paramount Pictures
          Corporation and the Company, dated as of June 16, 1992. (Portions omitted pursuant to a request for confidential treatment.)
 10.26   Employment Agreement between the Company and Brian Fargo, dated March
          28, 1994, as amended.+
 10.27   Employment Agreement between the Company and Christopher J.
          Kilpatrick, dated May 1, 1994, as amended.
 10.28   Employment Agreement between the Company and Richard S.F. Lehrberg, dated March 28, 1994, as amended.+
  21.1   Subsidiaries of the Company.+
  23.1   Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation
          (to be contained in the opinion to be filed as Exhibit 5.1 hereto).
  23.2   Consent of Arthur Andersen LLP.
  24.1   Power of Attorney (included as page II-5 to the Registration
          Statement).+
  27.1   Financial Data Schedule.+

--------
+  Previously filed.

  (b) Financial Statement Schedules

  NUMBER

  Schedule II--Valuation and Qualifying Accounts

  All other schedules are omitted because they are not required under the related instructions, are inapplicable, or the information is included in the Consolidated Financial Statements or the Notes thereto.

ITEM 17. UNDERTAKINGS

  The Company hereby undertakes to provide to the Representatives at the closing specified in the Purchase Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The Company hereby undertakes that:

  (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF IRVINE, STATE OF CALIFORNIA, ON THE 29TH DAY OF MAY, 1998.

                                          INTERPLAY ENTERTAINMENT CORP.

                                                      /s/ Brian Fargo
                                          By: _________________________________
                                                        BRIAN FARGO
                                                   CHAIRMAN OF THE BOARD
                                                AND CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE
              ---------                        -----                 ----

           /s/ Brian Fargo             Chairman of the           May 29, 1998
-------------------------------------   Board of Directors
             BRIAN FARGO                and Chief Executive
                                        Officer (Principal
                                        Executive Officer)

    /s/ Christopher J. Kilpatrick      President and             May 29, 1998
-------------------------------------   Director
      CHRISTOPHER J. KILPATRICK

         /s/ James C. Wilson           Chief Financial           May 29, 1998
-------------------------------------   Officer (Principal
           JAMES C. WILSON              Financial and
                                        Accounting Officer)

                  *                    Executive Vice            May 29, 1998
-------------------------------------   President and
        RICHARD S.F. LEHRBERG           Director

                  *                    Director                  May 29, 1998
-------------------------------------
           MARK PINKERTON

                  *                    Director                  May 29, 1998
-------------------------------------
           CHARLES S. PAUL

                  *                    Director                  May 29, 1998
-------------------------------------
            PAUL A. RIOUX

                  *                    Director                  May 29, 1998
-------------------------------------
           DAVID R. DUKES


*By:       /s/ Brian Fargo
  ----------------------------------
             BRIAN FARGO
          ATTORNEY-IN-FACT

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Interplay Entertainment Corp:

  We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Interplay Entertainment Corp. included in this registration statement and have issued our report thereon dated March 20, 1998. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule included on page S-2 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

  Our report on the consolidated financial statements includes an explanatory paragraph that states that the Subordinated Secured Promissory Notes ("Notes") mature on November 30, 1998 and that the holders have the option to notify the Company in writing that they declare the Notes due and payable. In addition, the Company's line of credit matures in May 1999. Terms of these borrowings and management's plans in connection with repayment are, 30 days thereafter, discussed further in Notes 6 and 13 to the consolidated financial statements.

                                          Arthur Andersen LLP

Orange County, California
March 20, 1998

                 INTERPLAY ENTERTAINMENT CORP. AND SUBSIDIARIES


                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                             (AMOUNTS IN THOUSANDS)

                                      BALANCE AT CHARGED TO             BALANCE
                                      BEGINNING  COSTS AND              AT END
            DESCRIPTION               OF PERIOD   EXPENSES  DEDUCTIONS OF PERIOD
            -----------               ---------- ---------- ---------- ---------
Year Ended April 30, 1995
 Allowance for doubtful accounts and
 returns............................   $ 1,448    $10,878    $ (7,294)  $ 5,032
                                       =======    =======    ========   =======
Year Ended April 30, 1996
 Allowance for doubtful accounts and
 returns............................   $ 5,032    $26,882    $(22,814)  $ 9,100
                                       =======    =======    ========   =======
Year Ended April 30, 1997
 Allowance for doubtful accounts and
 returns............................   $ 9,100    $34,424    $(28,630)  $14,894
                                       =======    =======    ========   =======
Eight Months Ended December 31, 1997
 Allowance for doubtful accounts and
 returns............................   $14,894    $21,915    $(22,348)  $14,461
                                       =======    =======    ========   =======

                                 EXHIBIT INDEX

                                                                  SEQUENTIALLY
 EXHIBIT                                                            NUMBERED
   NO.                         DESCRIPTION                            PAGE
 -------                       -----------                        ------------
   1.1   Form of Purchase Agreement among the Company and the
          Underwriters.+
   2.1   Form of Agreement and Plan of Reorganization and
          Merger, dated May   , 1998, between the Company and
          Interplay Productions.+
   3.1   Form of Amended and Restated Certificate of
          Incorporation of the Company.+
   3.2   Form of Amended and Restated Bylaws of the Company.+
   4.1   Specimen form of stock certificate for Common Stock.+
   4.2   Shareholders' Agreement among MCA Inc., the Company,
          and Brian Fargo, dated March 30, 1994, as amended.+
   4.3   Investors' Rights Agreement dated October 10, 1996, as
          amended, among the Company and holders of its
          Subordinated Secured Promissory Notes and Warrants to
          purchase Common Stock.+
   5.1   Opinion of Stradling Yocca Carlson & Rauth, a
          Professional Corporation.
  10.1   Amended and Restated 1997 Stock Incentive Plan (the
          "1997 Plan").+
  10.2   Form of Stock Option Agreement pertaining to the 1997
          Plan.+
  10.3   Form of Restricted Stock Purchase Agreement pertaining
          to the 1997 Plan.+
  10.4   Incentive Stock Option and Nonqualified Stock Option
          Plan--1994, as amended (the "1994 Plan").+
  10.5   Form of Nonqualified Stock Option Agreement pertaining
          to the 1994 Plan.+
  10.6   Incentive Stock Option, Nonqualified Stock Option and
          Restricted Stock Purchase Plan--1991, as amended (the
          "1991 Plan").+
  10.7   Form of Incentive Stock Option Agreement pertaining to
          the 1991 Plan.+
  10.8   Form of Nonqualified Stock Option Agreement pertaining
          to the 1991 Plan.+
  10.9   Intentionally omitted.
 10.10   Employee Stock Purchase Plan.+
 10.11   Form of Indemnification Agreement for Officers and
          Directors of the Company.+
 10.12   Form of Subordinated Secured Promissory Note between
          the Company and note holders.+
 10.13   Form of Warrant to Purchase Common Stock between the
          Company and warrant holders.+
 10.14   Von Karman Corporate Center Office Building Lease
          between the Company and Aetna Life Insurance Company
          of Illinois ("Aetna"), dated September 8, 1995,
          together with amendments thereto.+
 10.15   Loan and Security Agreement among Greyrock Business
          Credit, a Division of NationsCredit Commercial
          Corporation ("Greyrock"), the Company, and Interplay
          OEM, Inc. ("Interplay OEM"), dated June 16, 1997, as
          amended, with Schedules.+
 10.16   Intentionally omitted.
 10.17   Intentionally omitted.
 10.18   Letter of Credit Agreement among Greyrock, the Company
          and Interplay OEM, dated September 10, 1997.+
 10.19   Letter of Credit Agreement among Greyrock, the Company
          and Interplay OEM, dated September 24, 1997.+
 10.20   Master Equipment Lease between Brentwood Credit
          Corporation and the Company, dated March 28, 1996,
          with Schedules.+

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
   NO.                         DESCRIPTION                             PAGE
 -------                       -----------                         ------------
 10.21   Intentionally omitted.
 10.22   Master Equipment Lease Agreement between General
          Electric Capital Computer Leasing Corporation ("GECC")
          and the Company, dated December 14, 1994, as amended,
          with Schedules.+
 10.23   Confidential License Agreement for Nintendo 64 Video
          Game System, between the Company and Nintendo of
          America, Inc., dated October 7, 1997. (Portions
          omitted pursuant to a request for confidential
          treatment.)+
 10.24   PlayStation License Agreement, between Sony Computer
          Entertainment of America and the Company, dated
          February 16, 1995. (Portions omitted pursuant to a
          request for confidential treatment.)+
 10.25   Master Merchandising License Agreement between
          Paramount Pictures Corporation and the Company, dated
          as of June 16, 1992. (Portions omitted pursuant to a
          request for confidential treatment.)
 10.26   Employment Agreement between the Company and Brian
          Fargo, dated March 28, 1994, as amended.+
 10.27   Employment Agreement between the Company and
          Christopher J. Kilpatrick, dated May 1, 1994, as
          amended.
 10.28   Employment Agreement between the Company and Richard
          S.F. Lehrberg, dated March 28, 1994, as amended.+
  21.1   Subsidiaries of the Company.+
  23.1   Consent of Stradling Yocca Carlson & Rauth, a
          Professional Corporation (to be contained in the
          opinion to be filed as Exhibit 5.1 hereto).
  23.2   Consent of Arthur Andersen LLP.
  24.1   Power of Attorney (included as page II-5 to the
          Registration Statement).+
  27.1   Financial Data Schedule.+

--------
+  Previously filed.